     As filed with the Securities and Exchange Commission on July 15, 1999


                                                      Registration No. 333-78109
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                           --------------------------


                                Amendment No. 3
                                       To
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                                 HOOVER'S, INC.

             (Exact name of registrant as specified in its charter)

           Delaware                                   7375                                  74-2559474
 (State or other jurisdiction             (Primary Standard Industrial                   (I.R.S. Employer
              of                          Classification Code Number)                 Identification Number)
incorporation or organization)

                                 Hoover's, Inc.
                           1033 La Posada Drive #250
                              Austin, Texas 78752
                                 (512) 374-4500

(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                           --------------------------

                                Patrick J. Spain
                             Chairman of the Board,
                     Chief Executive Officer and President
                                 Hoover's, Inc.
                           1033 La Posada Drive #250
                              Austin, Texas 78752
                                 (512) 374-4500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

           RONALD G. SKLOSS                             ALAN DEAN
           THOMAS R. NELSON                       Davis Polk & Wardwell
            MARK T. GOGLIA                         450 Lexington Avenue
   Brobeck, Phleger & Harrison LLP               New York, New York 10017
   301 Congress Avenue, Suite 1200                    (212) 450-4000
         Austin, Texas 78701                    Facsimile: (212) 450-4800
            (512) 477-5495
      Facsimile: (512) 477-5813

                           --------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________


If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy securities, in any state where the offer or sale is not permitted.

PROSPECTUS
                             SUBJECT TO COMPLETION


                              DATED JULY 15, 1999


3,250,000 SHARES

[LOGO]

COMMON STOCK

(PAR VALUE $.01 PER SHARE)

This is the initial public offering by Hoover's, Inc. of shares of its common stock.

We have filed an application to qualify the common stock for quotation on the Nasdaq National Market under the symbol "HOOV." We estimate that the initial public offering price will be between $12.00 and $14.00 per share.

INVESTING IN THE COMMON STOCK INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                PRICE TO         UNDERWRITING     PROCEEDS TO
                                PUBLIC           DISCOUNTS        HOOVER'S
---------------------------------------------------------------------------------
Per Share                       $                $                $
---------------------------------------------------------------------------------
Total                           $                $                $
---------------------------------------------------------------------------------

We have granted the underwriters the right to purchase up to an additional 487,500 shares of common stock to cover over-allotments.


J.P. Morgan & Co. is acting as the sole bookrunner for the offering.


                            ------------------------

                              JOINT LEAD MANAGERS

J.P. MORGAN & CO.                                                LEHMAN BROTHERS
                                ----------------

VOLPE BROWN WHELAN & COMPANY                             WIT CAPITAL CORPORATION

            , 1999

                                      Art

The inside front cover contains a gatefold with a number of Hoover's Online screen shots. The screen shots consist of the Hoover's Online home page, a company profile, a company capsule, financials of a company, the Store, Industry Zone, Lead Finder, IPO Central, Stock Screener and Hoover's Online U.K.

                               Table of Contents

                                                     Page
Prospectus Summary..............................           3
Summary Financial Information...................           6
Risk Factors....................................           7
Use of Proceeds.................................          19
Dividend Policy.................................          19
Capitalization..................................          20
Dilution........................................          21
Selected Financial Data.........................          22
Forward-looking Statements......................          23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................          24

                                                     Page
Business........................................          35
Management......................................          50
Certain Transactions............................          59
Principal Stockholders..........................          61
Description of Capital Stock....................          63
Shares Eligible for Future Sale.................          66
Underwriting....................................          67
Legal Matters...................................          69
Experts.........................................          69
Available Information...........................          69
Index to Financial Statements...................         F-1


In deciding whether to buy our common stock, you should rely only on the information contained in this prospectus. To understand this offering fully, you should read this entire prospectus carefully, including the financial statements and notes. Individual sections of the prospectus, such as the section entitled "Prospectus Summary," are not complete and do not contain all of the information that you should consider before investing in Hoover's. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until       , 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               Prospectus Summary

You should read this summary together with the more detailed information and our financial statements and related notes appearing elsewhere in this prospectus. All references to shares of common stock in this prospectus reflect a 2-for-1 split of our common stock which became effective on June 8, 1999 and a 0.75-for-1 split of our common stock effective June 29, 1999. Except as otherwise specified, the information in this prospectus assumes that the underwriters do not exercise the option we have granted to them to purchase additional shares in this offering.

Our Business

Hoover's is an Internet provider of company and industry information designed to meet the diverse needs of business organizations, businesspeople and investment professionals worldwide. Our Web site is Hoover's Online located at WWW.HOOVERS.COM. We were one of the first to provide high-quality, proprietary business information on the Internet to the mission-oriented businessperson, who seeks answers to specific questions. Visitors to our Web site use our information for their professional endeavors, including financial and competitive research, as well as for their personal activities, including career development and personal investment. We provide our advertisers, sponsors and the businesses with whom we have e-commerce relationships with a large, demographically desirable audience, who as a group, we believe are affluent, highly educated and willing to conduct business over the Internet. For the quarter ended March 31, 1999, our Web site attracted approximately two million unique visitors and the total number of pages they accessed on our Web site, known as page views, was over 30 million during that period. Our core asset is our proprietary editorial content which includes information on approximately 14,000 public and private enterprises worldwide and 45 industry sectors. We continually expand and update our database of company and industry information as well as offer our branded search and sort tools, such as Lead Finder and StockScreener, to make our information more useful to businesspeople. We also provide information on initial public offerings through IPO Central, feature stories, news, career information, personal finance information, SEC documents, management biographical information, brokerage reports and credit reports.

We have developed a loyal audience by offering:

- proprietary, trusted editorial content;

- a focus on the needs of businesspeople;

- tiered levels of service: free, paid subscription and pay-per-view; and

- an efficient Internet sales channel.

We generate revenues from the following sources:

- online information sales, consisting of subscriptions and licenses of our editorial content;

- advertising, sponsorship and e-commerce; and

- sales of our company information in CD-ROM and print.

We provide subscription-based business information services on the Internet, with an estimated 100,000 paying users, also known as seats, as of March 31, 1999. Of these 100,000 seats, over 29,000 were individual subscribers which pay on an individual basis and the balance were attributable to over 1,300 corporate and academic accounts, known as enterprise accounts or subscribers, which we estimate represented over 70,000 seats which are paid for on an enterprise or company basis, rather than on an individual basis. As we have built our subscriber base, however, we have incurred net losses. We incurred a net loss of $2.3 million for the fiscal year ended March 31, 1999 and a net loss of $1.8 million for fiscal 1998.

In addition to our Hoover's Online Web site, we distribute our content through several online channels in a format that includes our name and logo along with the distributing channel's name and logo. This is known as co-branding. We co-brand our information on the following widely followed Web sites: America Online, Go/ Infoseek, Microsoft Network and Yahoo!. We license our information for distribution through leading business and financial information services, including Bloomberg, Dow Jones, LEXIS-NEXIS, Microsoft Network, OneSource and Reuters who were our largest licensees based on revenues in fiscal 1999. In June 1999, we licensed a portion of our content for distribution by NBC, CNBC and CNBC.com. We also co-brand material with online versions of the following newspapers: THE NEW YORK TIMES, THE WASHINGTON POST and THE LOS ANGELES TIMES. We generate e-commerce revenues from our paid relationships with e-commerce companies such as Amazon.com, Multex.com and Winstar Telebase from whom we derived the most e-commerce revenue in fiscal 1999. Through our e-commerce relationships, we offer digital products delivered over the Internet, such as Dun & Bradstreet credit reports and brokerage research reports distributed by Multex.com, as well as physical products. The businesses with whom we have e-commerce relationships purchase advertisements on our Web site, known as banners and buttons, pay us commissions for sending new customers to their Web sites and/or pay us a percentage of the total transaction revenues generated through Hoover's Online.

Our principal executive offices are located at 1033 La Posada Drive #250, Austin, Texas 78752. Our telephone number is (512) 374-4500. Our Web site is WWW.HOOVERS.COM. The information contained on our Web site is not incorporated by reference into this prospectus.

                                  The Offering

The following information regarding shares outstanding is as of March 31, 1999.

Common stock offered by Hoover's.......  3,250,000 shares

Common stock to be outstanding after
  the offering.........................  11,422,587 shares

Use of proceeds........................  We intend to use the net proceeds from the offering to fund increased marketing, for further
                                         development of Hoover's Online, for potential
                                         acquisitions, and for other general corporate
                                         purposes.

Proposed Nasdaq National Market
  Symbol...............................  "HOOV"

The outstanding share information set forth above excludes:

- 2,125,650 shares issuable upon the exercise of stock options outstanding under our stock option plans, with a weighted average exercise price of $2.88 per share;

- 2,979,645 shares reserved for issuance under our 1999 Stock Incentive Plan;


- 1,636,020 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $3.91 per share; and


- 150,000 shares reserved for issuance under our 1999 Employee Stock Purchase Plan.

The outstanding share information set forth above includes:

- 206,044 shares issued to National Broadcasting Company, Inc. in June 1999;

- 971,591 shares issued to Knowledge Net Holdings, L.L.C. in June 1999;

- 51,136 shares issued to Nextera Enterprises, Inc. in June 1999; and

- 3,091 shares issued to Wit Capital Corporation in June 1999.

                         Summary Financial Information

The following table contains our summary financial data which should be read together with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The pro forma column in the second table below reflects our sale of common stock in the June 1999 transactions. The pro forma as adjusted column reflects the issuance of 3,250,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share.

                                                                         ----------------------------------------
                                                                                   Year Ended March 31,
                                                                         ----------------------------------------

                                                                                 1997          1998          1999
                                                                         ------------  ------------  ------------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Statement of Operations Data:
Net revenues...........................................................  $      3,360  $      5,182  $      9,229
Gross profit...........................................................         1,231         2,147         4,227
Net loss...............................................................          (944)       (1,788)       (2,255)
Basic and diluted net loss per share...................................  $      (0.27) $      (0.39) $      (0.42)
Shares used in computing basic and diluted net loss per share..........     3,526,707     4,569,038     5,314,092

                                                                                -----------------------------------
                                                                                       As of March 31, 1999
                                                                                -----------------------------------
                                                                                                         Pro Forma
                                                                                   Actual   Pro Forma   As Adjusted
                                                                                ---------  -----------  -----------
DOLLARS IN THOUSANDS
Balance Sheet Data:
Cash and cash equivalents.....................................................  $   7,814   $  16,692    $  55,234
Total assets..................................................................     10,076      20,055       58,597
Working capital...............................................................      5,705      14,583       53,125
Long-term debt and capital lease obligations, less current portion............        168         168          168
Total stockholders' equity....................................................      6,760      16,739       55,281

                                  Risk Factors

BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISKS, TOGETHER WITH ALL THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

Risks Related to our Business

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES.

We incurred net losses of $944,000 in fiscal 1997, $1.8 million in fiscal 1998 and $2.3 million in fiscal 1999. At March 31, 1999, we had an accumulated deficit of $8.5 million. We expect operating losses and negative cash flow to continue for the foreseeable future as we continue to incur significant operating expenses and to make investments to enhance Hoover's Online. We intend to substantially increase our marketing and promotional spending to increase our audience. We may never generate sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

OUR BUSINESS IS SUBJECT TO QUARTERLY FLUCTUATIONS IN OPERATING RESULTS WHICH MAY NEGATIVELY IMPACT THE PRICE OF OUR STOCK.

Our quarterly operating loss was $931,000, $308,000 and $384,000 for each of the quarters ended September 30, 1998, December 31, 1998 and March 31, 1999. Our quarterly operating results may fluctuate significantly in the future due to a variety of factors. These factors include the following factors which are generally outside of our control:

- seasonal trends relating to subscriber usage of our services;

- the demand for Internet advertising and seasonal trends relating to Internet advertising spending;

- our ability to protect our systems from any telecommunications failures, power loss, or software-related system failures;

- the extent to which we experience increased competition in the markets for Internet services and advertising; and

- economic conditions specific to the Internet as well as general economic and market conditions.

Other factors which cause our quarterly operating results to fluctuate significantly which are at least partially under our control include:

- the rate of new subscriber acquisitions;

- the timing and effectiveness of our marketing efforts to acquire subscribers and promote our brand;

- the timing and effectiveness of any co-branding arrangements or other strategic alliances into which we enter;

- expenses related to upgrading our computer systems and related infrastructure; and

- changes in our operating expenses.

In addition, our operating expenses are based on our expectations of our future revenues, some of which are relatively fixed in the short term. We may be unable to reduce our expenses quickly enough to offset any unexpected revenue shortfall, which could have a material adverse effect on our business, operating results and financial condition.

Due to all of the foregoing factors and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance. It is possible that in some future periods our quarterly operating results may fall below the expectations of public market analysts and investors. In this event, the price of our common stock is likely to fall.

SEASONAL TRENDS IN OUR ADVERTISING REVENUES MAY CAUSE VOLATILITY IN OUR STOCK PRICE.

We have experienced seasonal trends in our advertising revenues and in our traffic. We believe that advertising sales in traditional media, such as television and radio, are generally lower in the first and third quarters of each calendar year. Moreover, viewer traffic on Hoover's Online and the Web sites of others with whom we license or co-brand our products is lower during the summer and year-end vacation and holiday periods when business usage of the Internet and Hoover's Online typically declines. Subscriber growth may decline during low traffic periods. Our operating results may be affected if we experience seasonality in future periods.

OUR FAILURE TO SIGNIFICANTLY INCREASE THE NUMBER OF OUR SUBSCRIBERS OR RETAIN OUR CURRENT SUBSCRIBERS WOULD ADVERSELY AFFECT OUR BUSINESS.


Our future success is highly dependent on attracting Internet users who are willing to subscribe to online business information services. We believe that marketing relationships, direct marketing, advertising, public relations campaigns and offering new and enhanced content and services help attract Internet users and subscribers. We intend to spend approximately $10 million of the net proceeds of this offering on a new marketing campaign designed to increase the number of our subscribers. On a percentage basis, we do not believe that our increased marketing expense will lead to an equivalent percentage increase in new subscribers. Therefore, we believe our incremental cost of acquiring subscribers will increase. However, we do not calculate the actual incremental costs of acquiring new subscribers, as such efforts benefit other revenue generating activities as well as attracting new subscribers. In addition, the number of Internet users willing to pay for online business information may not continue to increase. If the market for subscription-based online business information develops more slowly than we expect, or if our efforts to attract new subscribers are not successful or cost effective our operating results and financial condition may be materially and adversely affected.


We also believe that our long-term success depends largely on our ability to retain our existing subscribers. We continue to invest significant resources in our network infrastructure and customer and technical support capabilities to provide high levels of customer service. We cannot be certain that these investments will maintain or improve subscriber retention. In addition, some new subscribers do not become consistent users of Internet services and may discontinue or limit their use of our Web site. Any loss of significant numbers of subscribers would have a material adverse effect on our business, operating results and financial condition.

WE ARE DEVELOPING NEW AND ENHANCED SERVICES AND FEATURES THAT MAY NOT BE ATTRACTIVE TO OUR EXISTING AUDIENCE AND MAY NOT INCREASE OUR AUDIENCE.

We intend to expand the content, services and features offered on Hoover's Online by developing online resource centers in areas such as professional development and business travel. Management will spend a significant amount of time developing our online resource centers. We intend to increase substantially our marketing expenses and activities in order to publicize our new and enhanced offerings and to attract new visitors to Hoover's Online. We may not attract sponsors that provide compelling content or products for our online resource centers. Furthermore, the increase in marketing expenditures and activities may fail to attract additional viewers or may fail to attract visitors who enjoy our content and service offerings. Our business, operating results and financial condition will be adversely affected if we experience difficulties in introducing new and enhanced services or if these services are not accepted by new or existing viewers.

OUR BUSINESS INFORMATION AND SERVICES MAY NOT ATTRACT AN AUDIENCE WITH DEMOGRAPHIC CHARACTERISTICS DESIRABLE TO OUR ADVERTISERS.

Our future success depends on our ability to deliver compelling business information and services that will attract an audience with demographic characteristics valuable to our advertisers. If we are unable to continue to develop business information and services that attract an audience desirable to advertisers, it could have a material and adverse effect on our business, operating results and financial condition.

OUR FAILURE TO SUCCESSFULLY DEVELOP OUR ADVERTISING SALES FORCE COULD REDUCE OUR ADVERTISING REVENUES OR LIMIT THE GROWTH OF OUR ADVERTISING REVENUES.

Currently, we are developing and expanding our own advertising sales force. As of March 31, 1999, our advertising sales group consisted of four members. We intend to significantly increase our sales force. Our business would be adversely affected if we do not develop and maintain an effective advertising sales force. We depend on our sales force to sell advertising and sponsorships on Hoover's Online. This involves a number of risks, including:

- we may not be able to hire, retain, integrate and motivate additional advertising sales personnel in light of intense competition from other companies;

- new advertising sales personnel generally require a significant amount of time to become productive; and

- our advertising sales force has only recently begun selling sponsorships.

FAILURE TO PROVIDE A SUCCESSFUL ONLINE ADVERTISING ENVIRONMENT WOULD ADVERSELY AFFECT OUR BUSINESS.

If advertisers perceive the Internet in general or Hoover's Online in particular to be a limited or ineffective advertising medium, they may be reluctant to advertise online or on our Web site. We compete with other Web sites, television, radio and print media for a share of advertisers' total advertising budgets. Unlike traditional advertising media, no standards have been widely accepted to measure the effectiveness of advertising on the Internet. If widely accepted standards do not emerge, existing advertisers may discontinue or decrease their Internet advertising. If standards emerge and we are unable to offer advertisers effective advertising options as measured by the standards, advertisers may not continue advertising on our Web site. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. Our business, operating results and financial condition would be materially and adversely affected if the market for Internet advertising declines or develops more slowly than expected.

Different pricing models are used to sell advertising on the Internet. Prevalent pricing models consist of cost per click through, cost per thousand impressions, cost per placement and e-commerce or transaction share. We currently use all of these models except for cost per click through. If our base audience decreases, we will have to charge lower advertising rates for those transactions utilizing cost per thousand impressions. Cost per placement is a relatively new model and advertisers may not accept it. The e-commerce or transaction share model is based on revenue-sharing. Therefore, if we don't attract a sufficiently large audience willing to purchase from our advertisers, our revenues generated from advertisements sold under this model will decrease.

It is difficult to predict which advertising pricing models, if any, will emerge as industry standards. This uncertainty makes it difficult to project our future advertising rates and revenues. We cannot assure you that we will be successful under alternative pricing models that may emerge. Moreover, software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this software could materially adversely affect the commercial viability of Internet advertising, which could materially and adversely affect our advertising revenues.

IF WE ARE NOT SUCCESSFUL IN INCREASING BRAND AWARENESS OF, AND TRAFFIC TO, HOOVER'S ONLINE, OUR BUSINESS WOULD BE MATERIALLY AND ADVERSELY AFFECTED.

The future success of Hoover's Online will depend, in part, on our ability to increase our brand awareness. In order to build brand awareness and increase traffic to Hoover's Online, we must succeed in our marketing efforts and provide high-quality services. As part of our brand-building efforts, we have substantially increased our marketing budget, and we intend to spend approximately $10 million of the net proceeds of this offering on a new marketing campaign. Our ability to increase advertising and subscription revenues from Hoover's Online will depend in part on the success of this marketing campaign and our ability to increase the number of visitors and subscribers to our Web site. If our marketing efforts are unsuccessful or if we cannot increase our brand awareness and traffic to our Web site, our business, operating results and financial condition would be materially and adversely affected.

INCREASED COMPETITION COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

Many Web sites compete for the attention and spending of businesspeople and advertisers, particularly in the business information area. We expect this competition to continue to increase. We compete for subscribers, visitors, advertisers, and content providers with many types of companies, such as:

- tiered Web sites focused on business, such as The Wall Street Journal Interactive Edition;

- providers of company information, such as Dun & Bradstreet, MarketGuide and Standard & Poor's;

- providers of proprietary business information, such as Bloomberg Business News, Dow Jones and Reuters News Service;

- business information aggregators, such as Dialog, LEXIS-NEXIS and OneSource;

- consumer-oriented Web sites, such as Excite and Lycos; and

- other Web sites with a business orientation or a business channel.

We also compete with a number of organizations with whom we have strategic relationships, including THE WALL STREET JOURNAL, LEXIS-NEXIS and Bloomberg. We form strategic relationships with these organizations in order to increase the size of our audience by introducing Hoover's Online to a greater number of people. Hoover's information is valued by these organizations and is licensed to them. If these entities view us as a substantial competitive threat, they may not renew any strategic relationship agreements currently in place and our audience may decrease.

Some of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies, including offering their business information for free, and make more attractive offers to existing and potential new employees, businesses with whom we have strategic relationships and advertisers. Our competitors may develop content that is equal or superior to ours or that achieves greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for advertisers, visitors or staff, which could materially adversely affect our business, operating results and financial condition. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, operating results and financial condition.

OUR FUTURE SUCCESS DEPENDS ON OUR EDITORIAL STAFF.

We depend upon the efforts of our editorial staff to produce original, timely, comprehensive and trustworthy content. As of March 31, 1999, our editorial staff consisted of over 100 writers, editors, researchers and online producers. Competition for these personnel is intense, and we may not be able to retain existing or attract additional highly qualified staff in the future. If we lose the services of a significant number of our editorial staff or are unable to continue to attract additional qualified staff, our business, operating results and financial condition could be materially and adversely affected.

RAPID GROWTH IN OUR FUTURE OPERATIONS COULD CONTINUE TO STRAIN OUR MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES.

We have experienced rapid growth in our operations. As of March 31, 1999, we had grown to a total of 162 full-time employees, from 48 full-time employees on March 31, 1997. We expect that the number of our employees will continue to increase for the foreseeable future. This rapid growth has placed, and any additional growth will continue to place, a significant strain on our managerial, operational and financial resources. As a result, we will need to continue to improve our operational and financial systems and managerial controls and procedures. Our future success will also depend on our ability to expand, train and manage our workforce, in particular our sales and marketing organization. We will also have to maintain close coordination among our technical, accounting, finance, marketing, sales and editorial personnel. If we are unable to accomplish any of these objectives, our business, operating results and financial condition could be materially and adversely affected.

WE ARE DEPENDENT ON OUR STRATEGIC RELATIONSHIPS AND OUR BUSINESS WOULD BE MATERIALLY AND ADVERSELY AFFECTED IF WE WERE TO LOSE OUR EXISTING RELATIONSHIPS OR FAIL TO GAIN ADDITIONAL STRATEGIC RELATIONSHIPS.

We depend on the following strategic relationships:


- CONTENT PROVIDERS. As of March 31, 1999, 20 organizations provided us with content that we integrated into our products. We have contracts with 15 of our content providers that generally range from one to three years in duration and that generally are not terminable at will by either party. If our relationships with these content providers were terminated, we would have to extract their information from our products and services. We may also need to locate alternate content providers and integrate their information into our products and services. Extracting previously integrated information, locating a new provider and integrating their information may take time and may interrupt the provision of affected services. We cannot assure you that we would be able to replace the content we currently receive from our content providers in a timely manner.


- LICENSEES. As of March 31, 1999, we licensed our proprietary information to approximately 30 organizations. If any of these licensees were to terminate their agreements with us, we may experience a decrease in our overall revenues. Termination of our license agreements may also adversely affect our reputation.

- MARKETING RELATIONSHIPS. We have various marketing relationships with other Web sites pursuant to which they display our content and logo and provide a link back to Hoover's Online. The success of each of our marketing relationships depends on the amount of increased viewer traffic we receive from that organization's Web site. These relationships may not generate the number of new viewers that we expect. Termination of our marketing relationships may decrease the number of visitors to our Web site and may adversely affect our revenues.

- SPONSORS. To facilitate the expansion of our services and features, we are seeking sponsors for resource centers we are developing for Hoover's Online. We do not currently have resource centers. A resource center is a location on the Web site to be dedicated to a specific topic, such as professional development or business travel. Sponsors may provide content and/or advertising for the resource center. In return, sponsors would receive the opportunity to interact with visitors to the resource center. We believe that those sponsors who provide content will increase their opportunity for visitor interaction. The success of our sponsorship relationships will depend on the quality of the content and products that the sponsors provide. If we fail to attract sponsors for our online resource centers or if our sponsors fail to provide content and products attractive to our audience, we may lose subscribers and our audience may be reduced.


In June 1999, Knowledge Net Holdings agreed to purchase from us at least $2.0 million of advertising, subscriptions, sponsorships, content licensing or other services from October 1, 1999 to September 30, 2001. In addition, it agreed to spend $250,000 of the $2.0 million by December 1999. We have agreed with Knowledge Net to determine by March 31, 2000 what services will be provided to Knowledge Net and to provide those services at the market rate prevailing at that time. Under the terms of this contract, either party may terminate the agreement for a material breach of the contract by or upon the bankruptcy or insolvency of the other party. If we are unable to determine which services will be purchased or at what rate they are to be provided, we may not obtain the anticipated benefits of this contract.


Many companies that we may approach for a strategic relationship may have conflicting relationships with others. As a result, these companies may be reluctant to enter into strategic relationships with us. Our business, operating results and financial condition could be materially and adversely affected if we do not establish additional, and maintain existing, strategic relationships on commercially reasonable terms or if our strategic relationships do not result in an increase in the number of subscribers or traffic to Hoover's Online. In addition, strategic relationships may be difficult to implement and may not provide the anticipated benefits.

WE HAVE INSTALLED NEW HARDWARE AND SOFTWARE SYSTEMS FOR OUR WEB SITE THAT WE MAY NOT BE ABLE TO IMPLEMENT EFFECTIVELY.

We have recently upgraded and expanded our hardware and software systems to service the increased levels of traffic on our Web site and to support new high-performance applications. We have installed new hardware servers to host our Web site. In addition, we are implementing a new content management system and relational database systems. We have and will continue to rely upon third-party consultants for some of this work. We expect total expenditures to be approximately $1.3 million to $1.8 million for these upgrades and expansions of our hardware and software systems. We may not be able to complete these installations in a timely manner, and our personnel may be unable to manage the new systems effectively. Any delay in installing new systems or in our ability to integrate the systems into our operations could delay our offering of new and enhanced services. Additionally, the new systems may fail to perform as we expect. Material deviations from our expectations could require us to incur significant expenses to correct, upgrade or replace the new systems.

WE MAY EXPERIENCE CAPACITY CONSTRAINTS OR SYSTEM FAILURES THAT COULD DAMAGE OUR BUSINESS.

If our systems cannot be expanded to cope with increased demand or fail to perform effectively, we could experience:

- disruptions in service;

- slower response times;

- reduced customer satisfaction; or

- delays in the introduction of new products and services,

any of which could impair our reputation, damage the Hoover's brand and materially and adversely affect our business, operating results and financial condition.

Our ability to provide high quality customer service also depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Hoover's Online experienced one major interruption due to a power outage in Austin, Texas in September 1997. As a result of this interruption, our servers were inaccessible beginning from the moment the back-up generators of our hosting facility expired until power was restored. We have also experienced minor interruptions due to software bugs and upgrades and disk drive failures. These minor interruptions temporarily limited the capacity of our current technology infrastructure and resulted in increased calls to our customer service personnel. Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We currently do not have redundant servers, and we do not have alternative providers of hosting services that are available on short-term notice. We are still developing a formal disaster recovery plan. We cannot assure you that any plan we adopt will be sufficient. We do not carry sufficient business interruption insurance to compensate for losses that could occur.

WE MAY BE SUBJECT TO LEGAL CLAIMS IN CONNECTION WITH THE CONTENT WE PUBLISH AND DISTRIBUTE.

We may be subject to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish on our Web site, on the Web sites of others with whom we license or co-brand our products or in our books. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from Hoover's Online through links to other Web sites. Our insurance may not adequately protect us against these types of claims.

CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET MAY NEGATIVELY IMPACT OUR REVENUES.

We believe that concern regarding the security of confidential information transmitted over the Internet, such as credit card numbers, prevents many potential customers from engaging in online transactions. If we do not add sufficient security features to Hoover's Online, our revenues generated from subscriptions and e-commerce may decline or there may be additional legal exposure to us.

Our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could misappropriate proprietary information or cause interruptions in our operations. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability. We may be required to make significant investments and efforts to protect against or remedy security breaches. As e-commerce becomes more prevalent, our audience will become more concerned about security. If we do not adequately address these concerns, our business, operating results and financial condition could be materially and adversely affected.

THE LOSS OF ANY OF OUR KEY PERSONNEL OR OUR FAILURE TO ATTRACT ADDITIONAL PERSONNEL COULD HAVE A MATERIAL AND ADVERSE EFFECT ON OUR BUSINESS.

Our future success will depend, in substantial part, on the continued service of our senior management, particularly Patrick J. Spain, our Chairman of the Board, President and Chief Executive Officer. None of our senior management has entered into an employment agreement with us. We do not maintain key-person life insurance on any of our employees. The loss of the services of one or more of our key personnel could have a material and adverse effect on our business, operating results and financial condition. Our future success will also depend on our continuing ability to attract, retain and motivate highly qualified technical, customer support, financial and accounting and managerial personnel. Competition for these personnel is intense, and we cannot assure you that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain other highly qualified personnel in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining employees with appropriate qualifications.

ACQUISITIONS MAY DISRUPT OR OTHERWISE HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

We plan to acquire or make investments in complementary businesses, products and technologies. Future acquisitions and investments are subject to the following risks:

- acquisitions may cause a disruption in our ongoing business, distract our management and make it difficult to maintain our standards, controls and procedures;

- we may not be able to integrate successfully the services, content, products and personnel of any acquisition into our operations;

- we may be required to incur debt or issue debt or equity securities, which may be dilutive to existing stockholders, to pay for acquisitions. We also may be required to assume debt or contingent liabilities, amortize goodwill and other intangibles or write-off in-process research and development and other acquisition-related expenses; and

- we may not derive the intended benefits of any acquisition and we may lose our entire investment.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD-PARTY, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR SIGNIFICANT DAMAGES.

We rely primarily on a combination of copyrights, trademarks, trade secret laws, our user policy, licensing agreements and restrictions on disclosure to protect our intellectual property. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the content on our Web site or our other intellectual property without authorization. We cannot assure you that our precautions will prevent misappropriation or infringement of our intellectual property. Failure to protect our intellectual property in a meaningful manner could have a material and adverse effect on our business, operating results and financial condition. In addition, we may need to engage in litigation in order to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of management and other resources, either of which could have a material adverse effect on our business, operating results and financial condition.

Because we license some data and content from third parties, such as Media General Financial Services, our exposure to copyright infringement actions may increase. We rely upon these third parties as to the origin and ownership of licensed content. We generally obtain representations as to the origins and ownership of licensed content and generally obtain indemnification to cover any breach of any representations. However, we cannot assure you that these representations will be accurate or that indemnification will be sufficient to provide adequate compensation for any breach of these representations.

We cannot assure you that infringement or other claims will not be asserted or prosecuted against us in the future, whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could materially adversely affect our business, operating results and financial condition. Any claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event a claim of infringement is successful and we fail or are unable to introduce new content, develop non-infringing technology or license the infringed or similar technology on a timely basis, our business, operating results and financial condition could be materially and adversely affected.

PROBLEMS RELATING TO THE "YEAR 2000 ISSUE" COULD ADVERSELY AFFECT US.

Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. Over the last year we have planned and implemented a year 2000 compliance project to assess the readiness of internally-developed and third-party software, content, and business systems. The "year 2000 issue" may affect several areas, including:

INTERNALLY DEVELOPED SOFTWARE. We have substantially completed a year 2000 compliance review of our internally developed proprietary software. This review has included testing to determine how our systems will function at and beyond the year 2000. We expect to complete these tests during the summer of 1999. Based on our assessment to date, we believe that our internally developed proprietary software is year 2000 compliant.

CONTENT PUBLISHING SYSTEM AND CONTENT PROVIDERS. We have completed a year 2000 compliance review of our content publishing system and our significant content providers. Based on our assessment of their data and our publishing processes, we believe that our internally-developed database and the data provided to us from third parties is year 2000 compliant.

THIRD-PARTY SUPPLIERS. We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services, which include software for use in our accounting, database and security systems. The failure of such software or systems to be year 2000 compliant could have a material impact on our corporate accounting functions and the operation of our Web site. As part of the assessment of the year 2000 compliance of these systems, we have sought assurances from these vendors that their software, computer technology and other services are year 2000 compliant. We expect this assessment process to be completed during the summer of 1999. We expect to complete any required remediation during the summer of 1999. At this time, the expenses associated with this assessment and potential remediation plan that may be incurred in the future cannot be determined; therefore, we have not developed a budget for these expenses. The failure of our software and computer systems and of our third-party suppliers to be year 2000 compliant would have a material adverse effect on us.

WEB SITE UPGRADES. We completed an initial assessment of our hardware and software to determine year 2000 compliance. All software and systems were categorized as either compliant or non-compliant. We assessed each non-compliant issue to determine how to correct for year 2000 readiness. Non-compliant software and systems have been or are expected to be corrected by the installation of a patch or the purchase and implementation of new software or equipment during the summer of 1999. Our recent Web server upgrades were performed to accommodate growth in our business and to provide greater scalability, not in response to year 2000 compliance requirements. We believe our upgraded servers are year 2000 compliant.

At this time, we have not yet developed a contingency plan to address situations that may result if we or our vendors are unable to achieve year 2000 compliance because we currently do not believe that such a plan is necessary. The cost of developing and implementing such a plan, if necessary, could be material. Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant could have a material adverse consequence for us. Consequences may include difficulties in operating our Web site effectively or conducting other fundamental parts of our business. For instance, we rely on computer-based systems for our day-to-day operations. In a worst case scenario, we could lose the ability to serve the Web site and account billing would not be processed correctly.

Risks Related to the Internet Industry

WE DEPEND ON THE CONTINUED GROWTH IN USE AND EFFICIENT OPERATION OF THE
INTERNET.

The Internet-based information market is new and rapidly evolving. Our business would be materially adversely affected if Internet usage does not continue to grow or grows more slowly than anticipated. Internet usage may be inhibited for a number of reasons, including:

- inadequate network infrastructure;

- security concerns;

- inconsistent quality of service, and

- unavailability of cost-effective, high-speed access to the Internet.

Our audience depends on Internet service providers, online service providers and other Web site operators for access to Hoover's Online. Many of these services have experienced significant service outages in the past and could experience service outages, delays and other difficulties due to system failure unrelated to our systems. These occurrences could cause our visitors to perceive the Internet in general or our Web site in particular as unreliable and, therefore, cause them to use other media to obtain their company and business information. We also depend on third-party information providers to deliver information and data feeds to us on a timely basis. Our Web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information, which could have a material adverse effect on our business, operating results and financial condition.

WE CANNOT PREDICT THE SIZE OR VIABILITY OF THE ONLINE INFORMATION SERVICES
MARKET.

The market for our online business information services is rapidly evolving and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, demand and market acceptance for recently introduced services is subject to a high level of uncertainty and risk. Because the market for online business information services is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market. We cannot assure you that the market for our online business information services will continue to develop. If the use of online business information services fails to continue to grow, our ability to establish other online services would be materially and adversely affected. In addition, our business strategy includes extending our online business information services model to additional segments of business information. We cannot assure you that we will be successful in our efforts.

IF WE CANNOT KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGY AND DEMANDS OF OUR CUSTOMERS, WE MAY BE UNABLE TO ENHANCE OUR EXISTING SERVICES OR INTRODUCE NEW SERVICES.

The market in which we operate is characterized by rapidly changing technology, evolving industry standards, frequent new service announcements, introductions and enhancements and evolving customer demands. These market characteristics are exacerbated by the emerging nature of the Internet and the electronic distribution of business information. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies and industry standards, and our ability to continually improve the performance, features and reliability of our services in response to both evolving customer demands and competitive service offerings. Our inability to adapt successfully to these changes in a timely manner could have a material and adverse effect on our business, operating results and financial condition. Furthermore, we may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of new services. Any enhancements to existing services may not adequately meet the requirements of our current and prospective customers or achieve any degree of significant market acceptance. If we are unable, for technological or other reasons, to develop and introduce new services or enhancements to existing services in a timely manner or in response to changing market conditions or customer requirements, or if our services or enhancements contain defects or do not achieve a significant degree of market acceptance, our business, results of operations and financial condition would be materially and adversely affected.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION AND LEGAL
UNCERTAINTIES.

The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, including those governing intellectual property, privacy, libel and taxation, apply to the Internet generally and the electronic distribution of business information in particular. Legislation could reduce the growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could have a material and adverse effect on our business, operating results and financial condition. In addition, the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone service. As a result, some local telephone carriers have petitioned governmental agencies to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on Internet service providers and online service providers. If any of these petitions or the relief that they seek is granted, the costs of communicating on the Internet could increase substantially, potentially adversely affecting the growth in the Internet. Further, due to the global nature of the Internet, it is possible that, although transmissions relating to our services originate in the State of Texas, governments of other states, the United States or foreign countries might attempt to regulate our service or levy sales or other taxes on our activities. In Texas, sales of goods over the Internet are taxed the same as sales of personal property through traditional channels. As a result, Internet companies like us that are based in Texas may be at a competitive disadvantage to Internet companies based outside of Texas with respect to sales to Texas-based customers. We cannot assure you that violations of local or other laws will not be alleged or charged by governmental authorities, that we might not unintentionally violate these laws or that in the future these laws will not be modified or new laws enacted. Any of these developments could have a material and adverse effect on our business, operating results and financial condition.

PRIVACY CONCERNS MAY PREVENT OUR USE OF COOKIES.

Web sites typically place information known as cookies on a user's hard drive without the user's knowledge or consent. Web sites use cookies for a variety of reasons. This technology enables our subscribers to access our premium services without entering their password upon each visit. Additionally, it allows us to limit the frequency with which a viewer is shown a particular ad. Any reduction or limitation in the use of cookies could adversely affect our ability to target advertising effectively. Commonly used Internet browsers allow users to modify their browser settings to remove cookies at any time or to prevent cookies from being stored on their hard drives. In addition, some Internet commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies.

Risks Related to the Offering

AS AN INTERNET-RELATED COMPANY, THE MARKET PRICE OF OUR SHARES MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS WHICH WOULD INCREASE THE LIKELIHOOD OF US BECOMING SUBJECT TO SECURITIES LITIGATION.

The stock market has, from time to time, experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile, including fluctuations that are often unrelated to the operating performance of the affected companies. Broad market fluctuations of this type may adversely affect the market price of our common stock.

The market price of our common stock could be subject to significant fluctuations due to a variety of factors, including:

- public announcements concerning us or our competitors, or the Internet industry;

- fluctuations in our operating results;

- introductions of new products or services by us or our competitors;

- changes in analysts' earnings estimates; and

- announcements of technological innovations.

In the past, companies that have experienced volatility in the market price of their stock have been the target of securities class action litigation. If we were sued in a securities class action, we could incur substantial costs and suffer from a diversion of our management's attention and resources, potentially resulting in a material adverse effect on our business, operating results and financial condition.

CONTROL BY PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS.

Our executive officers, directors and existing 5% and greater stockholders will beneficially own or control, collectively, 7,421,237 shares of the common stock, representing approximately 55% of the voting power after this offering. After this offering, such persons, if they were to act together, will be in a position to elect and remove directors and control the outcome of most matters submitted to stockholders for a vote. Additionally, such persons would be able to influence significantly a proposed amendment to our certificate of incorporation, a merger proposal, a proposed substantial sale of assets or other major corporate transaction or a non-negotiated takeover attempt. Such concentration of ownership may discourage a potential acquiror from making an offer to buy our company, which, in turn, could adversely affect the market price of our common stock.

A THIRD PARTY'S ABILITY TO ACQUIRE US MIGHT BE MORE DIFFICULT BECAUSE OF OUR ANTI-TAKEOVER PROVISIONS.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us, even though the acquisition might be beneficial to you and our other stockholders. If an acquisition is delayed or prevented, the market price of our common stock could be adversely affected.

MANAGEMENT HAS BROAD DISCRETION REGARDING THE USE OF PROCEEDS FROM THIS
OFFERING.

Our management will have broad discretion in how we use the net proceeds of this offering. You must rely on the judgment of management regarding the application of the proceeds of this offering. Our management may use the net proceeds of this offering for purposes which may not prove to be beneficial to our company.

FUTURE SALES OF SHARES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK
PRICE.

If our stockholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could be adversely affected. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. Immediately after this offering, we will have outstanding 11,422,587 shares of common stock. Of these shares, the 3,250,000 shares being offered in this offering will be freely tradable. Our directors, executive officers and security holders, holding in the aggregate 7,368,664 of our shares, have signed lock-up agreements stating that they will not sell, directly or indirectly, any common stock without the prior written consent of J.P. Morgan Securities Inc. for a period of 150 days from the date of this prospectus. However, J.P. Morgan Securities Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

Assuming an initial public offering price of $13.00, you will incur immediate and substantial dilution in net tangible book value per share of $8.26 per share. To the extent outstanding options and warrants to purchase common stock are exercised, you will incur further dilution. Please see the "Dilution" section of this prospectus for further information.

                                Use of Proceeds

Assuming an initial public offering price of $13.00 per share, we will receive approximately $38.5 million from our sale of 3,250,000 shares of common stock, net of estimated expenses and estimated underwriting discounts and commissions payable by us. If the underwriters exercise their over-allotment option in full, we will receive an additional $5.9 million in net proceeds.

The principal purposes of this offering are to increase our equity capital, to create a public market for our common stock, to facilitate future access by us to the public equity markets and to provide increased visibility of Hoover's in a marketplace where many of our competitors are publicly-held companies. We currently intend to use up to approximately $10 million of the net proceeds of this offering for increased marketing activities. We expect to use the remainder of the net proceeds to extend our range of services in conjunction with our expansion of Hoover's Online and for other general corporate purposes, including expansion of our sales and marketing activities and the acquisition of complementary businesses and of content and distribution relationships. While there are no current commitments with respect to any material transactions, we evaluate acquisition opportunities from time to time. Pending such uses, we intend to invest the net proceeds in government securities and other short-term, investment-grade, interest-bearing instruments.

                                Dividend Policy

We have not declared or paid any cash dividends on our capital stock and we do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business and we are currently subject to covenants which may restrict our payment of cash dividends under our term loans with a bank. Future cash dividends, if any, will be determined by our board of directors and will be dependent upon our operating results, financial condition, capital requirements and such other factors as our board of directors deems relevant.

                                 Capitalization

The following table sets forth our capitalization as of March 31, 1999:

- on an actual basis;

- on a pro forma basis to reflect our sale of common stock in the June 1999 transactions and amendments to our certificate of incorporation in June 1999 to authorize preferred stock and to increase our authorized common stock; and

- on a pro froma as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of 3,250,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.

                                                                                -----------------------------------
                                                                                       As of March 31, 1999
                                                                                -----------------------------------

                                                                                                         Pro Forma
                                                                                   Actual   Pro Forma   As Adjusted
                                                                                ---------  -----------  -----------
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
Long-term debt and capital lease obligations, less current portion............  $     168   $     168    $     168
Stockholders' equity:
  Preferred stock, $0.01 par value, no shares authorized, actual; 10,000,000 shares authorized, pro forma and pro forma as adjusted; none issued,
   actual, pro forma and pro forma as adjusted................................         --          --           --
  Common stock, $0.01 par value, 7,500,000 shares authorized, actual;
   150,000,000 shares authorized, pro forma and pro forma as adjusted;
   7,090,725 shares issued, actual; 8,322,587 shares issued, pro forma; and
   11,572,587 shares issued, pro forma as adjusted............................         71          83          116
Additional paid-in capital....................................................     18,067      28,034       66,543
Unearned stock compensation...................................................     (2,764)     (2,764)      (2,764)
Accumulated deficit...........................................................     (8,464)     (8,464)      (8,464)
Treasury stock at cost--150,000 shares........................................       (150)       (150)        (150)
                                                                                ---------  -----------  -----------
    Total stockholders' equity................................................      6,760      16,739       55,281
                                                                                ---------  -----------  -----------
      Total capitalization....................................................  $   6,928   $  16,907    $  55,449
                                                                                ---------  -----------  -----------
                                                                                ---------  -----------  -----------

The outstanding share information set forth above excludes:

- 2,125,650 shares issuable upon the exercise of stock options outstanding under our stock option plans, with a weighted average exercise price of $2.88 per share;

- 2,979,645 shares reserved for issuance under our 1999 Stock Incentive Plan;


- 1,636,020 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $3.91 per share; and


- 150,000 shares reserved for issuance under our 1999 Employee Stock Purchase Plan.

Please see "Management--Director Compensation," "--Stock Option Plans," "--Employee Stock Purchase Plan," "Certain Transactions" and notes 2 and 3 of the notes to our financial statements.

                                    Dilution

Our pro forma net tangible book value at March 31, 1999 was approximately $15.6 million, or $1.90 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding, assuming our sale of shares of common stock in the June 1999 transactions. After giving effect to our sale of 3,250,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share and, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and application of the net proceeds therefrom, our pro forma net tangible book value at March 31, 1999 would have been approximately $54.1 million, or $4.74 per share. This represents an immediate increase in pro forma net tangible book value of $2.84 per share to our existing stockholders and an immediate dilution of $8.26 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

                                                                                      --------------------
Assumed initial public offering price per share.....................................             $   13.00
Pro forma net tangible book value per share at March 31, 1999.......................  $    1.90
Increase per share attributable to new investors....................................       2.84
                                                                                      ---------
Pro forma net tangible book value per share after this offering.....................                  4.74
                                                                                                 ---------
Dilution per share to new investors.................................................             $    8.26
                                                                                                 ---------
                                                                                                 ---------

The following table sets forth, on a pro forma basis as of March 31, 1999, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by investors purchasing shares of common stock in this offering, based on an assumed initial public offering price of $13.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses of this offering:


                                                    --------------------------------------------------------------------
                                                             Shares Purchased         Total Consideration
                                                    -------------------------  --------------------------  Average Price
                                                          Number     Percent          Amount     Percent     Per Share
                                                    ------------  -----------  -------------  -----------  -------------
Existing stockholders.............................     8,172,587        71.5%  $  24,616,585(1)       36.8%   $    3.01
New investors.....................................     3,250,000        28.5      42,250,000        63.2         13.00
                                                    ------------       -----   -------------       -----
  Total...........................................    11,422,587       100.0%  $  66,866,585       100.0%
                                                    ------------       -----   -------------       -----
                                                    ------------       -----   -------------       -----


------------------------


(1) Excludes the value of financial advisory services rendered by Wit Capital, for which we issued 3,091 shares, in connection with our sale of common stock in the June 1999 transactions.



The foregoing tables assume no exercise of stock options or warrants outstanding as of March 31, 1999. Options to purchase 2,125,650 shares of common stock were outstanding as of March 31, 1999 with a weighted average exercise price of $2.88 per share. Warrants to purchase 1,636,020 shares of common stock were outstanding as of March 31, 1999 with a weighted average exercise price of $3.91 per share. To the extent these options and warrants are exercised, investors in this offering will experience further dilution.

                            Selected Financial Data

The following selected financial data should be read together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the related notes and the other financial information included elsewhere in this prospectus. The statement of operations data for the years ended March 31, 1997, 1998 and 1999 and the balance sheet data at March 31, 1998 and 1999 are derived from audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended March 31, 1995 and 1996 and the balance sheet data at March 31, 1995, 1996 and 1997 are derived from audited financial statements not included in this prospectus.

                                                   ---------------------------------------------------------------
                                                                        Year Ended March 31,
                                                   ---------------------------------------------------------------
                                                          1995         1996         1997         1998         1999
                                                   -----------  -----------  -----------  -----------  -----------
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Statement of Operations Data:
Revenues:
  Online information sales.......................  $       215  $       649  $     1,192  $     2,696  $     6,764
  Advertising, sponsorships, e-commerce..........           --           71          514        1,182          961
  CD-ROM and print...............................        1,362        1,901        2,254        1,591        1,637
                                                   -----------  -----------  -----------  -----------  -----------
Total revenues...................................        1,577        2,621        3,960        5,469        9,362
  Provision for returns of print products........         (126)        (210)        (600)        (287)        (133)
                                                   -----------  -----------  -----------  -----------  -----------
Net revenues.....................................        1,451        2,411        3,360        5,182        9,229
  Cost of revenues...............................        1,192        1,461        2,129        3,035        5,002
                                                   -----------  -----------  -----------  -----------  -----------
Gross profit.....................................          259          950        1,231        2,147        4,227
Expenses:
  Product development............................           22          195          201          391          566
  Sales and marketing............................          372          427          865        1,501        2,184
  General and administrative.....................          447          594        1,038        2,125        3,402
  Non-cash compensation..........................           --           --           --           --          451
                                                   -----------  -----------  -----------  -----------  -----------
Total expenses...................................          841        1,216        2,104        4,017        6,603
                                                   -----------  -----------  -----------  -----------  -----------
Operating loss...................................         (582)        (266)        (873)      (1,870)      (2,376)
  Interest income................................           --            1            5          129          177
  Interest expense...............................          (31)         (52)         (76)         (47)         (56)
                                                   -----------  -----------  -----------  -----------  -----------
Net loss.........................................  $      (613) $      (317) $      (944) $    (1,788) $    (2,255)
                                                   -----------  -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------  -----------
Basic and diluted net loss per share.............  $     (0.25) $     (0.10) $     (0.25) $     (0.38) $     (0.41)
                                                   -----------  -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------  -----------
Shares used in computing basic and diluted net
  loss per share(1)..............................    2,384,715    3,295,936    3,676,707    4,719,038    5,464,092

                                                   ---------------------------------------------------------------
                                                                           As of March 31,
                                                   ---------------------------------------------------------------
                                                          1995         1996         1997         1998         1999
                                                   -----------  -----------  -----------  -----------  -----------
DOLLARS IN THOUSANDS
Balance Sheet Data:
Cash and cash equivalents........................  $        26  $        41  $       579  $     3,860  $     7,814
Total assets.....................................          482        1,000        1,583        5,772       10,076
Working capital..................................         (397)         (18)         162        3,427        5,705
Long-term debt and capital lease obligations,
  less current portion...........................           --           --           79          172          168
Total stockholders' equity (deficit).............         (319)          73          606        3,995        6,760

------------------------

(1) See note 1 of the notes to our financial statements for the determination of shares used in computing basic and diluted net loss per share.

                           Forward-looking Statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

Overview

Hoover's is a Internet provider of company and industry information designed to meet the diverse needs of business organizations, businesspeople and investment professionals worldwide. We were incorporated in 1990 as The Reference Press, Inc. and our staff of writers and editors created and published reference and trade books containing our proprietary information on companies and industries. Recognizing that our company and industry profiles would be important resources for online and emerging Internet users, we licensed our database for distribution on America Online in 1993 and launched Hoover's Online in 1995. As the Internet has become widely accepted, we have shifted our focus from publishing our information in traditional print media to providing high-quality, low-cost business information via the Internet. Our proprietary database now contains information on 45 industries and approximately 14,000 public and private enterprises worldwide.

Revenues from online sources have increased at a compound annual growth rate of 145% since 1995 and have grown from 14% of total revenues in 1995 to 83% currently. For the quarter ended March 31, 1999, Hoover's Online attracted approximately two million unique visitors, who accounted for over 30 million page views. As of March 31, 1999, we had over 29,000 individual subscribers which pay on an individual basis and we had over 1,300 enterprise accounts, which we estimate represented over 70,000 seats which are paid for on an enterprise or company basis, rather than an individual basis.

Hoover's Online is being expanded to provide additional business-oriented content, tools and features. We intend to add resource centers for performing mission-oriented tasks in areas such as professional development, career planning, personal finance and business travel. During our expansion, we plan to substantially increase our marketing and promotional efforts, using both online and traditional media to increase brand awareness and introduce new customers to Hoover's Online.

Our revenues are derived from:

- online information sales, consisting of individual and enterprise subscriptions and licenses of our editorial content;

- advertising, sponsorship and e-commerce; and

- sales of our company information in CD-ROM and print.


Recent Information



For the quarter ended June 30, 1999, total revenues increased $1.3 million, or 70%, to $3.2 million from $1.9 million for the quarter ended June 30, 1998. Net loss increased $1.1 million, or 152%, to $1.8 million for the quarter ended June 30, 1999 from $0.7 million for the quarter ended June 30, 1998. For the quarter ended June 30, 1999, Hoover's Online attracted approximately 1.9 million unique visitors, who accounted for over 35 million page views.


Online information sales

SUBSCRIPTIONS. Approximately half of our revenues were generated from individual and enterprise subscriptions. Individual subscriptions are currently sold directly on our Web site for $14.95 per month or $109.95 per year. All of our individual subscribers pay by credit card, and individual subscriptions are automatically renewed at the end of each month or annual period, unless cancelled. We also offer annual enterprise subscriptions ranging from $1,500 to $30,000 per year, based on the number of users within the enterprise. We recognize subscription revenues on a monthly basis, and we record annual individual and enterprise subscriptions as deferred revenues, which are amortized into revenues over the term of the subscription.

LICENSES. We also derive significant revenues by licensing portions of our database for re-distribution through customized data feeds to online services such as Bloomberg, Dow Jones, LEXIS-NEXIS, Microsoft Network, OneSource, as well as Reuters, who were our six largest licensees based on revenues in fiscal 1999, and represented 21% of our online information sales in fiscal 1999 as well as licenses to Web sites. As an extension of our enterprise subscriptions, we license information directly to corporate intranets or extranets such as Andersen Worldwide's KnowledgeSpace.com. Our licensing fees vary depending on factors such as the number of users and the amount of proprietary content licensed. Licensing agreements may be structured as fixed monthly fees or negotiated revenue sharing. Licenses to corporate intranets start at $36,000 per year. Revenues are recognized ratably over the contract period.

Advertising, sponsorships and e-commerce

ADVERTISING. We derive revenues from the sale of banner and button advertisements on our Web site. These advertisements may be displayed on a run of site basis or may be targeted to a particular audience. These are generally sold under short-term contracts and priced based on a price per thousand impressions. An impression occurs anytime an advertisement on our Web site appears on a page being viewed. We measure impressions internally and with third-party services using the Internet Advertising Bureau's standards for measurement. Our pricing per thousand impressions varies depending on the length of the contract and the position of the advertisement on the Web site. Revenues are recognized as the impressions are delivered.

SPONSORSHIPS. We derive revenues from the sale of sponsorships to advertisers who request fixed placement on our Web site. Sponsorships integrate an advertiser's message with Hoover's Online content in a number of creative, contextual ways. Sponsorships may be ongoing or tailored to specific events. Sponsorships are generally priced as a fixed monthly fee depending on the placement on the Web site and may include a guaranteed number of impressions. Revenues are generally recognized ratably over the contract period, provided that no significant obligations remain.

E-COMMERCE. We derive e-commerce revenues from advertisers who pay either a fee per transaction or a percentage of sales generated directly from their advertisement on our Web site. In addition, we receive a share of revenues from sales of the pay-per-view products provided by our content providers.

We also offer arrangements that include advertising, sponsorships and e-commerce components. For example, our agreement with one customer provides for a fixed monthly placement fee, payments to us for new customers sent to the customer's Web site and a share of their Web sales generated by direct links from our Web site.

CD-ROM and print sales

We sell CD-ROMs and print products containing company information. We recognize these revenues when the goods are shipped. For our sale of CD-ROMs and print products, we provide an allowance for returns when the products are shipped. In September 1997, we discontinued producing new books suitable for distribution through bookstores. We expect to continue to produce and sell CD-ROMs and print products to non-bookstore distributors and to consumers for at least the next two years. However, we expect revenues from these products to decline as a percentage of our total revenues.

Costs and expenses

Our cost of revenues include editorial personnel costs, expenses associated with licensing of third-party content, direct expenses associated with our Web site, such as hosting, and other service fees and commissions paid to advertising agencies. Our product development expenses include technology personnel costs and related consulting fees. Sales and marketing expense includes sales and marketing personnel costs, including commissions, as well as all marketing, advertising and promotional expenses. General and administrative expenses consist of compensation for administrative and executive staff, which we consider to be finance, project management, office network, and human resource personnel, as well as fees for professional services, travel, depreciation and general office expenses.

During the fourth quarter of fiscal 1999, we recorded deferred compensation of $3.2 million in connection with the grant of stock options to employees. The exercise prices of each grant were determined by the board of directors based on a variety of factors relevant at the time of each grant, including prices paid in private transactions among stockholders. The $3.2 million represents the difference between the deemed value of the common stock at the date of the grant, for accounting purposes, and the exercise price of the related options. The deferred compensation will result in non-cash compensation expense over the four year vesting period of these options. Non-cash compensation for the quarter ended March 31, 1999 was approximately $451,000.

Losses

We have incurred significant losses since our inception, including a net loss of $2.3 million for the fiscal year ended March 31, 1999 and a net loss of $1.8 million for the year ended March 31, 1998. Our accumulated deficit at March 31, 1999 was $8.5 million. We expect to continue to incur significant operating expenses to expand and enhance our content and services and to significantly increase our marketing efforts. As a result, we will need to generate substantial revenue increases to achieve profitability, which may not occur.

Results of Operations

The following table sets forth, for the periods illustrated, certain statement of operations data expressed as a percentage of total revenues:

                                                                                   -------------------------------
                                                                                        Year Ended March 31,
                                                                                   -------------------------------
                                                                                        1997       1998       1999
                                                                                   ---------  ---------  ---------
Revenues:
  Online information sales.......................................................         30%        49%        72%
  Advertising, sponsorships, e-commerce..........................................         13         22         10
  CD-ROM and print...............................................................         57         29         18
                                                                                   ---------  ---------  ---------
Total revenues...................................................................        100        100        100
  Provision for returns of print products........................................        (15)        (5)        (1)
                                                                                   ---------  ---------  ---------
Net revenues.....................................................................         85         95         99
  Cost of revenues...............................................................         54         55         53
                                                                                   ---------  ---------  ---------
Gross profit.....................................................................         31         39         45
Expenses:
  Product development............................................................          5          7          6
  Sales and marketing............................................................         22         27         23
  General and administrative.....................................................         26         39         36
  Non-cash compensation..........................................................         --         --          5
                                                                                   ---------  ---------  ---------
Total expenses...................................................................         53         73         70
                                                                                   ---------  ---------  ---------
Operating loss...................................................................        (22)       (34)       (25)
Interest income..................................................................         --          2          2
Interest expense.................................................................         (2)        (1)        (1)
                                                                                   ---------  ---------  ---------
Net loss.........................................................................        (24)       (33)       (24)
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

FISCAL YEAR ENDED MARCH 31, 1999 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1998

REVENUES. Total revenues for fiscal 1999 increased 71% to $9.4 million from $5.5 million in fiscal 1998.


Our online information sales provided the most growth, increasing 151% to $6.8 million in fiscal 1999 from $2.7 million in fiscal 1998. Revenues from individual subscribers increased 184% to $3.5 million from $1.2 million in fiscal 1998 due to the increase in number of subscribers and the effects of a full year of revenues related to the previous year's growth in subscriber count. The growth in the number of new subscribers was a result of increased traffic to our Web site with page views increasing to over 11 million per month by March 1999 from six million per month in March 1998. Revenues from enterprise subscriptions for fiscal 1999 increased 445% to $1.3 million from $239,000 in fiscal 1998 due to the increase in the number of enterprise accounts. Sales leads provided by the additional traffic to our Web site and our increased number of salespeople contributed to the increase in new accounts. As of March 31, 1999, we had over 29,000 individual subscribers and over 1,300 enterprise accounts, compared to 17,000 individual subscribers and 468 enterprise accounts as of March 31, 1998. Licensing revenues for fiscal 1999 increased 61% to $2.0 million from $1.2 million in fiscal 1998 due to higher royalty payments from licensees. Royalty payments are based on usage of Hoover's content or other revenue sharing arrangements.



During fiscal 1999, advertising, sponsorships and e-commerce revenues were lower than fiscal 1998 by 19%. In fiscal 1998 we had an agreement with Infoseek which gave Infoseek exclusive rights to sell advertising on our Web site. Beginning in April 1997, Infoseek was required to pay us minimum payments to the extent that its sales of our advertising did not meet or exceed agreed upon minimum advertising levels. During fiscal 1998, Infoseek paid us $678,000 under the minimum payment provisions of the agreement. Infoseek's exclusive rights to sell our advertising were terminated as of October 1, 1997 at which time we began to build an internal advertising sales force. During fiscal 1999 we did not receive minimum payments from Infoseek.


Revenues from CD-ROM and print products for fiscal 1999 increased 3% from fiscal 1998, due to a higher volume of products shipped. Substantially all of our provision for returns of print products relates to trade books shipped to bookstores. The provision for returns declined in fiscal 1999 as a percentage of CD-ROM and print revenues as a result of our decision in September 1997 to discontinue producing new books suitable for distribution through bookstores.

COST OF REVENUES. Cost of revenues for fiscal 1999 increased 65% to $5.0 million from $3.0 million in fiscal 1998. As a percentage of revenues, fiscal 1999 costs were slightly lower than fiscal 1998. The increase in cost of revenues was primarily due to a $1.5 million, or 80%, increase in compensation for existing and new editorial personnel, and a $287,000, or 149%, increase in expenses associated with third-party content. In fiscal 1999, we added ten full-time editorial personnel, including our Vice President, Editor-in-Chief, and used over 20 temporary writers, editors and support staff to add and enhance company and industry information. The increase in third-party content expenses related to additional content provided to our Web site and higher costs associated with existing content.

PRODUCT DEVELOPMENT. Product development expenses for fiscal 1999 increased 45% to $566,000 from $391,000 in fiscal 1998. This increase was due to additional programmers, analysts, and amounts paid to outside consultants. We increased our personnel and consulting costs in order to plan and implement technology upgrades which are currently in progress.

SALES AND MARKETING. Sales and marketing expenses for fiscal 1999 increased 46% to $2.2 million from $1.5 million in fiscal 1998. The increase in sales and marketing expenses was due primarily to an increase in the number of enterprise sales representatives and an increase in the number of marketing and business development personnel.

GENERAL AND ADMINISTRATIVE. General and administrative expenses for fiscal 1999 increased 60% to $3.4 million from $2.1 million in fiscal 1998. The increase was primarily due to a $457,000, or 96%, increase in fees for professional services and travel and a $452,000, or 57%, increase in salaries of existing executive and administrative staff as well as the addition of administrative, finance, project management and human resource personnel. General office expenses increased $228,000, or 39%, due to facility expansion as well as increases in credit card processing fees on individual subscription payments. Depreciation increased $141,000, or 52%, due to an increase in capital expenditures.

INTEREST INCOME AND EXPENSE. Interest income for fiscal 1999 increased 37% to $177,000 from $129,000 in fiscal 1998. The increase was due to our increased cash position for fiscal 1999 which was primarily due to the

$4.5 million in proceeds received upon the sale of our equity securities to Media General in September 1997. Interest expense of $56,000 in fiscal 1999 increased from $47,000 in fiscal 1998 primarily from our increased bank debt and capital leases used to finance equipment purchases.


TAXES. We have incurred significant operating losses for all periods from inception (February 1990) through March 31, 1999. We have recorded a valuation allowance for 100% of our net deferred tax assets because our historical operating results indicate it is more likely than not that the net deferred tax assets will not be realized because of uncertainties regarding our ability to generate sufficient taxable income during the carryforward period to utilize the net operating loss carryforwards.


FISCAL YEAR ENDED MARCH 31, 1998 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1997

REVENUES. Total revenues for fiscal 1998 increased 38% to $5.5 million from $4.0 million in fiscal 1997.


Our online information sales provided the most growth, increasing 126% to $2.7 million from $1.2 million. Revenues from individual subscribers increased 388% to $1.2 million from $251,000 in fiscal 1997 due to an increase in the number of subscribers and an increase in our subscription prices. Revenues from enterprise subscriptions for fiscal 1998 increased 761% to $239,000 from $28,000 in fiscal 1997 as we formally organized an enterprise sales force and established our product pricing strategy for enterprise sales. Licensing revenues for fiscal 1998 increased 35% to $1.2 million from $913,000 in fiscal 1997 due to increased royalty payments from existing licensees and the addition of new licensees.


Advertising revenues for fiscal 1998 increased 130% to $1.2 million from $514,000 in fiscal 1997. In 1998, we had an agreement with Infoseek which gave them exclusive rights to sell advertising on our Web site and required Infoseek to pay us minimum monthly payments. During fiscal 1998, Infoseek paid us $678,000 under the minimum payment provision of the agreement.

Revenues from CD-ROM and print products for fiscal 1998 decreased 29% to $1.6 million from $2.2 million in fiscal 1997. This decrease was a direct result of our decrease in trade books sold in bookstores. Beginning in September 1997, we discontinued producing new books suitable for distribution through bookstores, and our trade sales dropped dramatically. Our decision to cease this line of business was the result of a high product return rate and low margin on the sale of these products. The discontinuation of new trade titles led to a decrease in our provision for returns of print products in absolute terms as well as a percentage of CD-ROM and print revenue.

COST OF REVENUES. Cost of revenues for fiscal 1998 increased 43% to $3.0 million from $2.1 million in fiscal 1997. This increase was due primarily to a $1.0 million, or 118%, increase in compensation for editorial personnel from fiscal 1997 due to the addition of over 50 full-time editorial personnel, which was partially offset by a $220,000, or 28%, decrease in costs associated with print products.

PRODUCT DEVELOPMENT. Product development expenses for fiscal 1998 increased 95% to $391,000 from $201,000 in fiscal 1997. This increase was due to increased headcount as well as design and programming fees for Hoover's Online enhancements.

SALES AND MARKETING. Sales and marketing expenses for fiscal 1998 increased 74% to $1.5 million from $865,000 in fiscal 1997. The increase in sales and marketing expenses was due primarily to an increase in the number of enterprise sales representatives and an increase in the number of marketing and business development personnel.

GENERAL AND ADMINISTRATIVE. General and administrative expenses for fiscal 1998 increased 105% to $2.1 million from $1.0 million in fiscal 1997. Compensation for administrative and executive staff increased $346,000, or 77%, due primarily to the hiring of our Chief Operating Officer, Director of Human Resources and other administrative positions as well as salary increases. Fees for professional services and travel increased $178,000, or 60%, due to increased travel and increased use of outside professionals. Depreciation increased

$183,000, or 203%, due to an increase in our depreciable assets, primarily due to the purchase of new computers and software. General office expenses increased $380,000, or 189%, due to facility expansion, higher overall headcount as well as increases in credit card processing fees on individual subscription payments.

INTEREST INCOME AND EXPENSE. Interest income for fiscal 1998 was $129,000 compared to interest income in fiscal 1997 of $5,000. Interest income was attributable to the net proceeds we received from the issuance of equity securities in 1997. Interest expense of $47,000 arose primarily from our bank debt and capital leases used to finance equipment purchases. Interest expense in fiscal 1998 was lower than fiscal 1997 due to lower amounts of short term debt over the year.

Quarterly Results of Operations

The following table sets forth certain unaudited statements of operations data for the eight quarters ended March 31, 1999, as well as the percentage of net revenues represented by each item. These data have been derived from unaudited interim financial statements prepared on the same basis as the audited financial statements contained in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of such information when read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus. These unaudited interim financial statements are not necessarily indicative of future operating results.

                                                          ---------------------------------------------------------------
                                                                                   Quarter Ended
                                                          ---------------------------------------------------------------
                                                            June 30,     Sept. 30,     Dec. 31,     Mar. 31,     June 30,
                                                                1997          1997         1997         1998         1998
                                                          -----------  -----------  -----------  -----------  -----------
DOLLARS IN THOUSANDS
Statement of Operations Data:
Revenues:
  Online information sales..............................   $     378    $     500    $     713    $   1,105    $   1,228
  Advertising, sponsorships, e-commerce.................          55           38          239          172          199
  Advertising representation contract with related
   party................................................         186          275          150           67           --
  CD-ROM and print......................................         431          394          249          517          432
                                                          -----------  -----------  -----------  -----------  -----------
Total revenues..........................................       1,050        1,207        1,351        1,861        1,859
  Provision for returns of print products...............         (65)        (114)         (63)         (46)         (29)
                                                          -----------  -----------  -----------  -----------  -----------
Net revenues............................................         985        1,093        1,288        1,815        1,830
  Cost of revenues......................................         545          633          848        1,009        1,198
                                                          -----------  -----------  -----------  -----------  -----------
Gross profit............................................         440          460          440          806          632
Expenses:
  Product development...................................          99          106          111           75           90
  Sales & marketing.....................................         235          284          424          558          526
  General and administrative............................         353          447          580          745          769
  Non-cash compensation.................................          --           --           --           --           --
                                                          -----------  -----------  -----------  -----------  -----------
Total expenses..........................................         687          837        1,115        1,378        1,385
                                                          -----------  -----------  -----------  -----------  -----------
Operating loss..........................................        (247)        (377)        (675)        (572)        (753)
  Interest income.......................................           3           16           59           51           44
  Interest expense......................................         (13)         (13)         (10)         (10)          (9)
                                                          -----------  -----------  -----------  -----------  -----------
Net loss................................................   $    (257)   $    (374)   $    (626)   $    (531)   $    (718)
                                                          -----------  -----------  -----------  -----------  -----------
Income (loss) before non-cash compensation..............   $    (257)   $    (374)   $    (626)   $    (531)   $    (718)
                                                          -----------  -----------  -----------  -----------  -----------
                                                          -----------  -----------  -----------  -----------  -----------
As a Percentage of Total Revenues:
Revenues:
  Online information sales..............................          36%          41%          53%          59%          66%
  Advertising, sponsorships, e-commerce.................           5            3           18            9           11
  Advertising representation contract with related
   party................................................          18           23           11            4           --
  CD-ROM and print......................................          41           33           18           28           23
                                                          -----------  -----------  -----------  -----------  -----------
Total revenues..........................................         100          100          100          100          100
  Provision for returns of print products...............          (6)          (9)          (5)          (2)          (2)
                                                          -----------  -----------  -----------  -----------  -----------
Net revenues............................................          94           91           95           98           98
  Cost of revenues......................................          52           52           63           54           64
                                                          -----------  -----------  -----------  -----------  -----------
Gross profit............................................          42           38           33           43           34
Expenses:
  Product development...................................           9            9            8            4            5
  Sales and marketing...................................          22           24           31           30           28
  General and administrative............................          34           37           43           40           41
  Non-cash compensation.................................          --           --           --           --           --
                                                          -----------  -----------  -----------  -----------  -----------
Total expenses..........................................          65           69           83           74           75
                                                          -----------  -----------  -----------  -----------  -----------
Operating loss..........................................         (24)         (31)         (50)         (31)         (41)
  Interest income.......................................          --            1            4            3            2
  Interest expense......................................          (1)          (1)          (1)          (1)          --
                                                          -----------  -----------  -----------  -----------  -----------
Net loss................................................         (24 )%        (31 )%        (46 )%        (29 )%        (39)%
                                                          -----------  -----------  -----------  -----------  -----------
                                                          -----------  -----------  -----------  -----------  -----------
Income (loss) before non-cash compensation..............         (24 )%        (31 )%        (46 )%        (29 )%        (39)%
                                                          -----------  -----------  -----------  -----------  -----------
                                                          -----------  -----------  -----------  -----------  -----------



                                                            Sept. 30,     Dec. 31,     Mar. 31,
                                                                 1998         1998         1999
                                                          -----------  -----------  -----------
DOLLARS IN THOUSANDS
Statement of Operations Data:
Revenues:
  Online information sales..............................   $   1,586    $   1,714    $   2,236
  Advertising, sponsorships, e-commerce.................         184          262          316
  Advertising representation contract with related
   party................................................          --           --           --
  CD-ROM and print......................................         290          332          583
                                                          -----------  -----------  -----------
Total revenues..........................................       2,060        2,308        3,135
  Provision for returns of print products...............         (45)         (36)         (23)
                                                          -----------  -----------  -----------
Net revenues............................................       2,015        2,272        3,112
  Cost of revenues......................................       1,368        1,159        1,277
                                                          -----------  -----------  -----------
Gross profit............................................         647        1,113        1,835
Expenses:
  Product development...................................         124          141          211
  Sales & marketing.....................................         526          554          578
  General and administrative............................         928          726          979
  Non-cash compensation.................................          --           --          451
                                                          -----------  -----------  -----------
Total expenses..........................................       1,578        1,421        2,219
                                                          -----------  -----------  -----------
Operating loss..........................................        (931)        (308)        (384)
  Interest income.......................................          42           40           51
  Interest expense......................................         (15)         (18)         (14)
                                                          -----------  -----------  -----------
Net loss................................................   $    (904)   $    (286)   $    (347)
                                                          -----------  -----------  -----------
Income (loss) before non-cash compensation..............   $    (904)   $    (286)   $     104
                                                          -----------  -----------  -----------
                                                          -----------  -----------  -----------
As a Percentage of Total Revenues:
Revenues:
  Online information sales..............................          77%          75%          71%
  Advertising, sponsorships, e-commerce.................           9           11           10
  Advertising representation contract with related
   party................................................          --           --           --
  CD-ROM and print......................................          14           14           19
                                                          -----------  -----------  -----------
Total revenues..........................................         100          100          100
  Provision for returns of print products...............          (2)          (2)          (1)
                                                          -----------  -----------  -----------
Net revenues............................................          98           98           99
  Cost of revenues......................................          66           50           41
                                                          -----------  -----------  -----------
Gross profit............................................          31           48           59
Expenses:
  Product development...................................           6            6            7
  Sales and marketing...................................          26           24           18
  General and administrative............................          45           32           31
  Non-cash compensation.................................          --           --           14
                                                          -----------  -----------  -----------
Total expenses..........................................          77           61           71
                                                          -----------  -----------  -----------
Operating loss..........................................         (45)         (13)          12
  Interest income.......................................           2            2            2
  Interest expense......................................          (1)          (1)          (1)
                                                          -----------  -----------  -----------
Net loss................................................         (44 )%        (12 )%        (11 )%
                                                          -----------  -----------  -----------
                                                          -----------  -----------  -----------
Income (loss) before non-cash compensation..............         (44 )%        (12 )%          3 %
                                                          -----------  -----------  -----------
                                                          -----------  -----------  -----------

Our total revenues have generally increased each quarter during the eight fiscal quarters ending March 31, 1999. Online information sales increased to $2.2 million in the fourth quarter of fiscal 1999 from $378,000 in the quarter ended June 30, 1997. Steady increases each quarter were due to growth in the number of our individual and enterprise subscribers.

Advertising revenues are affected by the industry's seasonality, with the most advertising sold in the second and fourth calendar quarters of the year. During the quarters ended June 30, September 30, and December 31, 1997, we utilized a third-party sales agent, Infoseek, for the sale of our advertising. Infoseek's actual advertising sales were significantly lower than the contractually mandated minimum payments which were received and recorded as revenue during these quarters. Although the minimum requirements were terminated as of December 31, 1997, we recognized a final amount of $67,000 in the quarter ended March 31, 1998. In October 1997, we began our transition to build our in-house advertising sales force. We have experienced growth in advertising in each of the four quarters beginning with the quarter ended June 30, 1998.

CD-ROM and print product sales fluctuate due to the publication dates for our products. Most titles are updated annually between December and March. Back-orders and standing orders for new editions create back-logs and therefore the largest shipments occur during the month the new editions are printed.

Provision for return of print products has gradually decreased over the eight quarters as we reduced our level of sales to bookstores. After September 1997, we no longer created new print products for sale into the bookstore industry.

Cost of revenues has grown steadily as we have expanded our editorial operations. Due to the high number of December year-end companies in our company and industry database, we employ additional temporary employees each year from April through September to update the database. In addition, we increased the number of companies and industries we covered by over 25% during this same period in 1998. This resulted in a 14% increase in costs of revenues for the quarter ended September 30, 1998 as compared to the previous quarter. Cost of revenues in the quarter ended December of 1998 was lower than previous quarters due to a lower number of temporary personnel. We expect to use temporary personnel each year during this time period for updating, but do not expect to see as much fluctuation.

Product development expenses have fluctuated due to consulting and professional fees paid to outside consultants, designers and programmers. During October of 1997, we made significant changes to Hoover's Online, adding new designs, features and content. These changes resulted in higher spending levels during this time period. We also added new features and content in September 1998. We hired our Vice President, Technology in October 1998 and began to increase our internal staff of programmers and analysts. We utilized significant third party systems analysis during the quarter ended March 31, 1999 to support new database software and hardware systems.

Sales and marketing expenses have increased as we have added new personnel in sales, marketing, and customer service. Promotional expenses, including advertising and trade shows have gradually increased and are expected to significantly increase as part of our new campaigns to increase brand awareness and increase traffic to the Web site.

General and administrative expenses have generally increased each quarter from the quarter ended June 30, 1998 through the quarter ended September 30, 1998. This was due to increases in office and occupancy related to our temporary growth in editorial staff. General and administrative personnel expenses have increased, especially since the third quarter of 1998, as we increased our executive and administrative personnel and invested in our financial, business and operating infrastructure.

Our quarterly operating results may fluctuate significantly in the future as a result of many factors, including:

- the timing of marketing expenditures;

- the traffic on our Web site;

- the demand for individual and enterprise subscriptions;

- the demand for advertising and sponsorships on our Web site;

- the demand for services or products that are sold on or through our Web site; and

- seasonality.

As a result, we believe that quarter-to-quarter comparisons of our operating results cannot be relied upon as indicators of future performance.

Liquidity and Capital Resources

Since inception, we have financed our activities primarily through net cash proceeds from private placements of equity securities as well as exercises of options and warrants. Total cash invested since inception was $15.0 million through March 31, 1999. Investments by Media General and other stockholders during September 1997 significantly increased our cash resources. In February and March of 1999, stockholders exercised warrants increasing our cash by $4.3 million.

We used $2,550 net cash in operating activities in fiscal 1999 compared to $1.0 million in fiscal 1998. Net cash used in operating activities resulted from net operating losses and increases in accounts receivable, partially offset by increases in deferred revenues, accrued expenses and accounts payable.

We used $789,000 net cash in investing activities in fiscal 1999 compared to $585,000 in fiscal 1998. Net cash used in investing activities was primarily related to purchases of computer and network equipment, as well as leasehold improvements.

We obtained cash from financing activities of $4.7 million in fiscal 1999 and $4.9 million in fiscal 1998, primarily through private placements of equity securities. In addition, in 1997 and 1998, we utilized revolving credit lines and loans from stockholders secured by accounts receivable and computer equipment to fund operations.

On June 11, 1999, we sold 206,044 shares of common stock to NBC for $1.5 million. We also entered into a strategic agreement with NBC to license a portion of our content for distribution and marketing by NBC, CNBC and CNBC.com. We plan to record deferred costs of approximately $1 million dollars in connection with this transaction. This amount will be amortized over the period covered by the strategic agreement. Also on June 11, 1999, we sold an aggregate of 1,022,727 shares of common stock to Knowledge Net Holdings, L.L.C., an indirect subsidiary of Knowledge Universe, L.L.C. and to Nextera Enterprises, Inc., a company controlled by Knowledge Universe, for $7.4 million. This transaction will be recorded as a $7.4 million addition to equity. Knowledge Net Holdings has committed to purchase $2.0 million of services from Hoover's in the future, beginning in October 1999 which may include advertising on our Web site, sponsorship of feature or content areas of our Web site, licensing of our company or industry information and/or enterprise subscriptions.

As of March 31, 1999, we had $7.8 million of cash and cash equivalents. Our principal commitments at March 31, 1999 consisted of obligations under bank obligations and capital leases. On a pro forma basis to reflect our receipt of the gross proceeds from our sale of common stock in the June 1999 transactions, we had cash and cash equivalents as of March 31, 1999 of $16.7 million.

At March 31, 1999, we had a $550,000 term loan which matures on December 31, 2000, a $200,000 term loan which matures on January 12, 2000 and a $150,000 revolving line of credit with a bank effective through March 31, 1999 but expired immediately thereafter. The term loans bear interest at prime plus 1.50% and the revolving line of credit bears interest at prime plus 1.25%. At March 31, 1999 and 1998, we had no borrowings outstanding under the line of credit, and $447,628 and $237,500, respectively, outstanding under the term loans.

We may in the future pursue additional acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. Any material acquisition or joint venture could result in a decrease to our working capital, depending on the amount, timing and nature of the consideration to be paid.

We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months. Beyond the next twelve months, our significant commitments consist of repayment of an $550,000 term loan and lease commitments for facilities, telephone and computer equipment. We also intend to increase marketing activities. Although we currently expect to meet the cash requirements of such commitments, expenditures and ongoing operating expenses from working capital, in order to meet our long term liquidity needs, we may need to raise additional funds, seek an additional credit facility or seek other financing arrangements.

Year 2000 Readiness Disclosure

Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000. We are dependent on telecommunications vendors to maintain our network. In addition, we are dependent on financial and other information provided electronically by our vendors and partners, as well as general research information obtained electronically. We are also dependent on financial institutions involved in the processing of our customer's credit card payments for subscriptions and other products and a third party that hosts our servers.

Over the last year we have planned and implemented a year 2000 compliance project to assess the readiness of internally-developed and third-party software, content, and business systems.

We have substantially completed a year 2000 compliance review of our internally developed proprietary software. This review has included testing to determine how our systems will function at and beyond the year 2000. We expect to complete these tests during the summer of 1999. Since inception, we have internally developed substantially all of the systems for the operation of our Web site. These systems include the software used to provide our Web site's search, customer interaction, and transaction-processing and distribution functions, as well as monitoring and back up capabilities. Based on our assessment to date, we believe that our internally developed proprietary software is year 2000 compliant.

We have completed a year 2000 compliance review of our content publishing system and our significant content partners, such as Media General Financial Services. Based on our assessment of their data and our publishing processes, we believe that our internally-developed database and the data provided to us from third parties is year 2000 compliant.

We are currently assessing the year 2000 readiness of our third-party supplied software, hosting service, computer technology and other services, which include software for use in our accounting, database and security systems. The failure of such software or systems to be year 2000 compliant could have a material impact on our corporate accounting functions and the operation of our Web site. We are dependent on these third-party suppliers to correct any year 2000 compliance problems, which exposes us to certain risks. As part of the assessment of the year 2000 compliance of these systems, we have sought assurances from these vendors that their software, computer technology and other services are year 2000 compliant. We expect this assessment process to be completed during the summer of 1999. Based on the results of this assessment, we will develop and implement, if necessary, a remediation plan with respect to third-party software, third-party vendors and computer technology and services that may fail to be year 2000 compliant. We expect to complete any required remediation during the summer of 1999. At this time, the expenses associated with this assessment and potential remediation plan that may be incurred in the future cannot be determined; therefore, we have not developed a budget for these expenses. The failure of our software and computer systems and of our third-party suppliers to be year 2000 compliant would have a material adverse effect on us.

We have completed an initial assessment of our Web sites' hardware and software to determine year 2000 compliance. All software and systems were categorized as either compliant or non-compliant. We assessed each non-compliant issue to determine how to correct for year 2000 readiness. Non-compliant software and systems have been or are expected to be corrected by the installation of a patch or the purchase and implementation of new software or equipment during the summer of 1999.

The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers and businesses. Thus, the infrastructure necessary to support our operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the year 2000 issues that may impact the entire infrastructure. Our ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys, and comparable industry data. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us.

We have funded our year 2000 assessment activities from available working capital and have not separately accounted for these costs in the past. These costs have not been material to date.

At this time, we have not yet developed a contingency plan to address situations that may result if we or our vendors are unable to achieve year 2000 compliance because we currently do not believe that such a plan is necessary. The cost of developing and implementing such a plan, if necessary, could be material. Any failure of our material systems, our vendor's material systems or the Internet to be year 2000 compliant could have a material adverse consequence for us. Such consequences could include difficulties in operating our Web site effectively or conducting other fundamental parts of our business.

Market Risks Related to Financial Instruments

Hoover's has floating rate borrowings and capital lease obligations which result in the risk that interest expense or the fair value of capital lease obligations might be impacted by changes in market interest rates. However, because these borrowings are not significant, market risks related to financial instruments are not material.

Recently Issued Accounting Standards

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" which establishes standards for the way public companies disclose information about operating segments, products and services, geographic areas and major customers. We adopted SFAS No. 131 effective April 1, 1998. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal quarters ending after June 15, 1999. We do not expect the adoption of SFAS No. 133 to have a material impact on our financial statements.

                                    Business

The following description of our business should be read in conjunction with the information included elsewhere in this prospectus. This description contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in these forward-looking statements as a result of certain of the factors set forth in "Risk Factors" and elsewhere in this prospectus.

Overview

Hoover's is an Internet provider of company and industry information designed to meet the diverse needs of business organizations, businesspeople and investment professionals worldwide. Our Web site is Hoover's Online located at WWW.HOOVERS.COM. We were one of the first to provide high-quality, proprietary business information on the Internet to the mission-oriented businessperson, who seeks answers to specific questions. Visitors to our Web site use our information for their professional endeavors, including financial and competitive research, as well as for their personal activities, including career development and personal investment. We believe we provide our advertisers with a large, demographically desirable audience, who as a group, are affluent, highly educated and willing to conduct business over the Internet.

Our core asset of proprietary editorial content is a recognized source of authoritative, engagingly written and useful information on over 45 industries and approximately 14,000 public and private enterprises worldwide. We have a staff of approximately 100 writers, editors, researchers and online producers. We have one of the largest online databases of company-specific information measured in terms of breadth and depth of coverage, and we continually expand and update our database. Hoover's Online also provides information on initial public offerings through IPO Central, which is a widely trafficked source for information on initial public stock offerings. We also offer feature stories, news, career information, personal finance information, SEC documents, management biographical information as well as brokerage research and credit reports. Additionally, we offer our branded search and sort tools, such as Lead Finder and StockScreener, to make our information more useful to businesspeople.

We generate revenues from the following sources:

- online information sales, consisting of individual and enterprise subscriptions and licenses of our editorial content;

- advertising, sponsorship and e-commerce; and

- sales of our company information in CD-ROM and print.

Our online revenues have grown to $7.7 million in fiscal 1999 from $215,000 in fiscal 1995, representing a compound annual growth rate of over 145%.

We were among the first Internet companies to deploy a tiered business model: advertising-supported free information, paid subscription based in-depth information and pay-per-view e-commerce for specialized information. Hoover's Online attracted approximately two million unique visitors during the quarter ended March 31, 1999, who accounted for over 30 million page views. We use our high-quality free information to attract both potential paying subscribers and customers for our pay-per-view information. As of March 31, 1999, our subscription service had an estimated 100,000 paying seats. Of these 100,000 seats, over 29,000 were individual subscribers which pay on an individual basis and the balance were attributable to over 1,300 enterprise accounts, which we estimate represented over 70,000 seats which are paid for on an enterprise or company basis rather than an individual basis.

Hoover's Online is designed to be a destination where mission-oriented businesspeople can fulfill their business information needs on a daily basis. As we expand Hoover's Online, we intend to add:

- increased depth and breadth of company and industry information, particularly private and non-U.S. enterprises, as well as increased news coverage;

- information and e-commerce resource centers sponsored by one or more of the organizations with whom we have advertising or e-commerce relationships where businesspeople can perform mission-oriented tasks in such areas as professional development, business travel and company operations;

- business-oriented tools, including sophisticated searching and sorting, scheduling, personalization and targeted e-mail alert notification; and

- personal features, including general news, sports scores, weather forecasts and portfolio tracking and leisure travel information to address some of the primary personal interests of our visitors.

Our strategic goal in adding these future enhancements is to increase the frequency and duration of visits to Hoover's Online.

Industry Background

MARKET OPPORTUNITY

Providing information, products and services to businesspeople over the Internet represents a large and growing market opportunity. Growth in this market is being driven by several factors, including:

INCREASING INTERNET USAGE. The Internet has rapidly become a significant global communications and commerce medium. The tremendous growth of Internet usage has been spurred by the growing base of personal computers both in the home and workplace, the continuously improving network infrastructure, the proliferation of content and the affordability and ease of access. International Data Corporation, a research firm that covers information technology markets and trends, estimates that the number of Internet users will grow worldwide from approximately 159 million at the end of 1998 to approximately 410 million by the end of 2002. Forrester Research, a research firm that analyzes technology changes and its impact on business, consumers and society, in its report THE NEW BUSINESS PORTALS, estimates that in 1998, 48 million workers worldwide had access to the Internet and that by 2004 businesses will be providing Internet access to approximately 200 million workers worldwide.

IMPORTANCE OF ONLINE BUSINESS INFORMATION. Companies and businesspeople are increasingly recognizing that productivity and competitiveness depend on access to reliable online information about customers, competitors, executives, industries, business trends, breaking news and market data. Because of its affordability, convenience and ease of access, the Internet has emerged as an effective medium for distributing business information. Business organizations continue to invest heavily in Internet connectivity and networked computing infrastructures to manage internal information. They now are seeking to leverage these infrastructures to access, distribute and manage the large amounts of external business information needed by their workforces. As enterprise information requirements are reaching unprecedented levels, organizations are willing to pay for business information that gives them a competitive edge. Cowles-Simba, a research firm that specializes in the media and information industry, in its report WEB/ONLINE SERVICES MARKET FOR BUSINESS AND PROFESSIONAL PUBLISHING, predicts that online business information revenues in the United States will rise from $27 billion in 1998 to $40 billion in 2002.

EXPANDING ONLINE ADVERTISING AND E-COMMERCE. The Internet enables advertisers to target their messages to audiences having specific demographic characteristics and to track the effectiveness of their advertisements based on impressions delivered and click through rates. Forrester Research estimates that Internet advertising will grow from $1.5 billion in 1998 to $11 billion in 2002. E-commerce is revolutionizing the way information and goods are bought and sold by offering convenience and affordability to consumers and businesses. Forrester Research estimates that e-commerce will grow from $55 billion in 1998 to $1.1 trillion in 2002, representing a compound annual growth rate of 111%.

INCREASING PERSONAL USE BY BUSINESSPEOPLE. Businesspeople use online business information not only in connection with their daily work activities, but also for personal uses, such as investing, professional development, job searching, training and travel. Typically, businesspeople visit only a few business-oriented Web sites a day. These businesspeople and their organizations demand content from these Web sites that is easily accessible, up-to-date and that provides value-added research and analysis.

SHORTCOMINGS OF EXISTING INFORMATION PROVIDERS

Despite the magnitude of the market opportunity, existing providers have failed to provide high-quality business information in a cost-effective manner. Today, most businesspeople receive electronic business information either through traditional business information providers or consumer-oriented Web sites.

TRADITIONAL PROVIDERS. Business information providers such as LEXIS-NEXIS and Dun & Bradstreet fail to meet the needs of many businesspeople for affordable business information. These information providers offer business information that is expensive, making them unaffordable for individuals and many organizations. In addition, some of these companies operate on a pay-per-view or fee-per-terminal basis which causes budget conscious organizations of any size to limit the number of people within their organization who have access to the information. Traditional providers have difficulty changing their business models, cost structures or distribution capabilities, preventing them from offering their information enterprise-wide or to individual users.

CONSUMER-ORIENTED WEB SITES. Consumer-oriented Web sites and other financial data Web sites offer a comparatively broad array of inexpensive, electronic data. However, their data is typically not of the depth and quality required by businesspeople. The data is not as reliable or timely as that of traditional information providers. Consumer-oriented Web sites provide data in a format that makes it difficult for businesspeople to research and complete mission-oriented tasks in a timely manner. These Internet data providers typically act solely as aggregators of information developed by other, primarily consumer-oriented, sources.

The Hoover's Solution

We provide high-quality, cost-effective and useful business information, products and services that are essential to businesspeople today and provide an attractive environment for organizations with whom we have advertising or e-commerce relationships.

Key elements to the Hoover's solution are:

- PROPRIETARY, TRUSTED EDITORIAL CONTENT. Our staff of approximately 100 researchers, writers, editors and online producers create and compile original, engaging and useful business information on approximately 14,000 public and private enterprises worldwide and 45 industries. We offer easy-to-read content written in a distinctive style that extends far beyond traditional aggregated content. Our editorial staff is constantly updating our content, from changes in the financial markets to changes in an organization's management. We uphold high standards of reliability, quality and timeliness for the information we provide.

- FOCUS ON THE NEEDS OF BUSINESSPEOPLE. We understand and focus on the information needs of businesspeople. We leverage our unique content to offer products and services that meet both the business and personal needs of professionals. For example, a visitor may learn quickly about a prospect's branding strategy, market share, competitive position, financial condition and history as well as purchase our pay-per-view information and choose editorially selected links to further information. To meet their personal needs, a visitor may search for information on career development and personal investing. Unlike Web sites targeting personal use, we believe Hoover's Online is generally not excluded by corporate policies limiting access to non-business Web sites, allowing businesspeople to attend to their personal as well as business needs while at work.

- TIERED LEVELS OF SERVICE. We offer our audience three levels of service to meet their varied business needs.

       1. FREE. For each of the approximately 14,000 enterprises that we cover, visitors can access a brief enterprise overview, its financial information, a list of up to seven of its top officers, a list and links to its top three competitors and selected news, SEC documents on a delayed basis, stock quotes and charts. Visitors can also access industry information on 45 industry sectors as well as IPO Central, Career Central and our Company of the Day.

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       2.  PAID SUBSCRIPTION. In addition to our free services, individual and enterprise subscribers can access over 3,500 detailed company profiles, more in-depth information on over 8,000 enterprises including financial information, strategies and history, all of the officers of the enterprises covered, all key competitors, segment data by industry and geography, lists of products and brands and SEC documents delivered in real-time. In addition, subscribers can utilize our Power Tool and Lead Finder search and sort tools as well as access detailed sub-industry lists. Enterprise subscribers have access to printable formatted reports in Adobe .pdf format.

       3. PAY-PER-VIEW. All of our visitors may purchase individual products and services, such as brokerage research reports from Multex.com as well as both Dun & Bradstreet and Experian credit reports from Winstar Telebase on a pay-per-view basis.

- EFFICIENT INTERNET SALES CHANNEL. By deploying a tiered, Internet-based distribution model, we are able to introduce our business information and services at no cost to the visitor. We offer these individuals the opportunity to subscribe to Hoover's Online at an affordable price, independent of their enterprise affiliations. We create direct relationships with individuals within enterprises, which facilitates future enterprise wide sales. Our mass audience allows us to offer business information on a more cost-effective basis than traditional providers.

Hoover's Online attracts a large, demographically desirable audience of businesspeople that makes us attractive to advertisers, sponsors and businesses with which we have e-commerce relationships. We offer banner and button advertisements on Hoover's Online, sponsorships for organizations who want to integrate their advertisements or products with selected content on our Web site and e-commerce opportunities for organizations who want to sell their products on our Web site. Moreover, we offer combined arrangements that can integrate components of advertisement, sponsorship and e-commerce.

Business Strategy

Our goals are to be one of the Internet destinations that businesspeople depend on daily to perform mission-oriented tasks and to facilitate their business-related transactions as well as to offer advertisers, sponsors and e-commerce relationships an attractive environment. The key elements of our strategy include:

- INCREASING BRAND AWARENESS. We will continue to build Hoover's brand awareness and reputation. We intend to build our internal marketing capabilities through marketing, public relations campaigns and image advertising. We will continue to increase our name brand and audience through our co-branding relationships including the following newspapers: THE NEW YORK TIMES, THE WASHINGTON POST and THE LOS ANGELES TIMES. In June 1999, we entered into an agreement with NBC to license a portion of our content for distribution and marketing by NBC, CNBC and CNBC.com and to produce with NBC editorial content for use both online at CNBC.com and on television on CNBC.

- ENHANCING AND EXPANDING CORE CONTENT AND TOOLS. We will continue to build the depth and breadth of our coverage of companies and industries by expanding our proprietary database and licensing additional company and industry information from third parties. We will seek to forge new and expanded distribution and content relationships. In order to increase the frequency and duration of our viewers' visits to Hoover's Online, we are developing additional services, tools and online resource centers that businesspeople can use to perform mission-oriented tasks in areas such as professional development, business travel and corporate operations. We intend to enhance our personal offerings in the areas of non-business news, career planning and personal finance. Our viewers will be able to customize the news and information they receive by industry, company, job function and other criteria. Moreover, we plan to offer new and enhanced tools and media formats, including audio, video and wireless delivery. By enhancing and expanding our core content and tools, we are making Hoover's Online the destination where businesspeople improve their professional skills and transact business multiple times a day.

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- INCREASING THE NUMBER OF VISITORS. We intend to attract more visitors to
  Hoover's Online through our marketing relationships, increasing our direct Internet marketing and advertising on television and radio. We plan to expand our relationships with frequently visited and well-known Web sites and establish new relationships that allow us to introduce our proprietary content to a broader audience. We also intend to create sponsor areas on popular Web sites frequented by businesspeople.

- EXPANDING MARKETS AND CHANNELS. To further meet the needs of businesspeople worldwide, we intend to pursue acquisitions of, and strategic relationships with, companies with complementary content, services and technologies and to expand our information and services to cover more business organizations in international markets. We recently established WWW.HOOVERS.CO.UK to leverage our coverage of business organizations in the United Kingdom and to begin establishing our presence in the European market. As businesspeople outside the United States embrace Internet-based business information and e-commerce, we will evaluate opening sales offices in Europe, Latin America and Asia.

We believe that this strategy will generate increased revenues from the following sources:

- INDIVIDUAL AND ENTERPRISE SUBSCRIPTIONS AND LICENSES. We plan to increase our subscriber base by increasing the number of visitors to our Web site, converting both current and new visitors to subscribers and adding new premium content and services. We intend to create greater customer affinity through our planned personalization and customization tools, thereby increasing the frequency and amount of time subscribers spend on our Web site. To increase the number of our enterprise subscriptions, we plan to significantly increase the size of our internal sales force in order to sell more enterprise accounts to organizations and to upgrade existing individual subscribers to enterprise subscriptions.

- ADVERTISING, SPONSORSHIP AND E-COMMERCE. We intend to increase our advertising and e-commerce revenues by capitalizing on the attractive demographics of our expanding audience. We believe our typical visitor is highly educated, professional, affluent and comfortable transacting business over the Internet. As traffic, visit frequency and average time spent at Hoover's Online increase, our attractiveness to advertisers and e-commerce vendors will be further enhanced. We also plan to increase the attractiveness of Hoover's Online to advertisers by ascertaining preferences of our visitors and targeting those visitors with advertisements, offers and information. We will continue to seek sponsors for our online resource centers. For instance, during the 1999 tax season, Intuit sponsored a tax-related resource center. We will also continue to seek relationships with e-commerce organizations offering products and services targeted to our audience.

The Hoover's Online Web Site

Hoover's Online provides business information, including detailed company and industry information, to meet the diverse needs of the mission-oriented businessperson. This information is created, collected, organized and presented by an editorial staff of approximately 100 researchers, writers, editors and Internet content producers.

PROPRIETARY DATABASE

Our proprietary editorial database contains information on approximately 14,000 public and private enterprises worldwide and 45 industries. Our editorial staff selects companies for coverage using the following criteria:

- PUBLIC U.S. COMPANIES. We cover every U.S. company traded on the New York Stock Exchange, American Stock Exchange and Nasdaq National Market System. We also follow more than 1,200 Nasdaq SmallCap Market companies, as well as a number of companies that trade on less followed markets, such as Nasdaq's over-the-counter market. We also add coverage as companies prepare to go public.

- PRIVATE U.S. COMPANIES AND OTHER ENTERPRISES. We seek to identify and cover every private U.S. company with annual revenues greater than $500 million as well as selected companies with high public profiles. We make a special effort to cover these companies because we know it is difficult to obtain information on many of

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  them. We also seek to cover the largest universities, agricultural co-ops, sports leagues and teams, government-owned enterprises, labor organizations, mutual insurance companies, hospitals, law firms, charities, joint ventures, foundations, associations and not-for-profit organizations.

- NON-U.S. COMPANIES AND SUBSIDIARIES. We cover approximately 2,500 of the companies judged by our editors to be the most influential international companies, including substantially all non-U.S. companies known to have annual sales of more than $5 billion as well as a number of foreign subsidiaries of U.S. companies and U.S. subsidiaries of foreign companies. We are continually expanding our coverage of non-U.S. companies. We follow all firms whose stocks trade in the United States through American Depository Receipts. We also cover all companies included on major global stock market indices, including the Financial Times Stock Exchange 100 Index, Societe de Bourses Francaises 120, Deutscher Aktienindex (DAX), Milano Indice Borsa (MIB 30), Nikkei 225 Stock Average, Mexico Price and Quotation Index, Toronto Stock Exchange 100 Index and Straits Times Industrial Share Price Index.

In addition to offering a broad amount of information, we provide search and sort tools that make our information more accessible and valuable. Viewers can search our database by company name, stock exchange ticker symbol, keyword or by the name of an officer. Subscribers can search using more extensive criteria, including geographic region, company size or company type. We have expanded these tools over time, making our services easier to use. For example, our branded search and sort tools can accommodate common misspellings of enterprise names.

We allocate editorial resources to mining the Internet for useful information on companies. For example, our editors choose and display links to news articles for thousands of the companies we cover. Viewers can also use Hoover's Online to search the Internet for more business information by employing our links to search engines. We also provide links to view SEC documents, credit reports and other information.

Our researchers and editors also review newswires, electronic information services, major newspapers and business and industry publications to update our company information daily as news events warrant. In addition to this rigorous process of daily monitoring and updating, we give each company in our database an annual comprehensive review. We use these documents, as well as news articles, the company's annual report and interviews with company representatives as the primary sources for our updates. Our company financial information is updated as soon as a company releases its earnings and again when it makes its filings with the SEC. Market and comparison data are updated daily.

We obtain our information from the following sources:

- the covered company;

- Media General Financial Services for financial data on public companies and non-U.S. firms with sponsored American Depository Receipts;

- electronic news services such as Bloomberg and Dow Jones;

- an extensive collection of specialized trade sources; and

- a variety of other Internet-based and print information resources.

ADVERTISING-SUPPORTED INFORMATION

The free portion of our Web site contains information on approximately 14,000 enterprises. For each company covered, visitors can access, free of charge, the following: a brief company overview, financial information, a list of top officers, a list and links to its top three competitors and selected news, SEC documents, quotes and charts.

HOOVER'S COMPANY CAPSULES. Our company capsules contain information on approximately 14,000 public and private enterprises in the United States and internationally. The capsules consist of basic company and financial information as well as selected Web links.

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             [Full Page Screen Print of Annotated Company Capsule]

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IPO CENTRAL.  IPO Central is our branded information source for U.S. companies that have recently completed an initial public offering or have commenced the initial public offering process. This service links the user to a subset of our company capsules, to IPO-related filings from EDGAR Online and to news stories about the company. Companies covered include those that initially filed with the SEC on or after May 6, 1996, the first day that all U.S. companies were required to submit their SEC filings electronically.

STOCKSCREENER. StockScreener allows visitors to use up to 22 criteria to search for and sort lists of companies. Searchable criteria include: stock exchange, industry, financial ratios, growth rate, company size, rate of return, profit margins and volatility. We provide a link back to Hoover's Online capsule for all companies listed in the Stockscreener results list.

INDUSTRY ZONE. Through Industry Zone, we offer information on selected industry sectors. Industry Zone features analysis and definitions, as well as links to industry news and topical books. We also offer 45 Industry Snapshots that businesspeople can search to learn more about industry trends, jargon and major companies.

INVESTOR RESOURCES. Investor Resources is a collection of tools that enable customers to track their portfolios and search for companies' financial statements, stock quotes, SEC filings and brokerage research reports. This area also contains links to StockScreener and IPO Central as well as links to featured investment research through organizations with whom we have strategic relationships such as Individual Investor Online and Multex.

CAREER CENTER. Career Center enables job seekers and recruiters to research employment information. For each company on the list of employers, we provide a link to our company capsule, the company's Web site and company-specific job openings. We also offer job hunting tips and links to a number of job search and relocation assistance Web sites as well as Web sites where visitors can locate industry-focused executive recruiters.

THE STORE. In September 1998, we launched The Store on Hoover's Online to sell a number of business and consumer products through alliances with vendors and third-party distributors. Currently, we sell books, compact discs, downloadable mailing lists, research reports, annual reports, and other business and consumer-oriented products. We intend to seek relationships with additional organizations to broaden the scope of products offered through The Store.

HOOVER'S ONLINE PREMIUM CONTENT, SERVICES AND TOOLS

Our premium content, services and tools are only available to our paying subscribers and include the following:

HOOVER'S COMPANY PROFILES. For approximately 3,500 of the largest, fastest-growing and most influential companies as judged by our editors, Hoover's company profiles provide a strategic overview, history, news links, expanded list of officers and employees, products and operations information and a comprehensive list of key competitors. Hoover's editors select profiled companies using their own editorial discretion as well as objective criteria such as financial significance, news events, market trends and subscriber interest and demand.

In addition to profiles, our subscribers may access in-depth and historical financial reports for nearly 8,000 companies. These reports include:

- detailed financials: up to three years and five quarters of income statements, balance sheets and cash flow statements;

- historical financials: up to ten years of selected financial data including, revenues, net income, number of employees and per share values for dividends and book value as well as debt ratio, return on equity, current ratio and other figures for the latest fiscal year end;

- market data: current stock price, valuation measures and ratios such as price-to-sales, price-to-cash flow and return on assets. We also include daily updated information on revenue growth rates, earnings per share and dividends; and

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- comparison data: financial ratios, per share data and growth rates compared to industry and market levels.

EXPANDED LISTS OF OFFICERS. Subscribers have access to an expanded list of a company's officers, including ages, salaries and links to biographies, when available.

MORE COMPLETE LIST OF COMPETITORS. For each of our profiled companies, we include a more complete list of competitors. The comprehensive list includes companies that are pursuing the same customers as the profiled company. Unlike other business information providers that offer computer-generated and often inaccurate lists of industry peers, our list of competitors is selected by our editorial staff.

PRODUCTS/SERVICES/SEGMENT DATA. Our products/services/segment data section lists a company's products, services, brand names, divisions, subsidiaries and joint ventures. Information contained in this section varies by company and the amount of information available. We have included sales and profit information by business segment if the company publishes that information.

REAL-TIME SEC DOCUMENTS. Through EDGAR Online, our subscribers can access a company's SEC filings as soon as they are filed. Non-subscribers must wait 24 hours to access the same data.

WATCHLIST. EDGAR Online Watchlist is an automated e-mail service that alerts subscribers when U.S. public companies they have selected file documents with the SEC. Subscribers can track all of the company's filings or choose only selected filings. Individual subscribers can track up to five companies. Hoover's business licensees can track up to 10 companies.

BUSINESS BONEYARD. Business Boneyard is a collection of historical profiles of companies that have been absorbed or dissolved because of merger, acquisition, market trends or weak management. Business Boneyard includes companies such as Atari Corporation, Digital Equipment Corporation and Santa Fe Pacific Corporation.

DETAILED INDUSTRY INFORMATION. We provide lists of companies in selected industries and their sub-sectors.

SEARCH AND SORT TOOLS. Power Tool and Lead Finder are our branded search and sort engines that allow our subscribers to compile lists of companies by the following categories:

- industry: searches may be made by industry, ranging from advertising, marketing and banking to biomedics, machinery and textiles.

- location: searches may be performed by metro area, state or country.

- annual sales: searches may be limited to companies with a specified level of sales.

- company type: searches may be limited to public companies, private companies or non-profit entities.

Subscribers can search for companies using any one search category or may combine two or more categories. Lead Finder is targeted to sales people interested in sales prospecting or finding leads. Search results show all the information in our database that meet the listed criteria. In addition, we provide links to company Web sites and company-specific job openings when they are available.

Future Additions to Hoover's Online

As part of our business strategy, we are developing online resource centers containing a broad array of business-oriented information, products and services. We expect each of the resource centers to leverage our extensive proprietary company and industry database. Each resource center will contain a directory of business-related Web sites, news related to the activities covered in that center, a targeted search engine, business tools and personalization options. We anticipate that many of the resource centers will also contain licensed third-party information.

Most of this information will be free, with discrete areas of high-value information available only to subscribers or on a pay-per-view basis. The resource centers are being designed not just to provide information, but also to

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provide targeted sponsorship or e-commerce opportunities. For example, in conjunction with our business travel resource center we intend to sell the right to book airline tickets to a major travel vendor. In addition to our business travel resource center, we plan to develop a professional development resource center that will enable customers to manage recruiting and professional development more effectively. We also intend to establish a business operations resource center targeting the needs of corporate managers, entrepreneurs and others involved in the day-to-day oversight of small and large businesses.

Subscribers and Licensees

As of March 31, 1999, we had over 29,000 individual subscribers, over 1,300 enterprise subscribers and approximately 30 licensees.

INDIVIDUAL SUBSCRIBERS

Our individual subscribers are primarily businesspeople, personal investors and academics. We believe that we attract a highly educated, professional audience. Many of our subscribers use our information for sales and marketing activities and competitive analysis. We attract individual subscribers primarily through our online offerings of free company and industry information, including our database of company capsules. Our historical data indicates that the number and demographic characteristics of visitors to Hoover's Online is highly correlated to the growth of individual subscriptions.

Individual subscriptions currently cost either $14.95 a month or $109.95 annually. Visitors subscribe by completing the online subscription form or by sending their completed subscription form to our customer support staff either by e-mail or facsimile. To better understand our customers and their business information needs, we ask them to disclose their name, address, job title and company name.

ENTERPRISE SUBSCRIBERS

Enterprise subscriptions are sold to organizations on a multiple seat basis and include features not available to our individual subscribers. We offer enterprise subscriptions and publish subscription prices for groups ranging from 10 to 1,000 people. Our enterprise subscribers consist primarily of sales and marketing professionals, some of whom may have access to other paid information sources. We also sell enterprise subscriptions to public and academic libraries.

Our inside sales force pursues enterprise subscriptions from leads generated from visitors to Hoover's Online. We ask potential subscribers a series of questions to help the visitor select between an individual subscription or an enterprise subscription. Those who choose an enterprise subscription are contacted by members of the inside sales force. The salesperson then assists the subscriber in selecting the size of license most appropriate for the subscriber's needs, and when appropriate, offers the option of an intranet feed.

LICENSEES

We license portions of our database to third parties for redistribution. Our licensees range from traditional online service providers such as Dow Jones and LEXIS-NEXIS, to other Web sites, such as Yahoo! and Go/Infoseek. In June 1999, we entered into an agreement to license a portion of our content for distribution and marketing by NBC, CNBC and CNBC.com. We provide our licensees with a customized data feed of our proprietary company information. Data feeds vary depending upon the information requested by the licensee, the number of licensed seats and the fee. License fees are based upon variables, such as the number of seats, the number of capsules viewed or the number of terminals.

INTRANET SUBSCRIBERS

We provide information from our proprietary database through intranet feeds when a subscriber has technical or business constraints that prevent the subscriber's employees from accessing Hoover's Online through the

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Internet. The information we provide through intranet feeds is advertising free.
Moreover, subscribers have control of the information, giving them greater flexibility at to how to apply the information. In order to obtain an intranet feed a subscriber must have at least 1,000 seats. Intranet subscriptions start at $36,000 and are adjusted further depending upon the content licensed, the number of individuals with access to the content and the frequency of the feed itself. In fiscal 1999, we derived the largest percentage of our intranet subscriber revenues from Andersen Worldwide. Andersen Worldwide integrates our content into its Knowledgespace.com intranet for access by Andersen professionals.

Advertising, Sponsorships and E-commerce

We are focused on providing our advertisers, sponsors and e-commerce relationships with a large, demographically desirable audience. We believe Hoover's Online attracts visitors who as a group are highly educated, professional, affluent and comfortable transacting business over the Internet. We display advertisements throughout Hoover's Online and sponsorship, advertising and e-commerce revenues support the free portions of our Web site.

Our sales force is comprised of account executives and sales staff members. Our account executives handle high-level relationships with clients and advertising agencies as well as work closely with our sales staff. We will continue to build our sales force over the next few months.

ADVERTISING

We offer a variety of advertising options that may be purchased individually or in packages. We offer banners and button advertisements on our site that can be rotated on a run of site basis or targeted to a particular audience. Run of site advertisements appeal to advertisers seeking general brand recognition across Hoover's audience. Banners and buttons are generally sold under short-term contracts or insertion orders based on a price per thousand impressions. The following is a representative list of the organizations that advertised on Hoover's Online in fiscal 1999 based on their level of spending on Hoover's Online as well as their representative industries:

Bell Atlantic

British Airways

Chase Manhattan

Cobra Golf

Delta Airlines

E*Trade

Fidelity

Gateway

Intel

Intuit

MasterCard

Nortel

PeopleSoft

PricewaterhouseCoopers

Staples

TCI

Volvo

THE WALL STREET JOURNAL

SPONSORSHIPS

Sponsorships are available to organizations who want fixed placement advertisements as well as integration and association with our editorial content. Sponsorships integrate an advertiser's message with Hoover's Online content in a number of creative, contextual ways. For example, Intuit recently sponsored a Tax Center designed by our editorial staff to help visitors with filing their income taxes. Sponsorships are generally priced as a fixed monthly fee depending on their location on our Web site.

E-COMMERCE

We generate e-commerce revenues from advertisers who pay either a fee per transaction or a percentage of sales directly generated by their placement on our Web site. These fees can originate from buttons, banners, or in-context text links within Hoover's Online. For example, in February 1999, we entered into a one-year e-commerce and sponsorship agreement with Multex.com. Under this contract, we integrate opportunities to purchase Multex.com Research Reports into Hoover's Online editorial and provide a variety of special promotions. We work with Multex.com to effectively target and position Multex products on our Web site.

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Under each of our e-commerce contracts, we share a percentage of any sale made by that organization through our Web site. A number of our e-commerce contracts contain advertising components whereby the organization pays us an advertising fee in addition to revenue sharing. Our e-commerce contracts are generally one year in length. A few of the contracts terminate after six months.

COMBINATION SALES

Many of our agreements combine advertising, sponsorship and e-commerce component. For instance, current agreements have both advertising and e-commerce components. Under these contracts, we may guarantee to an organization a fixed number of impressions per year or a fixed number of customers. In return, the organization may pay us a per quarter advertising fee and a commission for sending new customers to their Web site. They also pay us a referral fee on products that they sell through our Web site.

Marketing and Content Relationships

MARKETING RELATIONSHIPS

We have relationships with frequently visited and well-known Web sites in order to expand our audience. For many of these relationships, we build customized versions of our company capsules to be integrated into their Web site. A customized company capsule may feature links to portions of the other Web site as well as links back to Hoover's Online for additional information. By incorporating links back to our Web site, we can introduce our premium information to a broader audience while displaying our free advertising-supported company information within the context of the other Web site. Marketing relationships may provide us with additional content to incorporate into our Web site. For instance, we integrate stock quotes from CBS MarketWatch. Our marketing relationships are important for increasing our brand awareness and attracting new visitors to our Web site. We will continue to pursue relationships that increase our brand name and introduce new audiences to our information.

Examples of our marketing relationships include:

GO/INFOSEEK NETWORK. Since September 1995, Infoseek has integrated our proprietary company capsules, industry and initial public offering information into the Go/Infoseek network. When a visitor searches for a company on the Go/Infoseek Web site, the visitor is provided the opportunity to link to a co-branded company capsule. This relationship delivers a high level of traffic to Hoover's Online and provides increased branding for our content. Additionally, we work with Go/Infoseek to promote Hoover's Online subscriptions for Go/Infoseek visitors.

MICROSOFT NETWORK. Since October of 1995, Hoover's has had a business relationship with Microsoft regarding a number of products including Microsoft Network, Microsoft Investor, and MoneyCentral. Subscribers to Microsoft Investor receive access to our company profiles of public companies as part of their subscription.

The following table contains a list of our other marketing relationships:

America Online                           THE NEW YORK TIMES
BigCharts                                THE WASHINGTON POST
CBS MarketWatch                          Yahoo!

We believe that marketing relationships of this type are important to our continued growth and to increase our exposure to our target audience. We intend to continue to aggressively pursue additional marketing relationships.

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CONTENT PROVIDERS


As of March 31, 1999, we had contracts with 15 content providers to expand our product offering and services. We also received content from 5 other sources. We require our content providers to maintain standards for quality, timeliness and customer service similar to our own. When we find complementary content from a qualified source, we enter into agreements that allow us to integrate that content tightly into our products. Our goal is to provide the best collection of information in context for our visitors and subscribers.


For more than five years, we have contracted with Media General Financial Services to publish and redistribute their company financial data as part of our company information database. In July of 1996, we entered into a relationship with EDGAR Online to provide our visitors with access to EDGAR Online's database of electronic SEC documents. Since then, we have expanded the relationship to include additional content and services for Hoover's Online subscribers.

CD-ROM and Print Sales

We continue to publish CD-ROMs and reference books containing information from our database of company information and from third parties, although we have discontinued producing books suitable for distribution through bookstores. We produce these products annually and sell them directly to libraries and individuals through traditional direct marketing techniques, including the production and mailing of two catalogs per year, post-cards and other direct mail pieces and promotion on Hoover's Online. We also sell books published by other organizations. We expect to continue to produce and sell CD-ROMs and books for at least the next two years. However, revenues from these products will continue to decline as a percentage of our total revenues.

Customer Service and Support

We provide customer service and support in response to inquiries from customers who contact us primarily by e-mail and phone. The customer support staff generally responds to all e-mail inquiries within 24 hours. We provide a toll-free telephone line for customer orders. We believe that providing a high level of customer support free of charge is necessary to retain our current customers and to acquire new ones.

Web Site Operations and Technology

We have transitioned our Web site from a Silicon Graphics server to Sun enterprise class servers. Moreover, we are replacing our current database engine with an Oracle 8 database engine. Oracle has contracted to provide us with software and support to meet the changes expected in our Web environment. They have also agreed to provide us with their Context search engine. We are replacing our flat file content management systems with Vignette's StoryServer
4.2. We perform tape back-ups for all systems daily; however, we do not currently have backup servers in place to continue service if we experience a major hardware failure.

Hoover's Online is hosted by IXC Communications. IXC provides comprehensive technical facilities management, including continuous monitoring services, multiple high volume access lines to the Internet, uninterrupted power supply, generator, security and protection from disaster. We are currently establishing a backup system to be hosted by GTE. By establishing IXC as our primary hosting facility and GTE as our backup hosting facility, we expect to reduce the risk of service failure and expand our ability to handle increased traffic.

After these changes, Hoover's Online will maintain its same "look and feel." The upgrades are intended to facilitate expanded service offerings on Hoover's Online. The hardware upgrades should decrease processing time, and will enable us to handle an increased number of visitors.

Competition

Many Web sites compete for the attention and spending of businesspeople and advertisers, particularly in the business information area. We expect this competition to continue to increase. We compete for subscribers, visitors, advertisers and content providers with many types of companies, such as:

- tiered Web sites focused on business, such as The Wall Street Journal Interactive Edition;

- providers of company information, such as Dun & Bradstreet, MarketGuide and Standard & Poor's;

- providers of proprietary business information, such as Bloomberg Business News, Dow Jones and Reuters News Service;

- business information aggregators, such as Dialog, LEXIS-NEXIS and OneSource;

- consumer-oriented Web sites, such as Excite and Lycos; and

- other Web sites with a business orientation or a business channel.

We also compete with a number of organizations with whom we have strategic relationships.

Our ability to compete depends on many factors, including:

- the originality, timeliness, comprehensiveness and trustworthiness of our content and that of our competitors;

- the cost of our services compared to our competitors;

- the ease of use of services developed either by us or our competitors;

- the usefulness of our tools;

- the attractiveness of the demographic characteristics of our audience; and

- the effectiveness of our sales and marketing efforts.

Government Regulation

We are subject, both directly and indirectly, to various laws and governmental regulations relating to our business. There are currently few laws or regulations directly applicable to commercial online services or the Internet. However, due to increasing popularity and use of commercial online services and the Internet, it is possible that a number of laws and regulations may be adopted with respect to commercial online services and the Internet. These laws and regulations may cover issues including, for example, user privacy, pricing and characteristics and quality of products and services. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues including, for example, property ownership, libel and personal privacy, is uncertain and could expose us to substantial liability. Any new legislation or regulation or the application of existing laws and regulations to the Internet could have a material and adverse effect on our business, results or operations and financial condition. In Texas, sales of goods over the Internet are taxed the same as sales of personal property through traditional channels.

As our services are available over the Internet anywhere in the world, multiple jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of those jurisdictions. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. It is possible that state and foreign governments might also attempt to regulate our transmissions of content on our Web site or on the Web sites of others or prosecute us for violations of their laws. We cannot assure you that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate these laws or that these laws will not be modified, or new laws enacted, in the future.

Intellectual Property

Our proprietary database of company information is copyrighted. To protect our rights to intellectual property, we rely on a combination of copyright law, trademark, trade secret protection, confidentiality agreements and other contractual arrangements with our clients, strategic relationships and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have registered a number of our trademarks in the United States, and we have pending U.S. applications for other trademarks. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. In addition, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claims that we have violated a patent or infringed a copyright, trademark or other proprietary rights belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially and adversely affect our business, results of operations and financial condition. We incorporate licensed third party technology in some of our services. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. We cannot assure you that these provisions will be adequate to protect us from infringement claims. The loss or inability to obtain or maintain any of these technology licenses could result in delays in the introduction of new services.

Human Resources

As of March 31, 1999, we employed 162 full-time employees, consisting of 31 in sales and marketing and customer service, 98 in editorial, 10 in administration and 23 in technology, operations and support. In addition, we employ free-lance business writers and editors. As we continue to grow and introduce more products, we expect to hire more personnel, particularly in the areas of product development and technology. None of our current employees are represented by a labor union. We believe that our relationship with our employees are good. Competition for qualified personnel in our industry is intense.

Properties

We are headquartered in Austin, Texas. Our principal facility consists of approximately 23,000 square feet and covers two floors at 1033 La Posada Drive. The lease for this facility will expire on April 30, 2001. We currently anticipate that we will require additional space in the next 12 months as we hire more personnel. We believe that suitable additional space will be available on commercially reasonable terms to accommodate expansion of our operations.

Legal Proceedings

We are not currently subject to any material legal proceedings.

                                   Management

Executive Officers and Directors

The following table sets forth certain information concerning the executive officers and directors of Hoover's:


-------------------------------------------------------------------------------------------------------------------------
Name                                    Age  Position with the Company
-------------------------------------------------------------------------------------------------------------------------
Patrick J. Spain+.............          47   Chairman of the Board, Chief Executive Officer and President
Carl G. Shepherd..............          46   Executive Vice President and Chief Operating Officer
Elisabeth DeMarse.............          44   Executive Vice President, Content, Strategy and Acquisitions
Lynn Atchison.................          39   Senior Vice President, Finance and Chief Financial Officer
Gordon T. Anderson............          35   Vice President, Editor-in-Chief
Thomas M. Ballard.............          41   Vice President, Technology and Chief Information Officer
William R. Cargill............          32   Vice President, Marketing
George W. Howe................          44   Vice President, Sales
Jani Farlow Spede.............          31   Vice President, Advertising and E-commerce
Leslie A. Wolke...............          32   Vice President, Web Operations
William S. Berkley*...........          42   Director
Steven B. Fink................          48   Director
Alan Chai.....................          46   Director
Thomas J. Hillman+............          43   Director
Gary E. Hoover*...............          48   Director
Laurence J. Kirshbaum*........          54   Director
Stephen R. Zacharias+.........          49   Director


------------------------

*   Member of Compensation Committee.

+   Member of Audit Committee.

Patrick J. Spain has served as Hoover's Chairman of the Board since September 1994 and as Chief Executive Officer since 1993. Mr. Spain joined Hoover's within weeks of its founding in 1990 by his long-time friend and business partner Gary Hoover. Prior to joining Hoover's, Mr. Spain worked as an economic consultant, an in-house counsel for a high technology company, a real-estate developer, and as a mergers and acquisitions executive at a subsidiary of a FORTUNE 500 company. He holds a B.A. in Ancient History from the University of Chicago and a J.D. from Boston University.

Carl G. Shepherd has served as Hoover's Executive Vice President and Chief Operating Officer since June 1997. From August 1995 to June 1997, Mr. Shepherd served as Vice President, Business Development of Human Code, a software development company. From December 1992 to March 1995, Mr. Shepherd served as Chief Financial Officer of Hanley-Wood, a trade magazine publisher. Mr. Shepherd has held positions with both consumer and trade magazine publishers including TEXAS MONTHLY, BUILDER AND REMODELING and the DALLAS MORNING NEWS. Previously, Mr. Shepherd was a senior manager with Andersen Consulting's New York office. Mr. Shepherd holds a B.A. in Business Administration from Texas Christian University and a M.B.A. from the University of Texas.

Elisabeth DeMarse has served as Hoover's Executive Vice President, Content, Strategy and Acquisitions since April 1999. From February 1999 to April 1999, Ms. DeMarse was a consultant to Hoover's. From October 1998 to January 1999, Ms. DeMarse was a consultant to GTCR Golden Rauner, a private equity investment firm. From December 1988 to July 1998, Ms. DeMarse served as Vice President, Marketing and Business Development of Bloomberg, a financial information provider. From October 1985 to December 1988,

Ms. DeMarse served as a Vice President of Citicorp where she was responsible for business development. From June 1980 to June 1985, Ms. DeMarse served as Director of Marketing for Western Union, a provider of communications services. Ms. DeMarse holds a B.A. from Wellesley College and a M.B.A. from Harvard Business School.

Lynn Atchison has served as Hoover's Chief Financial Officer and Vice President, Finance and Administration since May 1996. Ms. Atchison was promoted to Senior Vice President, Finance in March 1999. From November 1993 to April 1996, Ms. Atchison served as Chief Financial Officer of Travelogix, a provider of travel ticketing systems software. Prior to that, Ms. Atchison worked for Trilogy Development, a provider of sales automation software, and worked for eight years as a certified public accountant with Ernst & Young. Ms. Atchison holds a B.B.A. in Accounting from Stephen F. Austin State University.

Gordon T. Anderson has served as Hoover's Vice President, Editor-in-Chief since May 1998. From August 1996 to May 1998, Mr. Anderson served as Vice President, Content of Planet Direct, an Internet service company and wholly owned subsidiary of CMG Information. From January 1989 to August 1996, Mr. Anderson co-founded and served as Editorial Director of Individual Investor Group, a media company. As editorial director there, he supervised the company's editorial operations which grew to include a Web site and two magazines, INDIVIDUAL INVESTOR and TICKER, an investment newsletter. Mr. Anderson holds a B.A. in U.S. History from the University of Pennsylvania.

Thomas M. Ballard has served as Hoover's Vice President, Technology and Chief Information Officer since October 1998. From March 1987 to July 1998, Mr. Ballard served as Vice President of Medianet/TradeOne, a subsidiary of Affiliated Computer Services, where he designed, developed and maintained systems to track marketing, advertising, and financial data for companies in the high tech industry. Mr. Ballard holds a B.A. in Computer Information Systems with emphasis on Business Management from Southwest Texas State University.

William R. Cargill has served as Hoover's Vice President, Marketing since April 1999. From October 1998 to March 1999, Mr. Cargill served as Hoover's Director of Subscriptions and from January 1998 to September 1998 he served as Director, Strategic Planning and Analysis. From July 1995 to January 1998, Mr. Cargill held positions as Senior Editor, Marketing Analyst and Writer at Hoover's. From June 1994 to April 1995, Mr. Cargill was a foreign exchange broker for Compwell Financial, a brokerage firm. Mr. Cargill holds a B.A. in Mathematics and English from Vanderbilt University and a M.B.A. from the University of Texas.

George W. Howe has served as Hoover's Vice President, Sales since January 1999. From March 1997 to December 1988, Mr. Howe served as Vice President, Products for Standard & Poor's, a provider of business information. From January 1993 to February 1997, Mr. Howe served as Vice President, Western Region for Standard & Poor's. While employed by Standard & Poor's, Mr. Howe supervised sales of client-based solutions in the Equity Security, Compustat and Debt Rating areas. Mr. Howe also supervised the Investor Relations Products Group's successful launch of new products, incorporating content from Nasdaq Bulletin Boards and Canadian companies. Mr. Howe holds a B.A. in political science from Duke University.

Jani Farlow Spede has served as Hoover's Vice President, Advertising and E-commerce since March 1999. From December 1996 to March 1999, Ms. Spede served as Hoover's Vice President, Marketing and Communications. From January 1996 to December 1996, Ms. Spede served as Hoover's Director, Corporate Communications and from September 1995 to January 1996, served as Hoover's Publicity Manager. She directs strategic alliances and customer service for Hoover's. Prior to joining Hoover's, Ms. Spede directed online strategic planning and coordinated publicity and community affairs for Shands Hospital at the University of Florida. Ms. Spede holds a B.S. in English from Ball State University.

Leslie A. Wolke has served as a Vice President since February 1998 and as Vice President, Web Operations since May 1999. From November 1996 to January 1998, Ms. Wolke served as Hoover's Director, Business Development. From August 1995 to October 1996, she served as Hoover's Brand Manager, and from May 1995 to July 1995, she served as Hoover's Online Production Manager. Prior to joining Hoover's, Ms. Wolke served as Production Manager for Intelliquest, Inc., a market research firm, and for The Technology Research Group, Inc., a management consulting firm. Ms. Wolke received a B.A. in Art History from The University of Chicago.

William S. Berkley has served as a director of Hoover's since 1991. Mr. Berkley has served as President and Chief Executive Officer of Tension Envelope, a paper products company, since 1981. Mr. Berkley holds a B.A. in History from Colorado College and a M.B.A. from The Amos Tuck School of Business.

Alan Chai has served as a director of Hoover's since December 1990. Mr. Chai has served as Senior Technology Analyst of Shott Capital Management, LLC, a private equity firm, since May 1997 where he specializes in the analysis of Internet companies. Mr. Chai joined Hoover's in 1990 and served in a number of officer positions, including Vice President, until 1995 and served as a part-time Senior Contributing Editor until December 1998. Until February 1999, Mr. Chai served as a director of TravelFest Superstores, a travel-related superstore founded by Gary Hoover in 1994. Mr. Chai holds a B.A. in Business from the University of Chicago, a M.B.A. in Finance and Marketing from the University of Chicago and a M.B.A. in International Business from Catholic University of Leuven, Belgium.

Steven B. Fink has served as a director of Hoover's since June 1999. Mr. Fink has served as Vice Chairman of Knowledge Universe since January 1995 and serves as an officer or director of other privately-held affiliates of Knowledge Universe. From December 1993 to December 1996, Mr. Fink served as Vice President of MC Group, a business consulting firm. From 1989 to December 1993, Mr. Fink served as President of East West Capital, an investment firm. Mr. Fink is a director of Nextera Enterprises, a publicly-held business consulting firm, and Spring Group PLC, a publicly-held business consulting firm.

Thomas J. Hillman has served as a director of Hoover's since December 1992. Mr. Hillman has served as President and Chief Executive Officer of Fresh Fish, a seafood retailer, since January 1986. Since May 1998, Mr. Hillman has served as a board member of Amerindia, a travel tour operator. From January 1991 to January 1998, Mr. Hillman served as a director and vice president of Rainforest Acqualoture Products, a seafood producer. From July 1990 to November 1997, Mr. Hillman served as Chairman of the Board of National Equity, a mortgage origination and finance company. Mr. Hillman holds a B.A. in Economics from Washington University.

Gary E. Hoover is the founder of Hoover's and has been a member of the board of directors since Hoover's inception in February 1990. From February 1990 to September 1994, Mr. Hoover served as Hoover's Chairman of the Board of Directors and from February 1990 to December 1992, served as Hoover's Chief Executive Officer. Since January 1994, Mr. Hoover has served as Chairman of the board of directors and Chief Executive Officer of TravelFest Superstores, a travel-related superstore that he founded. In 1982, Mr. Hoover founded Bookstop, a book superstore, and later sold the company to Barnes & Noble. Since 1995, Mr. Hoover has also been a professional speaker on entrepreneurialism. Mr. Hoover holds a B.A. in Economics from the University of Chicago.

Laurence J. Kirshbaum has served as a director of Hoover's since March 1994. Mr. Kirshbaum has served as Chairman and Chief Executive Officer of Time Warner Trade Publishing, a wholly-owned subsidiary of Time Warner, since June 1996. From April 1984 to June 1996, Mr. Kirshbaum served as President and Chief Executive Officer of Warner Books, a trade book publisher and wholly-owned subsidiary of Time Warner Trade Publishing. Mr. Kirshbaum serves as a director for Engineering Animation, a publicly-held provider of software tools for three dimensional design and animation. Mr. Kirshbaum holds a B.A in English from the University of Michigan.

Stephen R. Zacharias has served as a director of Hoover's since September 1997. Mr. Zacharias has served as Treasurer of Media General, a publicly-held communications company, since January 1993. Mr. Zacharias holds a B.S. in Commerce from the University of Virginia.

Board of Directors and Committees

Our board of directors is currently composed of eight members. Each director holds office until the next annual meeting of the stockholders or until his successor is duly elected and qualified. Our certificate of incorporation and bylaws provide that, beginning with the first annual meeting of stockholders following the closing of this offering, the board of directors will be divided into three classes, with each class serving staggered, three-year terms.

The board of directors has created a compensation committee and an audit committee. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The members of the compensation committee are Messrs. Berkley, Hoover and Kirshbaum. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of audits and other accounting-related services and reviews and evaluates Hoover's internal control functions. The members of the audit committee are Messrs. Hillman, Spain and Zacharias.

Director Compensation

In fiscal 1999, each member of our board of directors, except Mr. Spain, received a warrant to purchase 7,500 shares of common stock at an exercise price of $4.33 per share. These warrants expire in December 2007. Warrants entitled to be received by Messrs. Kirshbaum and Zacharias were issued to Warner Books and Media General respectively. In addition, each director was reimbursed for his reasonable out-of-pocket expenses incurred in connection with attending meetings of the board of directors. Mr. Fink became a director of Hoover's in June 1999 and, therefore, did not receive any director compensation in fiscal 1999.

We anticipate that, for an undetermined period following the offering, our directors will not be paid any fees or cash compensation for service as members of the board of directors or any committee thereof, but will be reimbursed for any reasonable out-of-pocket expenses incurred in connection with attending meetings of the board of directors and any committees thereof. In addition, directors who are not employees of Hoover's will annually receive automatic grants of non-qualified options to purchase 1,875 shares of common stock under our 1999 Stock Incentive Plan. Non-employee directors will also receive an option to purchase 6,750 shares of common stock upon consummation of this offering and each non-employee who first joins our board of directors after this offering will receive an option to purchase 6,750 shares of common stock upon joining the board.

Limitation of Liability and Indemnification Matters

Our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. Prior to consummation of this offering, we intend to obtain additional directors' and officers' liability insurance and expect to enter into indemnification agreements with all of our directors and executive officers. In addition, our certificate of incorporation limits the liability of our directors to us or our stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law.

Compensation Committee Interlocks and Insider Participation

Our board's compensation committee consists of Messrs. Berkley, Hoover and Kirshbaum. No member of the compensation committee serves as an officer or employee of Hoover's. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

Employment Contracts

Our officers serve at the discretion of the board of directors. We do not presently have an employment contract in effect with any of our officers.

Executive Compensation

SUMMARY COMPENSATION TABLE. The following table sets forth the compensation earned by our Chairman of the Board, Chief Executive Officer and President and our Executive Vice President and Chief Operating Officer, whom we refer to as the named executive officers, for services rendered in all capacities to us during the fiscal year ended March 31, 1999. No other employees received salary and bonus in excess of $100,000 during the fiscal year ended March 31, 1999. The salaries of Messrs. Spain and Shepherd exclude certain perquisites and other benefits which did not exceed 10% of that individual's total salary and bonus.

                                                                  --------------------------------------------------
                                                                                                          Long-Term
                                                                                                        Compensation
                                                                                  Annual Compensation        Shares
                                                                                 ---------------------   Underlying
Name and Principal Positions                                      Fiscal Year        Salary      Bonus      Options
                                                                  -------------  ----------  ---------  ------------
Patrick J. Spain ...............................................         1999    $  144,236  $  25,000       75,000
  CHAIRMAN OF THE BOARD,
  CHIEF EXECUTIVE OFFICER AND
  PRESIDENT
Carl G. Shepherd ...............................................         1999    $   97,694  $  12,000      106,500
  EXECUTIVE VICE PRESIDENT AND
  CHIEF OPERATING OFFICER

OPTION GRANTS IN FISCAL 1999. The following table sets forth information concerning stock options granted to each of the named executive officers during the year ended March 31, 1999. No stock appreciation rights were granted to these individuals.

                                  -------------------------------------------------------------------------------------
                                                                                                 Potential Realizable
                                                                                                         Value
                                                                                                of Assumed Annual Rates
                                   Number of                                                        of Stock Price
                                  Securities     % of Total                                        Appreciation for
                                  Underlying   Options Granted                                       Options Term
                                     Options   to Employees in    Exercise Price   Expiration   -----------------------
Name                                 Granted    Fiscal Year          Per Share           Date           5%          10%
                                  -----------  -----------------  ---------------  -----------  -----------  ----------
Patrick J. Spain................      75,000           11.1%         $    4.33        6/24/08    $ 204,307   $  517,753
Carl G. Shepherd................     106,500           15.8               4.33        6/24/08      290,116      735,211

During the year ended March 31, 1999, we granted employees, including Messrs. Spain and Shepherd, options to purchase 674,400 shares of common stock under the 1996 Stock Option Plan. Shares underlying options generally vest ratably over a three- to four-year period. Each option expires on the earlier of ten years from the date of grant or six months from termination of the optionee's employment with us.

The amount shown as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

YEAR-END OPTION EXERCISES IN FISCAL 1999 AND MARCH 31, 1999 OPTION VALUES. The following table shows the number of shares covered by both exercisable and unexercisable stock options held by the named executive officers as of the year ended March 31, 1999, and the values for exercisable and unexercisable options. Options are in-the-money if the market value of the shares covered thereby is greater than the option exercise price. This calculation is based on the assumed initial public offering price of $13.00 per share, less the exercise price. Messrs. Spain and Shepherd did not acquire any shares of common stock through exercise of stock options in fiscal 1999.

                                                 -------------------------------------------------

                                                   Number of Securities
                                                  Underlying Unexercised    Value of Unexercised
                                                   Options at March 31,    In-the-Money Options at
                                                           1999                March 31, 1999
                                                 ------------------------  -----------------------
Name                                             Exercisable  Unexercisable Exercisable Unexercisable
                                                 -----------  -----------  ----------  -----------
Patrick J. Spain...............................     350,715       99,285   $4,011,915   $1,037,135
Carl G. Shepherd...............................      42,600      170,400      397,600   2,073,200

Stock Option Plans

PREDECESSOR STOCK OPTION PLANS. Our board of directors has adopted and our stockholders have approved the 1990 Stock Option Plan, the 1992 Stock Option Plan, the 1995 Stock Option Plan and the 1996 Stock Option Plan. These stock option plans provide for the awards of incentive stock option and non-qualified stock options to our directors, officers and employees. Our board of directors administers each of the option plans. Employee options generally vest ratably over a three- to four-year period commencing with the date of grant and expire ten years after the date of grant, unless terminated earlier.

1999 STOCK INCENTIVE PLAN. The 1999 Stock Incentive Plan is intended to serve as the successor equity incentive plan to our existing stock option plans. The 1999 plan became effective on June 8, 1999 upon adoption by the board of directors and approval by the stockholders. Common stock has initially been authorized for issuance under the 1999 plan in the amount of 2,979,645. This initial share reserve is comprised of the 2,195,895 shares which remained available for issuance under predecessor plans on the effective date of the 1999 plan plus an additional increase of 783,750 shares. In addition, the share reserve will automatically be increased on the last trading day of January each calendar year, beginning in January 2000, by a number of shares equal to two percent of the total number of shares of common stock outstanding on the first trading day of the immediately preceding calendar year, but no such annual increase shall exceed 375,000 shares. However, in no event may any one participant in the 1999 plan receive option grants or direct stock issuances for more than 375,000 shares in the aggregate per calendar year.

Outstanding options under our prior option plans have been incorporated into the 1999 plan, and no further option grants will be made under these plans. The incorporated options will continue to be governed by their existing terms, unless the plan administrator elects to extend one or more features of the 1999 plan to those options. However, except as otherwise noted below, the outstanding options under the predecessor stock option plans contain substantially the same terms and conditions summarized below for the discretionary option grant program in effect under the 1999 plan.

The 1999 plan is divided into five separate components:

1. the discretionary option grant program under which eligible individuals in our employ or service, including officers, non-employee board members and consultants, may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price determined by the plan administrator;

2. the stock issuance program under which such individuals may, in the plan administrator's discretion, be issued shares of common stock directly, though the purchase of such shares at a price determined by the plan administrator or as a bonus tied to the performance of services;

3. the salary investment option grant program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special below-market stock option grants;

4. the automatic option grant programs under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

5. the director fee option grant program pursuant to which the non-employee board members may apply a portion of the annual retainer fee, if any, otherwise payable to them in cash each year to the acquisition of special below-market option grants.

The discretionary option grant program and the stock issuance program will be administered by the compensation committee of the board. The compensation committee, as plan administrator, will have complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the U.S. federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The administration of the salary investment option grant program, the automatic option grant program and the director fee option grant program will be self-executing in accordance with the express provisions of each program.

The exercise price for the shares of common stock subject to option grants made under the 1999 plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more participants in the 1999 plan in connection with their acquisition of shares, by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the option exercise price and or direct issue price plus any associated withholding taxes incurred in connection with such acquisition.

In the event of an acquisition of Hoover's, whether by merger or asset sale or a sale by the stockholders of more than 50% of the total combined voting power of Hoover's stock recommended by the board, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation or otherwise continued will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The plan administrator will have the authority under the discretionary option grant program to provide that the shares subject to options granted under that program will automatically vest:

1. upon an acquisition of Hoover's, whether or not those options are assumed or continued;

2. upon a hostile change in control of Hoover's effected through a successful tender offer for more than 50% of our outstanding voting stock or by proxy contest for the election of board members; or

3. in the event the individual's service is terminated, whether involuntarily or through a resignation for good reason, within a designated period, not to exceed 18 months, following an acquisition in which those options are assumed or otherwise continued in effect or a hostile change in control.

The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions. Options currently outstanding under the predecessor plans will accelerate either at the time of an acquisition or a change in control.

In the event the plan administrator elects to activate the salary investment option grant program for one or more calendar years, each executive officer and other highly compensated employee of Hoovers selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. In return, the individual will automatically be granted, on the first trading day in the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of our common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of the common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant will be equal to the salary reduction amount. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting upon certain changes in the ownership or control of Hoovers.

Stock appreciation rights are authorized for issuance under the discretionary option grant program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from Hoover's equal to the excess of (1) the fair market value of the vested shares of common stock subject to the surrendered option over (2) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of common stock. There are currently no outstanding stock appreciation rights under the predecessor plans.

The plan administrator has the authority to effect the cancellation of outstanding options under the discretionary option grant program, including options incorporated from the predecessor plans, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

Under the automatic option grant program, each individual who is serving as a non-employee member of the board on the date the underwriting agreement for this offering is executed will receive at that time an option grant for 6,750 shares of common stock with a exercise price equal to the price per share at which the common stock is to be sold in the offering. Each individual who first joins the board after the effective date of the offering as a non-employee board member will also receive an option grant for 6,750 shares of common stock at the time of his or her commencement of board service. In addition, at each annual stockholders meeting, beginning with the 2000 annual meeting, each individual who is to continue to serve as a non-employee board member will receive an option grant to purchase 1,875 shares of common stock, whether or not such individual has been in the prior employ of Hoover's.

Each automatic grant will have an exercise price equal to the fair market value per share of common stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of board service. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase, at the option exercise price paid per share, should the optionee's service as a non-employee board member cease prior to vesting in the shares. The 6,750 share grant will vest in three equal and successive annual installments over the optionee's period of board service. Each additional 1,875 share grant will vest upon the optionee's completion of one year of board service measured from the grant date. However, each outstanding option will immediately vest upon (1) certain changes in the ownership or control of Hoover's or (2) the death or disability of the optionee while serving as a board member.

Under the director fee option grant program, each non-employee board member may elect to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant.

The option grant will automatically be made on the first trading day in January for the year for which the election is to be in effect. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the total spread on the option, the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares, will be equal to the portion of the retainer fee subject to the election. The option will become exercisable for the option shares in a series of 12 successive equal monthly installments upon the optionee's completion of each month of board service during the calendar year of the option grant and will be subject to full and immediate vesting upon certain changes in the ownership or control of Hoover's.

The board may amend or modify the 1999 plan at any time, subject to any required stockholder approval. The 1999 plan will terminate no later than June 8, 2009.

Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan was adopted by the board of directors and approved by the stockholders on June 8, 1999. The purchase plan is designed to allow our eligible employees and employees of participating subsidiaries to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions under the purchase plan. A reserve of 150,000 shares of common stock has been established for this purpose.

The purchase plan will be implemented in a series of successive offering periods, each with a maximum duration of 12 months. However, the initial offering period will begin on the date the underwriting agreement is executed in connection with this offering and will end on the last business day in July 2000. The next offering will commence on the first business day in August 2000, and subsequent offering periods will commence as designated by the plan administrator.

Individuals who are eligible employees on the start date of any offering period may enter the purchase plan on that start date or on any subsequent semi-annual entry date, February 1 or August 1 each year. Individuals who become eligible employees after the start date of the offering period may join the purchase plan on any subsequent semi-annual entry date within that period.

Payroll deductions may not exceed 15% of the participant's base salary for each semi-annual period of participation, and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date, the last business day in January and July each year, at a purchase price per share not less then 85% of the lower of (1) the fair market value of the common stock on the participant's entry date into the offering period or (2) the fair market value on the semi-annual purchase date. In no event, however, may any participant purchase more than 600 shares on any one semi-annual purchase date, nor may all participants in the aggregate purchase more than 75,000 shares on any one semi-annual purchase date. Should the fair market value of the common stock on any semi-annual purchase date be less than the fair market value of the common stock on the first day of the offering period, then the current offering period will automatically end and a new offering period will begin, based on the lower fair market value.

The board may amend or modify the purchase plan following any semi-annual purchase date. The purchase plan will terminate on the last business day in July 2009, unless sooner terminated by the board.

                              Certain Transactions

Media General

In September 1997, Media General purchased 900,000 shares of common stock for aggregate consideration of $3.3 million. As part of that transaction, we also sold Media General two warrants for $600,000 per warrant. The first warrant was exercisable for up to 750,000 shares of common stock at an exercise price of $4.00 per share, expiring July 15, 1999. Media General exercised this warrant in March 1999. The second warrant is exercisable for up to 750,000 shares of common stock at an exercise price of $4.67 per share, expiring July 15, 2000. Until June 2002, Media General has agreed that it and its affiliates will not directly or indirectly acquire beneficial ownership, or voting control over, more than 49% of our common stock. Mr. Zacharias, Treasurer of Media General, is a member of our board of directors. Mr. Zacharias serves on the board of directors pursuant to a stock purchase agreement between Media General and us that requires us to elect one person nominated by Media General to our board of directors. This requirement will terminate upon consummation of this offering.

In June 1996, we entered into a distributor agreement with Media General Financial Services, a wholly-owned subsidiary of Media General. Under this agreement, Media General Financial Services has licensed their financial data to us. We integrate that financial data into our products and services.

Under a contract with Media General Financial Services dated June 1, 1996, we agreed to pay Media General and Data Downlink Corporation (1) a percentage of the net advertising revenues, as defined, realized from our StockScreener service and (2) a percentage of the net revenues generated by any non-advertising based component of StockScreener. We paid Media General Financial Services an aggregate of $274,000 under both this agreement and the distributor agreement in fiscal 1999 and $134,000 in fiscal 1998. The parties amended these contracts effective June 1, 1999 to provide for Media General's delivery of additional data under similar revenue sharing terms.

Warner Books

In February 1999, Warner Books exercised warrants to purchase 885,000 shares of our common stock at an exercise price of $1.50 per share, for an aggregate consideration of $1,327,500. The warrants were originally issued in connection with the purchase by Warner Books of shares of our common stock in February 1994. As part of the original issuance, as subsequently amended, Warner Books has agreed that until June 2002, it and its affiliates will not directly or indirectly acquire beneficial ownership of, or voting control over, more than 49% of our common stock. Mr. Kirshbaum, Chairman and Chief Executive Officer of Time Warner Trade Publishing, the parent company of Warner Books, is a member of our board of directors. Mr. Kirshbaum serves on the board of directors pursuant to a stock purchase agreement between Warner Books and us that requires us to elect one person nominated by Warner Books to our board of directors. This requirement will terminate upon the consummation of this offering. As of June 1, 1999, Warner Books transferred all Hoover's common stock and warrants held by it to its wholly owned subsidiary, Warner Books Multimedia Corp.

Knowledge Universe

On June 11, 1999, we sold an aggregate of 1,022,727 shares of our common stock to Knowledge Net Holdings, L.L.C. an indirect subsidiary of Knowledge Universe, L.L.C. and Nextera Enterprises, Inc., a company controlled by Knowledge Universe, for an aggregate purchase price of $7.4 million. Mr. Fink serves on the board of directors pursuant to a stock purchase agreement between Knowledge Net Holdings and us that requires us to elect one person nominated by Knowledge Net Holdings to our board of directors. This requirement will terminate upon consummation of this offering. Knowledge Net Holdings has agreed that, until June 2002, it and its affiliates will not directly or indirectly, unless approved by our disinterested directors, acquire beneficial ownership of, or voting control over, more than 49% of our common stock. We concurrently entered into an agreement with Knowledge Net Holdings pursuant to which it will purchase from us at fair value at least $2.0 million of various services, which may include advertising on our Web site, sponsorship of feature or content areas of our Web site, licensing of our company or industry information and/or enterprise subscriptions.

Registration Rights

We have granted registration rights to a number of our stockholders, including Media General, Warner Books, Knowledge Net Holdings and Messrs. Berkley, Chai, Hillman and Hoover. Stockholders with registration rights may require us to register their shares of common stock if we register the common stock of any of our stockholders in an underwritten public offering, unless shares are registered on Form S-8. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration. Stockholders must pay expenses related to the registration and distribution of their shares of common stock.

Future Transactions

All future related-party transactions will be required to be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board, and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

                             Principal Stockholders

This table sets forth, on a pro forma basis as of March 31, 1999 to reflect our sale of common stock in the June 1999 transactions, information regarding the beneficial ownership of our outstanding common stock, both before this offering and immediately following this offering by:

- each person who is known by us to own beneficially more than five percent of our outstanding common stock;

- each director and each of our named executive officers; and

- all directors and executive officers as a group.


The following calculations of the percentage of outstanding shares are based on 8,172,587 shares of common stock outstanding on a pro forma basis as of March 31, 1999 and assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of common stock subject to options and warrants that are presently exercisable or exercisable within 60 days of March 31, 1999 are deemed to be outstanding and beneficially owned by the person holding such option or warrant for the purpose of computing the percentage of ownership of that person, but they are not deemed outstanding for the purpose of computing the percentage of any other person.


Unless otherwise noted, each of the persons listed below has sole voting and investment power with respect to his, her or its shares.

                                                                   -----------------------------------------------------

                                                                                          Percentage of Common Stock
                                                                   Number of Shares           Beneficially Owned
                                                                     Beneficially     ----------------------------------
Name and Address of Beneficial Owner                                        Owned     Before Offering    After Offering
                                                                   -----------------  -----------------  ---------------
Warner Books, Inc. ..............................................       2,616,780(1)           30.6%             22.0%
  Time & Life Building
  1271 Avenue of the Americas
  New York, New York 10020
Media General, Inc. .............................................       2,415,000(2)           27.0              19.7
  333 Grace Street
  Richmond, Virginia 23219
Knowledge Universe, L.L.C. ......................................       1,022,727(3)           12.5               8.8
  844 Moraga Drive
  Los Angeles, California 94049
Patrick J. Spain.................................................         427,635(4)            5.0               3.6
Carl G. Shepherd.................................................          44,100(5)          *                 *
William S. Berkley...............................................         332,743(6)            4.0               2.8
Alan Chai........................................................         183,255(7)            2.2               1.6
Steven B. Fink...................................................              --                --                --
Thomas Hillman...................................................         198,682(8)            2.4               1.7
Gary E. Hoover...................................................          79,440(9)          *                 *
Laurence Kirshbaum ..............................................              --                --                --
Stephen R. Zacharias ............................................              --                --                --
All directors and executive officers as a group (17 persons).....       1,366,730(10)          15.2              11.1

------------------------

*  Less than one percent.

(1) Includes 375,000 shares of common stock issuable upon exercise of currently exercisable warrants. Subsequent to March 31, 1999, all such common stock and warrants were transfered to such stockholder's wholly owned subsidiary, Warner Books Multimedia Corp.

(2) Includes 765,000 shares of common stock issuable upon exercise of currently exercisable warrants.

(3) The shares held by such stockholder are held of record by its indirect subsidiaries, Knowledge Net Holdings, L.L.C. and Nextera Enterprises, Inc.

(4) Includes 350,715 shares of common stock issuable upon exercise of stock options which are exercisable within 60 days.

(5) Includes 42,600 shares of common stock issuable upon exercise of stock options which are exercisable within 60 days.

(6) Includes 15,000 shares of common stock issuable upon exercise of stock options which are exercisable within 60 days and 48,825 shares of common stock issuable upon exercise of currently exercisable warrants. This number also includes 75,984 shares of common stock held by Tension Envelope, Corp. Mr. Berkley is President and Chief Executive Officer of Tension Envelope.

(7) Includes 102,300 shares of common stock issuable upon exercise of stock options which are exercisable within 60 days and 22,500 shares of common stock issuable upon exercise of currently exercisable warrants.

(8) Includes 15,000 shares of common stock issuable upon exercise of stock options which are exercisable within 60 days and 37,425 shares of common stock issuable upon exercise of currently exercisable warrants. This number also includes 57,845 shares of common stock held by JMT Fund, Inc. and 30,879 shares held by the Hillman Family Partnership.

(9) Includes 15,900 shares of common stock issuable upon exercise of stock options which are exercisable within 60 days and 60,000 shares of common stock issuable upon exercise of currently exercisable warrants.

(10)  See notes (4) through (9).

                          Description of Capital Stock

Upon completion of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share, issuable in series. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulate voting rights with respect to the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, conversion or other rights to subscribe for additional securities of Hoover's. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

On a pro forma basis as of March 31, 1999 to reflect our sale of common stock in the June 1999 transactions, there were outstanding 8,172,587 shares of common stock, options to purchase 2,125,650 shares of common stock and warrants to purchase 1,636,020 shares of common stock. Upon completion of this offering, 11,422,587 shares of common stock will be outstanding on a pro forma basis, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants after March 31, 1999.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Hoover's. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock. We have no present plan to issue any shares of preferred stock.

Warrants


We have warrants outstanding for the purchase of 1,636,020 shares of our common stock with a weighted average exercise price of $3.91 per share. Warrants may be partially exercised or exercised in full upon payment to us of the exercise price stated on the face of the warrant. Warrants are adjusted for any stock dividend, stock split or reverse stock split that we may effect. If we undertake a reorganization, recapitalization, consolidation or merger, warrant holders will have the right to purchase the number of securities that the warrant holder would have been able to receive had the warrant holder been a common stock holder immediately prior to the reorganization, recapitalization, consolidation or merger. Warrant holders have also been granted registration rights, as described below, for all common stock they own. We have agreed to indemnify our warrant holders for any liability they may incur as a result of our breach of their warrant agreement.

Registration Rights

We have granted registration rights to a number of our stockholders holding approximately 7,442,250 shares of our common stock in the aggregate. Stockholders with registration rights may require us to register their shares of common stock if we register the common stock of any of our stockholders in an underwritten public offering, unless shares are registered on Form S-8. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration. Stockholders must pay expenses related to the registration and distribution of their shares of common stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

DELAWARE ANTI-TAKEOVER STATUTE. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an "interested stockholder," did own, 15% or more of the corporation's voting stock.

CERTIFICATE OF INCORPORATION. On June 8, 1999, our stockholders approved certain amendments to the certificate of incorporation to provide, effective upon the consummation of this offering:

- for the authorization of the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof;

- that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing;

- for a classified board of directors; and

- that vacancies on the board of directors, including newly created directorships, may be filled by a majority of the directors then in office.

BYLAWS. On May 4, 1999, our board of directors approved certain amendments to our bylaws to provide that, effective upon the consummation of this offering:

- special meetings of our stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or a majority of the members of the board of directors; and

- our directors may be removed only for cause.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Hoover's. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of Hoover's. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of Hoover's. These provisions may also have the effect of preventing changes in our management.

Transfer Agent and Registrar

We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "HOOV." The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, and its address is 2 Broadway, New York, New York 10004.

                        Shares Eligible for Future Sale

Prior to the offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that these sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of the offering, after giving effect to our sale of 1,231,862 shares of common stock in the June 1999 transactions and assuming no exercise of stock options after March 31, 1999, there will be an aggregate of 11,422,587 shares of our common stock outstanding. The 3,250,000 shares offered by this prospectus, or 3,737,500 shares if the underwriters' option is exercised in full, will be freely transferable without restriction or limitation under the Securities Act of 1933, as amended, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 8,172,587 shares outstanding upon completion of the offering will be "restricted securities" within the meaning of Rule 144 under the Securities Act, and are subject to restrictions under the Securities Act.

Our directors, officers and security holders holding in the aggregate 7,368,664, of our shares have agreed not to sell, offer for sale, or otherwise dispose of any of our common stock for a period of 150 days from the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. In addition, during the 150-day period, we have agreed not to file any registration statement with respect to our common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of J.P. Morgan Securities Inc. Beginning 150 days after the date of this prospectus, approximately 5,126,325 of the restricted shares will become available for sale in the public market, subject to the volume and other limitations of Rule 144.

In general, under Rule 144, as currently in effect, a person, or persons whose shares are required to be aggregated, who owns shares that were purchased from us or any of our affiliates at least one year previously, is entitled to sell in brokers transactions or to market makers, within any three-month period commencing 90 days after the date of this prospectus, the number of shares of common stock that does not exceed the greater of (1) one percent of the number of then outstanding shares, approximately 116,351 shares immediately after the offering, or (2) the average weekly reported trading volume during the four calendar weeks preceding the date on which the required notice of sale is filed with the SEC. Sales under Rule 144 are generally subject to the availability of current public information about Hoover's. Any person, or persons whose shares are aggregated, who owns shares that were purchased from us or any of our affiliates at least two years previously and who has not been an affiliate of ours at any time during the 90 days preceding the sale, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations or manner of sale, public information or notice requirements of Rule 144.

Any of our employees, officers, directors or consultants who have purchased or were awarded shares or options to purchase shares pursuant to a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell such shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell such shares without complying with the public information, volume and notice provisions of Rule 144. Rule 701 is available for our option holders as to all 228,900 shares issued pursuant to the exercise of options granted prior to this offering.

After the offering, Hoover's intends to file a registration statement on Form S-8 to register all of the shares of common stock reserved for issuance under our stock incentive plans and not eligible for sale under Rule 701. Accordingly, shares issued upon exercise of such options will be freely tradeable by holders who are not our affiliates and, subject to the volume and other limitations of Rule 144, by holders who are our affiliates.

                                  Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities Inc., Lehman Brothers Inc., Volpe Brown Whelan & Company, LLC and Wit Capital Corporation are acting as representatives, have severally agreed to purchase, and Hoover's has agreed to sell to them, the respective number of shares of common stock set forth opposite their names below.

                                                              -------------
                                                                Number of
Underwriters                                                     Shares
                                                              -------------
J.P. Morgan Securities Inc..................................
Lehman Brothers Inc.........................................
Volpe Brown Whelan & Company, LLC...........................
Wit Capital Corporation.....................................

                                                              -------------
  Total.....................................................    3,250,000
                                                              -------------
                                                              -------------

The underwriters are offering the common stock subject to their acceptance of the common stock and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to purchase shares of common stock are subject to receipt of an opinion of their counsel and other conditions. If any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares, other than the shares covered by the over-allotment option described below, must be purchased.

The underwriters propose initially to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $           per share. The underwriters may allow, and such dealers may
reallow, a concession not in excess of $           per share to certain other
dealers. After the initial public offering of the common stock, the offering price and other selling terms may be changed from time to time by the underwriters.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered.


We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 487,500 additional shares of common stock, on the same terms and conditions as set forth on the cover page hereof. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of shares of common stock offered hereby. If the underwriters' option is exercised in full, the total price to public
would be $               .

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Hoover's. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.



                                                                                      Full
                                                                      No Exercise   Exercise
                                                                      -----------  -----------
Per Share...........................................................   $            $
Total...............................................................   $            $



Hoover's estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.00.


Hoover's and its officers, directors and holders of an aggregate of 7,368,664 shares of its common stock have agreed that, without the prior written consent of J.P. Morgan Securities, Inc., during the period beginning from the date of this prospectus and continuing to and including the date 150 days after the date of this prospectus they will not:

- offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities of Hoover's which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive common stock or any such substantially similar securities; or

- enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequences of ownership of common stock or any securities substantially similar to the common stock.

The restrictions described in this paragraph shall not apply to (1) the issuance of shares by Hoover's under its employee stock option or stock purchase plans,
(2) the grant by Hoover's of employee stock options, (3) the issuance of shares by Hoover's upon exercise of warrants outstanding on the date of this prospectus and (4) the issuance of common stock in connection with the transactions described in this prospectus.

The underwriters have reserved for sale, at the initial public offering price, shares of common stock for distribution by Wit Capital to its customers through the Internet. Shares in the offering will be allocated among customers of Wit Capital on a modified first-come, first-served basis.


The underwriters have reserved for sale, at the initial public offering price, shares of the common stock for some of our directors, officers, employees, friends and family who, after receiving a preliminary prospectus and a letter explaining Hoover's directed share program, have expressed an interest in purchasing such shares of common stock in the offering. These persons are expected to purchase, in the aggregate, not more than 10% of the common stock offered in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered hereby.


We have agreed to indemnify the underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Prior to the offering, there has been no public market for the common stock. The initial public offering price for the shares of common stock offered hereby will be determined by agreement between us and the underwriters. Among the factors considered in making such determination were the history of and the prospects for the industry in which we compete, an assessment of our management, our present operations, our historical results of operations and the trend of our revenues and earnings, the prospects for our future earnings, the general condition of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies. We cannot assure you that an active trading market will develop for our common stock or that our common stock will trade in the public market at or above the initial public offering price.

Wit Capital, a member of the National Association of Securities Dealers, Inc., will participate in the offering as one of the managing underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997. Since that time, Wit Capital has acted as an underwriter, e-Manager or selected dealer in over 70 public offerings, including 55 initial public offerings. As an e-manager for an offering, Wit Capital had primary responsibility for distribution of shares through the Internet for that offering. As a selected dealer in an offering, Wit Capital was a member of the selling group but not an underwriter in the offering. Except for its participation as co-manager of this offering and as described below, Wit Capital has no relationship with Hoover's or any of its founders or significant stockholders.


From time to time, in the ordinary course of their respective businesses, some of the underwriters and their affiliates have engaged in, and may in the future engage in, commercial and/or investment banking transactions with Hoover's. Wit Capital acted as financial advisor to Hoover's in connection with its June 1999 sale of common stock to NBC and the related execution of a content collaboration agreement. Wit Capital was paid $67,500 in cash and was issued 3,091 shares of Hoover's common stock as compensation for its services.


                                 Legal Matters

The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Austin, Texas and for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    Experts

Ernst & Young LLP, independent auditors, have audited our financial statements and schedule as of March 31, 1998 and 1999, and for each of the three years in the period ended March 31, 1999, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             Available Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in the registration statement. For further information about us and the shares of our common stock to be sold in this offering, please refer to this registration statement.

You may read and copy any contract, agreement or other document filed as an exhibit to our registration statement or any other information from our filings at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Securities and Exchange Commission, including our registration statement, are also available to you on the Securities and Exchange Commission's Web site, http://www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                 Hoover's, Inc.
                              Financial Statements

Report of Independent Auditors........................................................        F-2

Audited Financial Statements

Balance Sheets as of March 31, 1998 and 1999..........................................        F-3
Statements of Operations for the years ended March 31, 1997, 1998 and 1999............        F-4
Statements of Stockholders' Equity for the years ended March 31, 1997, 1998 and
  1999................................................................................        F-5
Statements of Cash Flows for the years ended March 31, 1997, 1998 and 1999............        F-6
Notes to Financial Statements.........................................................        F-7

                         Report of Independent Auditors

Board of Directors and Shareholders
Hoover's, Inc.

We have audited the accompanying balance sheets of Hoover's, Inc. as of March 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hoover's, Inc. at March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Austin, Texas
April 17, 1999,
except for the June 1999 stock split described in Note 2, as to which the date is June 8, 1999 and the reverse stock split described in Note 2, as to which the date is June 29, 1999

                                 Hoover's, Inc.

                                 Balance Sheets

                                                                                     ----------------------------

                                                                                              March 31,
                                                                                     ----------------------------

                                                                                              1998           1999
                                                                                     -------------  -------------
ASSETS
Current assets:
  Cash and cash equivalents........................................................  $   3,860,150  $   7,814,434
  Accounts receivable, less allowance for doubtful accounts of $34,133 and $32,886
   at March 31, 1998 and 1999, respectively........................................        700,148        866,103
  Receivable from stockholder......................................................        234,465             --
  Book inventory, less allowances for excess and obsolete inventory of $52,772 and
   $78,025 at March 31, 1998 and 1999, respectively................................        139,638         83,513
  Prepaid expenses and other current assets........................................         96,667         88,920
                                                                                     -------------  -------------
Total current assets...............................................................      5,031,068      8,852,970
Property, plant and equipment:
  Computer and office equipment....................................................        795,332      1,493,124
  Equipment under capital lease....................................................        164,672        147,028
  Furniture and fixtures...........................................................        253,620        344,723
                                                                                     -------------  -------------
                                                                                         1,213,624      1,984,875
  Less accumulated depreciation....................................................       (489,895)      (888,296)
                                                                                     -------------  -------------
                                                                                           723,729      1,096,579

Other assets.......................................................................         16,789        126,790
                                                                                     -------------  -------------
Total assets.......................................................................  $   5,771,586  $  10,076,339
                                                                                     -------------  -------------
                                                                                     -------------  -------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and commissions.................................................  $     209,028  $     460,128
  Accrued expenses.................................................................        551,849        693,554
  Current portion of long-term debt and capital leases.............................        196,045        376,578
  Deferred revenue.................................................................        647,567      1,618,000
                                                                                     -------------  -------------
Total current liabilities..........................................................      1,604,489      3,148,260

Bank term loan, less current portion...............................................         75,000         97,628
Obligations under capital leases, less current portion.............................         97,224         70,236
                                                                                     -------------  -------------
Total liabilities..................................................................      1,776,713      3,316,124

Stockholders' equity:
  Common stock, $.01 par value, 150,000,000 shares authorized, 5,220,975 and
   7,090,725 shares issued at March 31, 1998 and 1999, respectively................         52,210         70,907
  Additional paid-in capital.......................................................     10,301,394     18,066,854
  Unearned stock compensation......................................................             --     (2,763,999)
  Accumulated deficit..............................................................     (6,208,731)    (8,463,547)
  Treasury stock at cost--150,000 shares...........................................       (150,000)      (150,000)
                                                                                     -------------  -------------
Total stockholders' equity.........................................................      3,994,873      6,760,215
                                                                                     -------------  -------------
Total liabilities and stockholders' equity.........................................  $   5,771,586  $  10,076,339
                                                                                     -------------  -------------
                                                                                     -------------  -------------

SEE ACCOMPANYING NOTES.

                                 Hoover's, Inc.

                            Statements of Operations

                                                                        ------------------------------------------

                                                                                   Year ended March 31,
                                                                        ------------------------------------------

                                                                                1997           1998           1999
                                                                        ------------  -------------  -------------
Revenues:
  Online information sales............................................  $  1,192,193  $   2,696,254  $   6,764,024
  Advertising, sponsorship, e-commerce................................       514,124        504,019        960,938
  Advertising representation contract with related party..............            --        678,375             --
  CD-ROM and print....................................................     2,253,496      1,590,920      1,636,578
                                                                        ------------  -------------  -------------
Total revenues........................................................     3,959,813      5,469,568      9,361,540
  Provision for returns of print products.............................      (600,286)      (287,572)      (132,354)
                                                                        ------------  -------------  -------------
Net revenues..........................................................     3,359,527      5,181,996      9,229,186
  Cost of revenues....................................................     2,129,173      3,034,813      5,002,307
                                                                        ------------  -------------  -------------
Gross profit..........................................................     1,230,354      2,147,183      4,226,879

Expenses:
  Product development.................................................       200,623        390,638        565,936
  Sales and marketing.................................................       865,177      1,501,235      2,184,530
  General and administrative..........................................     1,037,458      2,125,455      3,401,777
  Non-cash compensation...............................................            --             --        450,603
                                                                        ------------  -------------  -------------
Total expenses........................................................     2,103,258      4,017,328      6,602,846
                                                                        ------------  -------------  -------------
Operating loss........................................................      (872,904)    (1,870,145)    (2,375,967)

Interest income ......................................................         4,888        129,397        177,149
Interest expense......................................................       (76,313)       (46,763)       (55,998)
                                                                        ------------  -------------  -------------
Net loss..............................................................  $   (944,329) $  (1,787,511) $  (2,254,816)
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------
Basic and diluted net loss per share..................................  $      (0.27) $       (0.39) $       (0.42)
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

SEE ACCOMPANYING NOTES.

                                 Hoover's, Inc.

                       Statements of Stockholders' Equity

                                   ---------------------------------------------------------------------------------------
                                   Shares of      Common    Additional     Unearned                                 Total
                                      Common       Stock       Paid-In        Stock   Accumulated   Treasury  Stockholders'
                                       Stock   Par Value       Capital  Compensation     Deficit       Stock       Equity
                                   ---------  -----------  -----------  ------------  -----------  ---------  ------------
Balance at March 31, 1996........  3,591,900   $  35,919   $ 3,993,390   $       --   ($3,476,891) $(150,000)  $  402,418
  Exercise of options............     10,500         105        10,395           --           --          --       10,500
  Exercise of warrants...........    214,605       2,146       283,994           --           --          --      286,140
  Conversion of debt.............     42,480         425       155,335           --           --          --      155,760
  Issuances of common stock......    204,540       2,045       693,370           --           --          --      695,415
  Net loss.......................         --          --            --           --     (944,329)         --     (944,329)
                                   ---------  -----------  -----------  ------------  -----------  ---------  ------------
Balance at March 31, 1997........  4,064,025      40,640     5,136,484           --   (4,421,220)   (150,000)     605,904
  Exercise of options............     24,900         249        33,051           --           --          --       33,300
  Exercise of warrants...........    232,050       2,321       848,529           --           --          --      850,850
  Issuances of common stock......    900,000       9,000     4,283,330           --           --          --    4,292,330
  Net loss.......................         --          --            --           --   (1,787,511)         --   (1,787,511)
                                   ---------  -----------  -----------  ------------  -----------  ---------  ------------
Balance at March 31, 1998........  5,220,975      52,210    10,301,394           --   (6,208,731)   (150,000)   3,994,873
  Exercise of options............    193,500       1,935       261,065           --           --          --      263,000
  Exercise of warrants...........  1,676,250      16,762     4,289,793           --           --          --    4,306,555
  Unearned stock compensation....         --          --     3,214,602   (3,214,602)          --          --           --
  Amortization of unearned stock
   compensation..................         --          --            --      450,603           --          --      450,603
  Net loss.......................         --          --            --           --   (2,254,816)         --   (2,254,816)
                                   ---------  -----------  -----------  ------------  -----------  ---------  ------------
Balance at March 31, 1999........  7,090,725   $  70,907   $18,066,854   $(2,763,999) ($8,463,547) $(150,000)  $6,760,215
                                   ---------  -----------  -----------  ------------  -----------  ---------  ------------
                                   ---------  -----------  -----------  ------------  -----------  ---------  ------------

SEE ACCOMPANYING NOTES.

                                 Hoover's, Inc.

                            Statements of Cash Flows

                                                                        ------------------------------------------
                                                                                   Year ended March 31,
                                                                        ------------------------------------------

                                                                                1997           1998           1999
                                                                        ------------  -------------  -------------
Operating activities
Net loss..............................................................  $   (944,329) $  (1,787,511) $  (2,254,816)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation........................................................        89,993        272,722        414,633
  Amortization of unearned stock compensation.........................            --             --        450,603
  Loss on sale and disposal of equipment..............................         4,409            360          1,411
  Changes in operating assets and liabilities:
    Accounts receivable...............................................        21,104       (557,358)        68,510
    Inventories.......................................................       (38,934)        91,443         56,125
    Prepaid expenses and other current assets.........................        (7,188)       (46,510)         7,747
    Other assets......................................................        93,762        197,869       (110,001)
    Accounts payable and commissions..................................      (146,121)       (69,261)       251,100
    Accrued expenses..................................................        98,047        265,011        141,705
    Deferred revenue..................................................        50,125        588,556        970,433
                                                                        ------------  -------------  -------------
Net cash used in operating activities.................................      (779,132)    (1,044,679)        (2,550)

Investing activities
Purchases of property, plant and equipment............................      (230,874)      (584,564)      (808,394)
Proceeds from sale of equipment.......................................         1,368             --         19,500
                                                                        ------------  -------------  -------------
Net cash used in investing activities.................................      (229,506)      (584,564)      (788,894)

Financing activities
Payments received on stock purchase receivables.......................       329,218             --             --
Payments on lines of credit from stockholders.........................       (50,000)      (350,000)            --
Proceeds from bank term loans.........................................       131,250        200,000        496,838
Payments on bank term loans...........................................            --        (93,750)      (286,710)
Payments on capital leases............................................       (11,454)       (22,449)       (33,955)
Net proceeds from capital stock transactions..........................     1,147,815      5,176,480      4,569,555
                                                                        ------------  -------------  -------------
Net cash provided by financing activities.............................     1,546,829      4,910,281      4,745,728

Increase in cash and cash equivalents.................................       538,191      3,281,038      3,954,284
Cash and cash equivalents at beginning of year........................        40,921        579,112      3,860,150
                                                                        ------------  -------------  -------------
Cash and cash equivalents at end of year..............................  $    579,112  $   3,860,150  $   7,814,434
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

SEE ACCOMPANYING NOTES.

                                 Hoover's, Inc.

                         Notes to Financial Statements

1. Organization and Significant Accounting Policies

Hoover's, Inc. ("Hoover's") creates, publishes and distributes high quality company and business information for business organizations, businesspeople and investment professionals. Hoover's publishes this information on the Internet through Hoover's Online and related sites, as well as through other third party online and Internet services. The core product is an online database of company and industry information on over 14,000 public and private enterprises worldwide. Hoover's also has a line of print products. Additionally, Hoover's sells advertising space on its various Internet sites.

CASH AND CASH EQUIVALENTS

Hoover's considers all highly liquid investments with a maturity of three months or less when purchased and money market mutual fund shares to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded net of an allowance for doubtful accounts. Hoover's customers are concentrated in the United States. Hoover's performs limited credit evaluations, generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of each customer, historical trends and other information. Credit losses have not been significant to date.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Hoover's depreciates property, plant and equipment using the straight line method over estimated useful lives of three to five years. Depreciation expense includes depreciation of assets acquired under capital leases.

REVENUE RECOGNITION

Online information sales are recognized as service is provided under the terms of online subscription and license agreements. Payments received in advance of providing services are recorded as deferred revenue and amortized into revenue over the term of the agreement.


Advertising revenues are recognized as impressions are delivered or ratably over the contract period based on the terms of the specific customer agreements, provided that no significant remaining obligations exist and collection of the resulting receivable is probable. If an agreement contains both a minimum contract period and a minimum impression guarantee, Hoover's recognizes revenue based on the lesser of the ratio of impressions delivered over the minimum impressions guaranteed or ratably over the contract period. Sponsorship revenues are generally recognized over the contract period and e-commerce revenues are generally recognized as sales are made by e-commerce partners, provided that no significant remaining obligations exist and collection of the resulting receivable is probable.


CD-ROM and print product revenues are recognized when goods are shipped to customers, when consignment inventory is sold by the consignee or upon shipment by Hoover's agent. At the time of sale an allowance for returns is established.

                                 Hoover's, Inc.

1. Organization and Significant Accounting Policies (Continued)
ADVERTISING COSTS

Hoover's expenses advertising costs as incurred. These expenses were approximately $174,000, $275,000 and $478,000 for the years ended March 31, 1997, 1998 and 1999, respectively.

COST OF REVENUES

Cost of revenues includes editorial costs, licensing of third-party content, hosting and communication services and advertising agency discounts.

PRODUCT DEVELOPMENT

Product development expenses primarily include personnel and consulting costs associated with the design, development and testing of Hoover's systems. Hoover's generally expenses product development expenses as incurred. Software development costs are required to be capitalized following establishment of technological feasibility. To date, costs meeting this criterion have been insignificant.

ACCOUNTING FOR STOCK-BASED COMPENSATION

As allowed by the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, Hoover's accounts for its stock compensation arrangements with employees under the provisions of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"). Hoover's has provided the pro forma and other disclosures required by SFAS No. 123.

SEGMENT INFORMATION

Effective April 1, 1998, Hoover's adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes standards for reporting financial information about operating segments and related disclosures about products and services, geographic areas and major customers in annual financial statements and requires reporting selected information about operating segments in interim financial reports. Hoover's does not believe it operates in more than one segment because the chief operating decision maker allocates resources and assesses the performance associated with business information services and other activities as a single segment.

NET LOSS PER SHARE

Hoover's computes net loss per share in accordance with SFAS No. 128, EARNINGS PER SHARE, and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding. Diluted net loss per share is computed by dividing net loss by the weighted average number of common shares and dilutive common share equivalents outstanding. Hoover's calculation of diluted net loss per share excludes shares of common stock issuable upon exercise of warrants and employee stock options because inclusion would be antidilutive.

                                 Hoover's, Inc.

1. Organization and Significant Accounting Policies (Continued)
Under SAB 98, all options, warrants or other potentially dilutive instruments issued for nominal consideration prior to the anticipated effective date of an initial public offering are required to be included in the calculation of basic and diluted net loss per share as if they were outstanding for all periods presented. Hoover's has not issued any such securities for nominal consideration.

Weighted average shares outstanding during the years ended March 31, 1997, 1998 and 1999 were 3,526,707, 4,569,038 and 5,314,092 respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES

Hoover's accounts for income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

RECLASSIFICATIONS

Reclassifications have been made to the 1997 and 1998 financial statements to conform with the 1999 presentation.

2. Capital Stock and Warrants

During the year ended March 31, 1997, Hoover's obtained short-term financing totaling $155,760 from certain stockholders which was converted later in the year to 42,480 shares of common stock and warrants to purchase 42,480 shares of common stock of Hoover's at an exercise price of $3.67 per share.

In March 1997, Hoover's completed a private placement of 204,540 shares of common stock and warrants to purchase 204,540 shares of common stock of Hoover's at an exercise price of $3.67 per share for net proceeds of approximately $695,000. Additionally, Hoover's granted warrants to purchase 37,500 shares of common stock with an exercise price of $2.00 per share and warrants to purchase 6,750 shares of common stock with an exercise price per share of $3.67 per share to a financial advisor.

In September 1997, Hoover's completed a private placement of 900,000 shares of common stock and warrants to purchase 1,500,000 shares of common stock of Hoover's (one half at an exercise price of $4.00 per share and one half at exercise price of $4.67 per share) for proceeds of $4,300,000 net of costs. Hoover's also granted warrants to purchase 40,500 shares of common stock with an exercise price of $3.67 per share to an investment advisor in conjunction with this transaction. At the same time, various warrant holders exercised existing warrants to purchase 232,050 shares of common stock for net proceeds of $851,000.

                                 Hoover's, Inc.

2. Capital Stock and Warrants (Continued)
In conjunction with the September 1997 private placement, stockholders were given additional limited rights of first refusal with respect to sales of Hoover's stock. In addition, Hoover's is now required to obtain approval from 70% of the stockholders before increasing the number of directors, issuing new stock, warrants or options (except for options already authorized under the existing Employee Stock Option Plans), selling or disposing of assets (except in the normal course of business) or merging into or consolidating with any other corporation. Changes to the Stockholders Agreement also included new provisions requiring board of directors consent for adopting capital and operating budgets, incurrence of indebtedness over $500,000 and for certain executive compensation arrangements or changes. The Stockholders Agreement terminates on its own terms upon consummation by Hoover's of an offer and sale of shares of its common stock in an initial public offering.

In December 1997, a stockholder waived certain first refusal and other rights, previously granted in conjunction with a private placement offering in 1994, in exchange for warrants to purchase 225,000 shares of common stock of Hoover's at an exercise price of $3.33 per share. Also during 1997, certain warrant holders exercised warrants previously issued to purchase 214,605 shares of common stock of Hoover's at an exercise price of $1.33 per share and were issued new warrants to purchase 332,520 shares of common stock of Hoover's at an exercise price of $3.33 per share. Additionally, Hoover's granted warrants to purchase 105,000 shares of common stock with an exercise price of $3.33 per share to members of the board of directors.

In December 1997, Hoover's effected a ten-for-one split of the common stock. All share and per share amounts in the financial statements and accompanying notes have been restated to reflect the ten-for-one stock split.


In February 1999, a warrant holder exercised warrants to purchase 885,000 shares of common stock for proceeds of $1,327,500. In March 1999, a warrant holder exercised warrants to purchase 750,000 shares of common stock for proceeds of $3,000,000. In September 1998, Hoover's granted warrants to purchase 82,500 shares of common stock with exercise prices of $4.33 per share to members of the board of directors for past service.


In June 1999, the stockholders approved an increase in authorized common stock, allowing Hoover's to effect a two-for-one split of the common stock which was approved by the board of directors in May 1999. All share and per share amounts in the financial statements and accompanying notes have been restated to reflect this stock split.

Also in June 1999, the stockholders approved a .75-for-one reverse split of the common stock. All share and per share amounts in the financial statements and accompanying notes have been restated to reflect this reverse stock split.

                                 Hoover's, Inc.

2. Capital Stock and Warrants (Continued)
At March 31, 1998 and 1999, the following warrants to purchase shares of common stock were outstanding and exercisable, primarily to existing stockholders:

                                                                     ------------------------
                                                                         Shares Issuable
                                                                          Upon Exercise
                                                                     ------------------------

                                                                            1998         1999
                                                                     -----------  -----------
Expire June, 2000, price $1.33 per share...........................       97,500       56,250

Expire March, 1999, price $1.50 per share..........................      885,000           --

Expire December, 2001, price $2.00 per share.......................       37,500       37,500

Expire December, 2000, price $3.33 per share.......................      662,520      662,520

Expire March, 2002, price $3.67 per share..........................        6,750        6,750

Expire September, 2002, price $3.67 per share......................       40,500       40,500

Expire July, 1999, price $4.00 per share...........................      750,000           --

Expire December, 2007, price $4.33 per share.......................           --       82,500

Expire July, 2000, price $4.67 per share...........................      750,000      750,000
                                                                     -----------  -----------

                                                                       3,229,770    1,636,021
                                                                     -----------  -----------
                                                                     -----------  -----------

In general, the exercise prices of the warrants is to be adjusted only for capital restructures and stock splits, and not for subsequent sales of Common Stock. The weighted average exercise price of warrants outstanding at March 31, 1999 was $3.91. The weighted average fair value of warrants granted during the year ended March 31, 1999, all to board of directors members, was $4.33.

                                 Hoover's, Inc.

3. Stock Options and Transactions

Hoover's has adopted several incentive and non-qualifying stock option plans to grant options to key employees, board members and other individuals and has reserved a total of 4,069,215 shares of Common Stock for issuance under those plans and the outstanding warrants. Stock options generally vest over three to four years and have terms up to ten years. Information on stock option activity is as follows:

                                                                 ------------------------------
                                                                   Number of  Weighted Average
                                                                      Shares  Exercise Price
                                                                 -----------  -----------------
Total options outstanding at March 31, 1996....................      941,250      $    1.00
  Options granted..............................................      343,950           2.00
  Options forfeited............................................      (65,250)          1.47
  Options exercised............................................      (10,500)          1.00
                                                                 -----------          -----

Total options outstanding at March 31, 1997....................    1,209,450           1.26
  Options granted..............................................      532,500           3.73
  Options forfeited............................................      (24,600)          2.00
  Options exercised............................................      (24,900)          1.34
                                                                 -----------          -----

Total options outstanding at March 31, 1998....................    1,692,450           2.03
  Options granted..............................................      674,400           4.65
  Options forfeited............................................      (47,700)          3.60
  Options exercised............................................     (193,500)          1.36
                                                                 -----------          -----

Total options outstanding at March 31, 1999....................    2,125,650      $    2.88
                                                                 -----------          -----
                                                                 -----------          -----

The following is a summary of options outstanding and exercisable as of March 31, 1999:

                              -----------------------------------------------------------------------------------------
                                              Outstanding                                   Exercisable
                              -------------------------------------------   -------------------------------------------
                                Number of           Weighted-                 Number of           Weighted-
                                   Shares             Average   Weighted-        Shares             Average   Weighted-
                               Subject to           Remaining     Average    Subject to           Remaining     Average
Range of                          Options    Contractual Life    Exercise       Options    Contractual Life    Exercise
Exercise Prices               Outstanding          (in years)       Price   Exercisable          (in years)       Price
                              -----------   -----------------   ---------   -----------   -----------------   ---------
$1.00.......................     720,750           3.6            $1.00        720,750           3.6            $1.00
$2.00.......................     261,750           9.0             2.00        183,225           9.0             2.00
$3.67-4.33..................     928,650           9.2             4.01        209,700           9.2             3.76
$4.67-5.66..................     214,500           9.2             5.40             --            --               --
                              -----------          ---          ---------   -----------          ---          ---------
                               2,125,650           7.3            $2.88      1,113,675           5.6            $1.69
                              -----------          ---          ---------   -----------          ---          ---------
                              -----------          ---          ---------   -----------          ---          ---------

Of the stock options granted to employees during the year ended March 31, 1999 for 674,400 shares of common stock, 214,500 had exercise prices below the deemed fair market value of the underlying shares of common stock on the date of grant. As a result, Hoover's recorded unearned stock compensation of $3,214,602

                                 Hoover's, Inc.

3. Stock Options and Transactions (Continued) of which $450,603 was amortized to non-cash compensation during the year ended March 31, 1999. The remaining unearned compensation will be recognized as non-cash compensation over the remaining vesting period of the options of approximately 4 years.

Pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if Hoover's had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a minimum value option pricing model with the following assumptions:

                                                                 -------------------------------

                                                                      Year ended March 31,

                                                                 -------------------------------
                                                                      1997       1998       1999
                                                                 ---------  ---------  ---------
Risk-free interest rate........................................    6.5%       6.5%        6%
Weighted-average expected life of the options..................    4 years    4 years    4 years
Dividend rate..................................................     0%         0%         0%
Assumed volatility.............................................     0%         0%         0%
Weighted average fair value of options granted:
  Exercise price equal to fair value of stock on date of
   grant.......................................................       $.65       $.87     $  .92
  Exercise price less than fair value of stock on date of
   grant.......................................................         --         --     $16.14

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. Hoover's pro forma information follows:

                                                  -------------------------------------------

                                                             Year ended March 31,

                                                  -------------------------------------------
                                                           1997           1998           1999
                                                  -------------  -------------  -------------
Pro forma stock-based compensation expense......  $      73,000  $     205,000  $     487,000
Pro forma net loss..............................     (1,017,329)    (1,992,511)    (2,291,213)
Pro forma basic and diluted net loss per share..           (.29)          (.44)          (.43)

Option valuation models incorporate highly subjective assumptions. Because changes in the subjective assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of Hoover's employee stock options. Because the determination of fair value of all employee stock options granted after such time as Hoover's becomes a public entity will include an expected volatility factor and because, for pro forma disclosure purposes, the estimated fair value of Hoover's employee stock options is treated as if amortized to expense over the options' vesting period, the effects of applying SFAS No. 123 for pro forma disclosures are not necessarily indicative of future amounts.

4. Income Taxes

At March 31, 1999, Hoover's had federal net operating loss carryforwards of approximately $7,400,000. The net operating loss carryforwards will expire at various dates beginning in 2005, if not utilized. Utilization of the

                                 Hoover's, Inc.

4. Income Taxes (Continued)
net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Hoover's deferred taxes at March 31, are as follows:


                                                                 ----------------------------
                                                                          1998           1999
                                                                 -------------  -------------
Deferred tax assets:
  Capitalized costs............................................  $      49,592  $       4,514
  Tax loss carryforwards.......................................      2,045,035      2,752,588
  Reserves for sales and inventory.............................         90,647         62,321
  Accrued expenses and other...................................         50,447         69,676
                                                                 -------------  -------------
Net deferred tax asset.........................................      2,235,721      2,889,099
Valuation allowance for net deferred tax asset.................     (2,235,721)    (2,889,099)
                                                                 -------------  -------------
Net deferred taxes.............................................  $          --  $          --
                                                                 -------------  -------------
                                                                 -------------  -------------



Hoover's has established a valuation allowance to offset its deferred tax assets because Hoover's historical operating results indicate it is more likely than not that the net deferred tax assets will not be realized because of uncertainties regarding Hoover's ability to generate sufficient taxable income during the carryforward period to utilize the net operating loss carryforwards. The valuation allowance increased by approximately $654,000 during the year ended March 31, 1999.


Hoover's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34% to loss before income taxes as a result of the following:

                                                                    -------------------------------
                                                                         Year ended March 31,
                                                                    -------------------------------

                                                                         1997       1998       1999
                                                                    ---------  ---------  ---------
Federal statutory rate............................................      (34.0)%     (34.0)%     (34.0)%
State taxes, net of federal benefit...............................       (3.0)      (3.0)      (2.4)
Non-cash compensation expense.....................................         --         --        6.8
Other.............................................................        0.6        0.7        0.6
Change in valuation allowance.....................................       36.4       36.3       29.0
                                                                    ---------  ---------  ---------
                                                                          0.0%       0.0%       0.0%
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

                                 Hoover's, Inc.

5. Lease Commitments

Hoover's has entered into a noncancelable operating lease for office space. Future minimum payments due under this lease and subsequent amendments are as follows for each of the years ending March 31:

2000.............................................................  $ 349,320
2001.............................................................    352,379
2002.............................................................     29,386
                                                                   ---------
                                                                   $ 731,085
                                                                   ---------
                                                                   ---------

Rent expense for the years ended March 31, 1997, 1998 and 1999 totaled $121,935, $253,507 and $354,129, respectively.

Hoover's leases certain telephone and computer equipment under long term capital leases and has the option to purchase the assets at the end of the lease term. The telephone and computer equipment are included in property, plant and equipment in the balance sheet and related amortization is included in depreciation expense. At March 31, 1999, future minimum lease payments under these capital leases are as follows:

2000.............................................................  $  33,696
2001.............................................................     32,368
2002.............................................................     31,872
2003.............................................................     19,595
                                                                   ---------
                                                                     117,531

Less amount representing interest................................    (20,717)
                                                                   ---------
Net present value................................................     96,814
Less current portion.............................................     26,578
                                                                   ---------
Long-term capital lease obligations..............................  $  70,236
                                                                   ---------
                                                                   ---------

6. Short-Term Borrowings--Stockholders

Until March 31, 1999, Hoover's had a $300,000 line of credit agreement with a stockholder. There were no amounts outstanding under this line of credit at March 31, 1998 or 1999. Borrowings accrued interest at prime plus 2% and were collateralized by any trade accounts receivable due from that stockholder. During the years ended March 31, 1997 and 1998, Hoover's incurred approximately $31,000 and $9,000, respectively, of interest expense under this line of credit. Hoover's also maintained a $100,000 line of credit agreement with a group of stockholders. There were no amounts outstanding under this line of credit at March 31, 1998 or 1999. All stockholder lines of credit were terminated effective March 31, 1999.

7. Bank Obligations

At March 31, 1999, Hoover's has a $550,000 term loan, a $200,000 term loan and a $150,000 revolving line of credit with a bank. The term loans bear interest at prime plus 1.50% and the revolving line of credit bears interest at prime plus 1.25%. At March 31, 1998 and 1999, there were no borrowings outstanding under the line of credit, and $237,500 and $447,628, respectively, outstanding under the term loans. The term loans

                                 Hoover's, Inc.

7. Bank Obligations (Continued)
require monthly payments of $29,167 principal, plus interest and mature in 2000. The bank obligations are collateralized by Hoover's receivables, inventory and property, plant and equipment. The carrying value of the bank obligations approximates fair value as the interest rates are variable.

8. Related Party Transactions

In March 1997, Hoover's entered into an Advertising Representation/Strategic Alliance Agreement with a stockholder. The agreement provided that the stockholder would be the exclusive agent for sales of advertising on Hoover's Online and related sites. Under the agreement, Hoover's would receive a percentage of revenue sold, subject to certain minimums. This agreement was amended effective October 1, 1997 to release the stockholder as Hoover's agent, but continued to require minimum payments through December 31, 1997. Hoover's recognized revenue of approximately $678,000 under this agreement during the year ended March 31, 1998. At March 31, 1998, approximately $235,000 of Hoover's accounts receivable were due from this stockholder, which was received during the year ended March 31, 1999.

Hoover's purchases certain information included in its databases from a subsidiary of a stockholder. Hoover's paid approximately $134,000 and $274,000 during the years ended March 31, 1998 and 1999 respectively, for this information.

During 1999, Hoover's invested $50,000 in a company from which Hoover's purchases information. Hoover's has reported this investment in other assets on the cost basis. Hoover's paid $64,000 during the year ended March 31, 1999 for information purchased from that company.

Hoover's had outstanding amounts payable of approximately $28,000, $7,000 and $33,000 at March 31, 1997, 1998 and 1999, respectively, to a vendor who is also a stockholder.

In 1995, Hoover's entered into an exclusive five-year trade book distribution agreement in the United States and Canada with a stockholder. Hoover's ceased producing new trade books during the year ended March 31, 1998. Effective December 31, 1998, Hoover's ceased distributing trade books under this agreement. There were no amounts due from the stockholder under the terms of this agreement at March 31, 1998 or 1999.

9. Defined Contribution Plan

Hoover's sponsors a 401(k) defined contribution plan covering substantially all employees meeting service and eligibility requirements. Hoover's matches employee contributions, limited to the lesser of 50% of the employee contribution or $500. Participants vest immediately in employee contributions and over 4 years in Hoover's contributions. Hoover's matching contribution was $16,000 and $52,000 during the years ended March 31, 1998 and 1999. Hoover's also pays the expenses of the plan which are insignificant.

                                 Hoover's, Inc.

10. Geographic Information and Significant Customers

Revenues for the year ended March 31 were as follows:

                                                    ----------------------------------------
                                                            1997          1998          1999
                                                    ------------  ------------  ------------
United States.....................................  $  3,882,702  $  5,348,362  $  8,736,905
Foreign countries.................................        77,111       121,206       624,635
                                                    ------------  ------------  ------------
Total.............................................  $  3,959,813  $  5,469,568  $  9,361,540
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------

Hoover's considers online subscriber revenues as domestic revenues because these products are delivered from property located and information gathered within the United States. Revenues from foreign countries above represent online license agreements with customers located outside the United States and shipments of print products, primarily the United Kingdom. Hoover's has no property, plant or equipment located outside the United States. No customer accounted for more than 10% of Hoover's revenues during the years ended March 31, 1997, 1998 or 1999.


Online information sales are comprised of the following:



                                                    ----------------------------------------
                                                            1997          1998          1999
                                                    ------------  ------------  ------------
Individual subscriptions..........................  $    251,099  $  1,224,452  $  3,481,429
Enterprise subscriptions..........................        27,790       239,167     1,302,500
Licenses..........................................       913,304     1,232,635     1,980,095
                                                    ------------  ------------  ------------
                                                    $  1,192,193  $  2,696,254  $  6,764,024
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------


11. Subsequent Events

On April 1, 1999, Hoover's granted options to purchase 52,500 shares of common stock with an exercise price of $5.66 per share to an employee. The deemed fair value of the underlying shares of common stock on the date of grant was $14.57 per share. Hoover's recorded unearned compensation not reflected in these financial statements of $468,000 in connection with the grant which will be recognized as non-cash compensation over the 4 year vesting period.

                                    PART II
                     Information Not Required in Prospectus

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.


SEC registration fee.............................................  $  14,547
NASD filing fee..................................................      5,733
Nasdaq National Market listing fee...............................     90,000
Printing and engraving expenses..................................    150,000
Legal fees and expenses..........................................    300,000
Accounting fees and expenses.....................................    150,000
Blue sky fees and expenses.......................................      5,000
Transfer agent fees..............................................      7,000
Miscellaneous....................................................     27,720
                                                                   ---------
  Total..........................................................  $ 750,000
                                                                   ---------
                                                                   ---------


Item 14.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Hoover's may and, in certain cases, must be indemnified by Hoover's against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Hoover's. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Hoover's, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Section 14 of Hoover's certificate of incorporation, as amended, provides that no director of Hoover's shall be liable to Hoover's or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Section 14 of Hoover's certificate of incorporation, as amended, also provides that Hoover's shall indemnify to the fullest extent permitted by Delaware law any and all of its directors and officers, or former directors and officers, or any person who may have served at Hoover's request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

Reference is made to Section 7 of the underwriting agreement filed as Exhibit
1.1 hereto, pursuant to which the Underwriters have agreed to indemnify officers and directors of Hoover's against certain liabilities under the Securities Act.

Hoover's has entered into Indemnification Agreements with each director of Hoover's, a form of which is filed as Exhibit 10.6 to this Registration Statement. Pursuant to such agreements, Hoover's will be obligated, to the extent permitted by applicable law, to indemnify such directors against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors of Hoover's or assumed certain responsibilities at the direction of Hoover's. Hoover's also intends to purchase directors and officers liability insurance in order to limit its exposure to liability for indemnification of directors and officers.

Item 15.  Recent Sales of Unregistered Securities.

Since April 1, 1996, we have issued unregistered securities to a limited number of people as described below. These issuances were deemed exempt from registration under the Securities Act in reliance of Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act. The following share and dollar amounts are adjusted to reflect a 10-for-1 split in December 1997, a 2-for-1 split in May 1999 and a 0.75-for-1 split of our common stock to be effective prior to the closing of this offering.

1. In October 1996, we issued and sold 10,500 shares of common stock to a former director for an aggregate purchase price of $10,500 pursuant to his exercise of stock options granted by us. Hoover's issued the stock under a written compensatory stock option plan and in reliance on Rule 701 promulgated under the Securities Act.

2. In December 1996, we issued and sold 90,000 shares of common stock to Warner Books, Inc., 9,945 shares to Thomas J. Hillman, 17,550 shares to William S. Berkley and 97,110 shares of common stock to non-affiliate stockholders for an aggregate purchase price of $286,140 pursuant to his exercise of warrants issued by us. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares.

3. In December 1996, we issued warrants exercisable for 135,000 shares of common stock to Warner Books, Inc., 14,918 shares to Thomas J. Hillman, 26,325 shares to William S. Berkley and 486,277 shares of common stock to non-affiliate stockholders at an exercise price of $3.33 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these warrants.

4. In December 1996, we issued a warrant exercisable for 37,500 shares of common stock to Patricof & Co. at an exercise price of $2.00 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of this warrant.

5. In February 1997, we issued and sold 14,280 shares of common stock to Warner Books, Inc., 22,485 to William S. Berkley, 2,865 to Patrick J. Spain, 1,425 to Thomas Hillman and 1,425 shares of common stock to an existing non-affiliate stockholder pursuant to their conversion of $155,760 of convertible debt. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares.

6. In February 1997, we issued warrants exercisable for 14,280 shares of common stock to Warner Books, Inc., 22,485 to William S. Berkley, 3,933 to Patrick
    J. Spain, 1,425 to Thomas Hillman and 1,425 shares of common stock to an existing non-affiliate stockholder at an exercise price of $3.67 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these warrants.

7. In March 1997, we issued and sold 204,540 shares of common stock to Infoseek Corporation for an aggregate purchase price of $749,980 and issued and sold it a warrant exercisable for 204,540 shares of common stock at an exercise price of $3.67 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these securities.

8. In March 1997, we issued a warrant exercisable for 6,750 shares of common stock to Patricof & Co. at an exercise price of $3.67 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of this warrant.

9. In July 1997, we issued and sold 12,750 shares of common stock to employees for an aggregate purchase price of $12,750 pursuant to their exercise of options issued by us. Hoover's issued the stock under a written compensatory stock option plan and in reliance on Rule 701 promulgated under the Securities Act.

10. In September 1997, we issued and sold 55,485 shares of common stock to William S. Berkley, 34,455 shares to Thomas J. Hillman, 2,865 to Patrick J. Spain, 1,500 shares to Carl G. Shepherd, 750 shares to Lynn Atchison and 136,995 shares to other non-affiliate stockholders for an aggregate purchase price of $850,850 pursuant to their exercise of warrants issued by us. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares.

11. In September 1997, we issued and sold 900,000 shares of common stock to Media General for an aggregate purchase price of $3.3 million and issued it a warrant exercisable for 750,000 shares of common stock at an exercise price of $4.00 per share and a warrant exercisable for 750,000 shares of common stock at an exercise price of $4.67 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these securities.

12. In September 1997, we issued warrants exercisable for 40,500 shares of common stock to Patricof & Co. at an exercise price of $3.67. We relied upon
    Section 4(2) of the Securities Act in connection with the issuance of these warrants.

13. In October 1997, we issued and sold 2,400 shares of common stock to an employee for an aggregate purchase price of $4,800 pursuant to the exercise of options issued by us. Hoover's issued the stock under a written compensatory stock option plan and in reliance on Rule 701 promulgated under the Securities Act.

14. In March 1998, we issued and sold 9,750 shares of common stock to employees for an aggregate purchase price of $15,750 share pursuant to their exercise of options issued by us. Hoover's issued the stock under a written compensatory stock option plan and in reliance on Rule 701 promulgated under the Securities Act.

15. In April 1998, we issued and sold 6,000 shares of stock to employees for an aggregate purchase price of $6,000 pursuant to their exercise of options issued by us. Hoover's issued the stock under a written compensatory stock option plan and in reliance on Rule 701 promulgated under the Securities Act.

16. In July 1998, we issued and sold 12,000 shares of common stock to Gary Hoover and 48,450 shares of common stock to employees for an aggregate purchase price of $87,650 pursuant to their exercise of options issued by us. Hoover's issued the stock under a written compensatory stock option plan and in reliance on Rule 701 promulgated under the Securities Act.

17. In September 1998, we issued and sold 68,250 shares of common stock to employees for an aggregate purchase price of $88,250 pursuant to their exercise of options issued by us. Hoover's issued the stock under a written compensatory stock option plan and in reliance on Rule 701 promulgated under the Securities Act.

18. In September 1998, we issued warrants exercisable for 15,000 shares of common stock to each of Media General and Warner Books, warrants exercisable for 7,500 shares of common stock to each of William S. Berkley, Alan Chai, Gary Hoover and Thomas J. Hillman, and warrants exercisable for 22,500 shares in the aggregate, to three prior members of our board of directors. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these warrants.

19. In October 1998, we issued and sold 6,000 shares of common stock to Gary Hoover and 31,500 shares of common stock to employees for an aggregate purchase price of $53,500 pursuant to their exercise of options issued by us. Hoover's issued the stock under a written compensatory stock option plan and in reliance on Rule 701 promulgated under the Securities Act.

20. In December 1998, we issued and sold 15,000 shares of common stock to Alan Chai for an aggregate purchase price of $15,000 pursuant to his exercise of options issued by us. Hoover's issued the stock under a written compensatory stock option plan and in reliance on Rule 701 promulgated under the Securities Act.

21. During January 1999, we issued and sold 18,750 shares of common stock to Gary Hoover for an aggregate purchase price of $25,000 pursuant to his exercise of warrants issued by us. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares.

22. During February 1999, we issued and sold 885,000 shares of common stock to Warner Books, Inc. for an aggregate purchase price of $1,327,500 pursuant to its exercise of warrants issued by us. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares.

23. In March 1999, we issued and sold 6,300 shares of common stock to an employee for an aggregate purchase price of $12,600 pursuant to their exercise of options issued by us. Hoover's issued the stock under a written compensatory stock option plan and in reliance on Rule 701 promulgated under the Securities Act.

24. During March 1999, we issued and sold 750,000 shares of common stock to Media General, Inc. for an aggregate purchase price of $3,000,000 pursuant to its exercise of warrants issued by us. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares.

25. In April 1999 we issued and sold 8,400 shares of common stock to an employee for an aggregate purchase price of $16,800 pursuant to her exercise of options issued by us. Hoover's issued the stock under a written compensatory plan and in reliance on Rule 701 promulgated by the Securities Act.

26. In May 1999 we issued and sold 8,400 shares of common stock to employees for an aggregate purchase price of $33,600 pursuant to their exercise of options issued by us. Hoover's issued the stock under a written compensatory plan and in reliance on Rule 701 promulgated by the Securities Act.

27. In May 1999 we issued and sold 15,000 shares of common stock to Thomas J. Hillman, 15,000 shares to William S. Berkley, and 22,500 shares to another stockholder for an aggregate purchase price of $52,500 pursuant to their exercise of options issued by us. Hoover's issued the stock under a written compensatory plan and in reliance on Rule 701 promulgated by the Securities Act.

28. In May 1999 we issued and sold 22,500 shares of common stock to Thomas J. Hillman, 22,500 shares to William S. Berkley, and 40,050 shares to another stockholder for an aggregate purchase price of $306,000 pursuant to their exercise of warrants issued by us. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares.

29. In June 1999, we issued and sold 206,044 shares of common stock to National Broadcasting Company, Inc. for an aggregate purchase price of $1,500,003.96, or $7.28 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares.

30. In June 1999, we issued and sold 971,591 shares of common stock to Knowledge Net Holdings, L.L.C. for an aggregate purchase price of $7,077,065, or $7.28 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares.

31. In June 1999, we issued and sold 3,091 shares of common stock to Wit Capital Corporation for services rendered as financial advisor. We relied upon
    Section 4(2) of the Securities Act in connection with the issuance of these shares.

32. In June 1999, we issued and sold 51,136 shares of common stock to Nextera Enterprises, Inc. for an aggregate purchase price of $370,637, or $7.28 per share. We relied upon Section 4(2) of the Securities Act in connection with the issuance of these shares.

33. We have from time to time granted stock options to employees. The following table sets forth information regarding these grants.

                                                                                           Number    Exercise Price
                                                                                          of Shares     Per Share
                                                                                          ---------  ---------------
April 1, 1996 through March 31, 1997....................................................    343,950          2.00
April 1, 1997 through November 31, 1997.................................................    436,500          3.67
December 1, 1997 through March 31, 1998.................................................    148,500          4.00
June 1998...............................................................................    407,400          4.33
December 1998...........................................................................     57,000          4.67
January 1999............................................................................    157,500          5.66
April 1999..............................................................................     52,500          5.66
June 1999...............................................................................    238,500         *

------------------------
*   Price equal to initial public offering price in this offering.

Item 16.  Exhibits and Financial Statement Schedules.

(a) Exhibits.


   1.1**   Form of Underwriting Agreement by and among Hoover's, Inc. and the Underwriters.
   3.1**   Form of Amended and Restated Certificate of Incorporation of Hoover's, Inc., as amended
   3.3**   Form of Amended and Restated Bylaws of Hoover's, Inc., as amended.
   4.1**   Specimen certificate for shares of common stock.
   4.3**   Form of Warrant
   5.1**   Opinion of Brobeck, Phleger & Harrison LLP
  10.1**   Amendment No. 1 to Stock Purchase Agreement dated as of June 25, 1999 by and between
             Hoovers, Inc. and Media General, Inc.
  10.2**   Amended Restated Stock Purchase Agreement dated June   , 1999, by and between Hoover's,
             Inc. and Warner Books, Inc.
  10.3+    Distributor Agreement dated June 1, 1999 by and between Hoover's, Inc. and Media General
             Financial Services, Inc.
  10.4**   La Costa Green Office Building Lease Agreement, as amended, dated March 12, 1996 by and between The Reference Press, Inc. and KP/Miller Realty Growth
  10.5**   Imperial Bank Security and Loan Agreements dated June 17, 1997 and April 2, 1998
  10.6**   Form of Indemnification Agreement between Hoover's, Inc. and each of its directors and executive officers.
  10.7**   Form of Hoover's, Inc. 1999 Stock Incentive Plan.
  10.8**   Stock Purchase Agreement dated as of June 11, 1999 by and between Hoover's, Inc. and
             Knowledge Net Holdings, L.L.C.
  10.9**   Strategic Relationship Agreement dated as of June 11, 1999 by and between Hoover's, Inc.
             and Knowledge Net Holdings, L.L.C.
  10.10**  Amendment No. 1 to Stock Purchase Agreement dated as of June 11, 1999 by and among
             Hoover's, Inc., Knowledge Net Holdings, Inc. and Nextera Enterprises, Inc.
  10.11    Stock Purchase Agreement dated as of September 4, 1997 by and between Hoover's, Inc. and
             Media General, Inc.
  23.1     Consent of Ernst & Young LLP
  23.2**   Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit 5.1.
  24.1**   Power of Attorney (see page II-5).
  27.1**   Financial Data Schedule


------------------------


**  Previously filed.



 + Filed herewith under a confidential treatment request, redacted portions have been provided to the Commission.


(b) Financial Statement Schedules.

The following financial statement schedule of Hoover's is included in Part II of this registration statement:

                                                                                            Page
                                                                                             ---
Report of Independent Auditors on Financial Statement Schedule.........................         S-1
Schedule II B Valuation and Qualifying Accounts........................................         S-2

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or the related Notes.

Item 17.  Undertakings.

The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on July 15, 1999.


                                HOOVER'S, INC.

                                By:              /s/ LYNN ATCHISON
                                     -----------------------------------------
                                                   Lynn Atchison
                                             SENIOR VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


-------------------------------------------------------------------------------
             Name                         Title                    Date
------------------------------  --------------------------  -------------------
                                Chairman of the Board,
      PATRICK J. SPAIN*           Chief Executive Officer
------------------------------    and President (principal     July 15, 1999
       Patrick J. Spain           executive officer)

                                Senior Vice President and
      /s/ LYNN ATCHISON           Chief Financial Officer
------------------------------    (principal financial and     July 15, 1999
        Lynn Atchison             accounting officer)

     WILLIAM S. BERKLEY*
------------------------------  Director                       July 15, 1999
      William S. Berkley

          ALAN CHAI*
------------------------------  Director                       July 15, 1999
          Alan Chai

------------------------------  Director                       July 15, 1999
        Steven B. Fink

      THOMAS J. HILLMAN*
------------------------------  Director                       July 15, 1999
      Thomas J. Hillman

       GARY E. HOOVER*
------------------------------  Director                       July 15, 1999
        Gary E. Hoover

    LAURENCE J. KIRSHBAUM*
------------------------------  Director                       July 15, 1999
    Laurence J. Kirshbaum

    STEPHEN R. ZACHARIAS*
------------------------------  Director                       July 15, 1999
     Stephen R. Zacharias


*By:      /s/ LYNN ATCHISON
      -------------------------
            Lynn Atchison
          ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


-------------------------------------------------------------------------------------------------------------
 Exhibit
 Number                                               Description
---------  --------------------------------------------------------------------------------------------------

   1.1**   Form of Underwriting Agreement by and among Hoover's, Inc. and the Underwriters.

   3.1**   Form of Amended and Restated Certificate of Incorporation of Hoover's, Inc., as amended

   3.3**   Form of Amended and Restated Bylaws of Hoover's, Inc., as amended.

   4.1**   Specimen certificate for shares of common stock.

   4.3**   Form of Warrant

   5.1**   Opinion of Brobeck, Phleger & Harrison LLP

  10.1**   Amendment No. 1 to Stock Purchase Agreement dated as of June 25, 1999 by and between Hoovers, Inc.
             and Media General, Inc.

  10.2**   Amended and Restated Stock Purchase Agreement dated June   , 1999 by and between Hoover's, Inc.
             and Warner Books, Inc.

  10.3   + Distributor Agreement dated June 1, 1999 by and between Hoover's, Inc. and Media General Financial
             Services, Inc.

  10.4**   La Costa Green Office Building Lease Agreement, as amended, dated March 12, 1996 by and between
             The Reference Press, Inc. and KP/Miller Realty Growth

  10.5**   Imperial Bank Security and Loan Agreements dated June 17, 1997 and April 2, 1998

  10.6**   Form of Indemnification Agreement between Hoover's, Inc. and each of its directors and executive officers.

  10.7**   Form of Hoover's, Inc. 1999 Stock Incentive Plan.

  10.8**   Stock Purchase Agreement dated as of June 11, 1999 by and between Hoover's, Inc. and Knowledge Net
             Holdings, L.L.C.

  10.9**   Strategic Relationship Agreement dated as of June 11, 1999 by and between Hoover's, Inc. and
             Knowledge Net Holdings, L.L.C.

  10.10**  Amendment No. 1 to Stock Purchase Agreement dated as of June 11, 1999 by and among Hoover's, Inc.,
             Knowledge Net Holdings, Inc. and Nextera Enterprises, Inc.

  10.11    Stock Purchase Agreement dated as of September 4, 1997 by and between Hoover's, Inc. and Media
             General, Inc.

  23.1     Consent of Ernst & Young LLP

  23.2**   Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit 5.1.

  24.1**   Power of Attorney (see page II-5).

  27.1**   Financial Data Schedule


------------------------


**  Previously filed.



 + Filed herewith under a confidential treatment request, redacted portions have been provided to the Commission.

     As filed with the Securities and Exchange Commission on July 15, 1999


                                                      Registration No. 333-78109
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            ------------------------


                                    EXHIBITS
                                       To
                                AMENDMENT NO. 3
                                       To
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                 HOOVER'S, INC.

             (Exact name of registrant as specified in its charter)

         Delaware                             7375                            74-2559474
      (State or other             (Primary Standard Industrial             (I.R.S. Employer
      jurisdiction of              Classification Code Number)          Identification Number)
     incorporation or
       organization)

                                 Hoover's, Inc.
                           1033 La Posada Drive #250
                              Austin, Texas 78752
                                 (512) 374-4500

(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                            ------------------------

                                Patrick J. Spain
                             Chairman of the Board,
                     Chief Executive Officer and President
                                 Hoover's, Inc.
                           1033 La Posada Drive #250
                              Austin, Texas 78752
                                 (512) 374-4500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

           RONALD G. SKLOSS                             ALAN DEAN
           THOMAS R. NELSON                       Davis Polk & Wardwell
            MARK T. GOGLIA                         450 Lexington Avenue
   Brobeck, Phleger & Harrison LLP               New York, New York 10017
   301 Congress Avenue, Suite 1200                    (212) 450-4000
         Austin, Texas 78701                    Facsimile: (212) 450-4800
            (512) 477-5495
      Facsimile: (512) 477-5813

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------